Exhibit 99.1

Growing as a leader in peptide therapeutics Company reg. no. 20045078 Zealand Pharma Annual Report 2020

About Zealand Pharma We intend to be a leader in specialty medicines focusing on metabolic and gastrointestinal diseases and other rare disease areas with significant unmet medical needs 2 Zealand Pharma  ∞  Annual Report 2020

Overview 4 Zealand Pharma in short 5 Financial and sustainability highlights 6 Letter from the Chairman 7 Letter from the CEO 9 2020 Achievements 12 Consolidated key figures 13 2021 Outlook and objectives 14 Zealand Pharma’s first independent launch 15 Established US Platform 17 Leveraging market presence 19 Five in 25 21 Zealand Pharma’s R&D platform and pipeline 22 Peptide platform and pre-clinical programs 23 Pre-Clinical Programs 25 Clinical Pipeline Overview 27 Three patient stories 28 Severe Hypoglycemia in diabetes 29 Congenital Hyperinsulinism 31 Type 1 Diabetes management 34 Other Hypoglycemic conditions 35 Obesity / Type 2 Diabetes 36 Short bowel syndrome 37 Corporate matters 40 Corporate governance 41 Corporate responsibility 44 Our People and culture 46 Risk management and internal control 48 Financial review 50 Shareholder information 53 Board of Directors 55 Corporate Management 58 Financial statements Consolidated financial statements 60 Income statement 62 Statement of comprehensive income 62 Statement of financial position 63 Statement of cash flows 64 Statement of changes in equity 64 Business overview 65 Notes 66 Financial statements of the parent company 100 Income statement 101 Statement of comprehensive income 101 Statement of financial position 102 Statement of cash flows 103 Statement of changes in equity 103 Notes 104 Alternative performance measures for the group (non-audited) 117 Statement of the Board of Directors and Executive Management 118 Independent auditor’s report 119 Other information 123 Sources 124 Addresses (company information) 124 Management review Contents CEO Letter   Read more on page 9 Patient stories   Read more on page 28 See our pipeline   Read more on page 22 3 Zealand Pharma  ∞  Annual Report 2020 Contents

Overview Zealand Pharma in short 5 Financial and sustainability highlights 6 Letter from the Chairman 7 Letter from the CEO 9 2020 Achievements 12 Consolidated key figures 13 2021 Outlook and objectives 14 4 Zealand Pharma  ∞  Annual Report 2020 Overview

Zealand Pharma • Annual Report 2020 5

Zealand Pharma in short.

Every day we work to pursue our mission of transforming patients' lives through peptide innovations and novel treatment solutions.

Find out more about Zealand at
zealandpharma.com/about-us

Zealand Pharma at a glance



5x25

5 commercialized products by 2025

Fully integrated biotech with U.S. commercial presence

Innovation peptide research platform and robust pipeline





329

Employees

Offices in Copenhagen, DK; New York City, NY; Boston and Marlborough, MA.

2

Strategic partnerships

Boehringer Ingelheim and Alexion Pharmaceuticals



2020

Commercial operation established

Commercial platform in place to launch metabolic and gastrointestinal franchises



4

Late stage assets

Three late-stage assets for metabolic diseases, one for GI diseases

Our ambition is to be a leading provider of innovative peptide therapeutics and novel treatment solutions to address the unmet medical needs of patients. We have a unique peptide research platform that we leverage to discover, develop and commercialize innovative treatments focusing on metabolic and gastrointestinal diseases, including rare disease areas. This platform has enabled us to develop a broad pipeline of both clinical and pre-clinical programs.

Headquartered in Copenhagen, we are a global company with locations in Boston and Marlborough, MA, and New York, NY. In 2020, we established our commercial organization in the U.S., where today we market the V-Go® insulin delivery device. By 2025, we plan to have five products on the market and are working to make a number of our pipeline candidates available to patients, beginning with the dasiglucagon auto-injector and pre-filled syringe for severe hypoglycemia this year, pending regulatory approval by the U.S. Food and Drug Administration (FDA).

2015 2016 2017 2018 2020 2019 Restricted cash Securities Cash and equivalents Jan 2020 Dec 2020 Jul 2020 150 200 250 300 440 642 664 1,160 1,380 1.257 Find out more at zealandpharma.com/investor-relations Financial and sustainability highlights R&D investment, DKK Revenue, DKK Net operating expenses, DKK ZEAL share price, DKK at Dec. 31, 2020 220.60 (-6% since Dec. 31, 2019) Cash position, DKKm 353.3 m (+756% v. 2019) 604.1 m +8% (v. 2019) Employees (average) 297 53% in R&D Administrative expenses, DKK 203.5 m (+200% v. 2019) 1,092.1 m (+74% v. 2019) Share price, DKK 6 Zealand Pharma  ∞  Annual Report 2020 Financial and sustainability highlights

Letter from the Chairman The start of a new era 2020 marked Zealand Pharma’s transformation from a small research and development-focused company to a fully integrated biopharmaceutical company. 7 Zealand Pharma  ∞  Annual Report 2020 Letter from the chairman

Zealand Pharma • Annual Report 2020 8

When two visionary scientists founded the company in 1998, it was only a dream that Zealand Pharma would become an integrated biopharmaceutical company. Today it is on the verge of its first potential independent product launch, has an established commercial presence in the US, a broad and medically meaningful clinical pipeline, several promising pre-clinical programs and a proven track record of developing approved medicines. Thanks to a long-term bold vision, exceptional global employees, agility in an ever-evolving field and an unwavering commitment to scientific discovery and patients, Zealand Pharma is well positioned for success in a new era.

Strength of our people

Zealand Pharma's success is based on the collective contributions from our talented employees, past and present. Their creativity, teamwork, perseverance, and ability to execute on our plans over the years have contributed to our success. This really came into focus in 2020, when we progressed against our goals despite challenges presented by the COVID-19 pandemic. I am proud of and impressed by our growing team of talented professionals, who have chosen to pursue their careers at Zealand Pharma.

Unique peptide platform

Our competitive and distinguishing advantage is our unique peptide platform that allows us to design and engineer highly innovative peptide or peptide-like medicines. Since its inception, Zealand Pharma has developed and commercialized two such medicines, and in 2021, we expect to potentially achieve the launch of dasiglucagon auto-injector and pre-filled syringe for severe hypoglycemia by Zealand's own commercial subsidiary in the US. We are determined to continue to build on our position of strength.

The courage to invest

Courage, boldness, and confidence are other influential elements that have transformed Zealand Pharma into what it is today. In 2015, we made the bold decision to rely less on partnerships so we could more independently control our assets — and thereby our future. We have demonstrated the courage to invest significantly in our people and the R&D pipeline, as well as our commercial capabilities in the US by acquiring Valeritas.

The journey continues

While it has been a remarkable journey for Zealand Pharma so far, our success is also built on a drive for continual advancement. We feel an obligation to always do more and create more value for patients, shareholders, and society. We have significant potential, and we will continue to invest in developing new medicines, expanding our research and development efforts into new disease areas, and making our products available to as many patients as possible.

On behalf of the Board of Directors, I thank our shareholders for your belief and support. I also thank the CEO, Emmanuel Dulac, the Management team and the rest of the organization for their fantastic contributions and achievements in 2020. I look forward to our continued collaboration to grow Zealand Pharma even further.

Martin Nicklasson
Chairman of the Board of Directors

Our competitive and distinguishing advantage is our unique peptide platform that allows us to design and engineer highly innovative peptide or peptide-like medicines.

Martin Nicklasson
Chairman of the Board of Directors

Letter from the CEO Ready to execute on our potential first independent launch and pursue our 2025 ambition Zealand Pharma demonstrated the resilience, energy, and innovative thinking that makes our company unique as we faced the unprecedented challenges presented by the global pandemic in 2020. Thanks to our employees’ dedication, we kept our company, labs, and trials running, and also started our transformation into a fully integrated biopharmaceutical company with a commercial presence in the US. We are now set up for our potential first independent product launch in the first half of 2021. 9 Zealand Pharma  ∞  Annual Report 2020 Letter from the CEO

Zealand Pharma • Annual Report 2020 10

It is with a great sense of pride that we at Zealand Pharma reflect on 2020. Like so many other companies across the globe, we encountered numerous challenges due to the COVID-19 pandemic. Yet, we worked to overcome them and pursue our strategic objectives to transform into a fully integrated biopharmaceutical company. Today we are in a strong position as we approach the historical milestone of independently launching our first product with the anticipated launch of the dasiglucagon auto-injector and pre-filled syringe for severe hypoglycemia in the US in the first half of 2021 (pending approval).

This launch will also be an important step towards achieving our 2025 vision. In the coming four years, we aim to build on all of our earlier accomplishments and leverage our platform and investments to expand our leadership in peptides, conduct research and development in new indications, and launch several products as we build a high-performing commercial organization.

Addressing COVID-19

The pandemic and the associated pressure on health care systems, shutdowns, and restrictive health care measures presented challenges to all facets of our business. From the outset, our priority has been to keep our employees, patients, business, and clinical partners safe, while also supporting our communities' efforts to reduce the transmission of COVID-19. We quickly adapted to a much more virtual way of working and managed to keep our company, labs, and trials running.

We took measures to secure our discovery activities, minimizing the impact of COVID-19 on our research activities. Employees who could work from home did so, while team members in laboratory facilities worked in shifts to reduce the number of people gathered at one time. We continued our clinical trials while working with authorities, investigators, trial sites, and contract research organizations to minimize site visits and ensure optimal trial follow-ups. We minimized business travel and relied on digital technologies to meet virtually rather than in person. Virtual meetings, trainings, and support also transformed our engagement with health care providers and patients, with whom we met less in person.

Progressing our clinical programs

Despite the circumstances of 2020, we accomplished a lot, thanks to the resilience, energy, and innovative thinking from our dedicated employees. For the first time ever, we independently submitted a US Food and Drug Administration (FDA) New Drug Application (NDA) — for the dasiglucagon auto-injector and pre-filled syringe for severe hypoglycemia — which the FDA accepted in May. We are hopeful and excited that, if approved, the dasiglucagon auto-injector and pre-filled syringe for severe hypoglycemia can become an important option for people with diabetes and their caregivers to treat severe hypoglycemia.

Pending approval, the dasiglucagon auto-injector and pre-filled syringe for severe hypoglycemia is expected to become the first dasiglucagon–based medicine made available to patients. We are also developing dasiglucagon in Congenital Hyperinsulinism, a devastating ultra-rare disease, and we were able to carry through the first Phase 3-trial in 2020, with the next trial expected to read out this year. For the bi-hormonal artificial pancreas pump, which also uses dasiglucagon, we plan to initiate the pivotal Phase 3-trial in 2021.

On behalf of the Management team, and all my other Zealand Pharma colleagues, I extend my thanks to our partners and patients for trusting us. We are committed to fulfilling the significant potential of Zealand Pharma and realizing our mission to transform patients' lives through peptide innovations and novel treatment options.

Emmanuel Dulac
President and Chief Executive Officer

Our partner, Boehringer Ingelheim (BI), progressed the clinical development of BI-456909 with the initiation of a Phase 2-trial in type 2 diabetes and obesity, and plans to also pursue development in non-alcoholic steatohepatitis (NASH).

We also made progress in the clinical development of our gastrointestinal programs. Though the pan-

Zealand Pharma • Annual Report 2020 11

demic impacted patient recruitment for our Phase 3 trial with glepaglutide in Short Bowel Syndrome (SBS), we kept the trial running. We also completed the first Phase 1 trial with dapiglutide, a potential next generation of SBS treatment, and initiated another Phase 1 trial to move the program forward.

Expanding and advancing our early pipeline

In addition to our many clinical development programs, Zealand Pharma also has a broad pre-clinical pipeline that gives us opportunities to grow our drug portfolio candidates by expanding into new indications.

We made strong progress in our early pipeline during 2020. We regained the worldwide rights to the amylin-analog program from BI, and we expect to start clinical development for this program in 2021.

In our GIP-program, which has potential for development in multiple major diseases and comprises mono-, dual-, and triple-agonists, we selected the lead molecule and progressed towards clinical development. We also progressed our Alpha4Beta7-program, which has the potential to provide our first-ever oral peptide therapeutic. We are excited by this prospect, as oral delivery could potentially ease the use of peptide treatments for patients. It could also make administering peptides easier and possibly improve treatment and compliance.

Transforming to a fully integrated biopharmaceutical company

While successfully driving our research and development activities, we also managed to complete our strategic objective of building our own commercial platform in the US, thus transforming Zealand Pharma into a fully integrated, global biopharmaceutical company. We integrated staff and assets from Valeritas, growing our total number of employees worldwide by approximately 50%, and gaining the V-Go® wearable insulin device. Through V-Go®, which is already on the market, Zealand has expanded its team with a seasoned salesforce, laying the groundwork for the potential launch of the dasiglucagon auto-injector and pre-filled syringe for severe hypoglycemia.

Securing a strong financial position

With so many activities and achievements, we have maintained a high level of investments across our company. This is made possible by our strong financial position, enhanced through a record-breaking capital raise in Zealand's history in June, raising DKK 658m. This means we can continue to allocate adequate resources, to ensure we achieve the highest value of our assets.

Growing as a leader in peptide therapeutics

While 2020 was a successful year of transformation for Zealand Pharma, we are focused and continue the work needed to prepare to progress several products as we build a high performing commercial organization.

2021 will be a year of execution as we set out to achieve our 2025 ambition to expand our leadership in peptides, conduct research and development in new indications.

Five years ago, we were solely a Research & Development-company with an early stage-pipeline. Today, we have our own commercial presence in the US, we have filed our first own marketing application, are ready for our first ever independent product launch and have a broad late-stage pipeline. This year may be the end of the beginning for Zealand Pharma as we enter yet another transformational year for the company.

On behalf of the Management team, and all my other Zealand Pharma colleagues, I extend my thanks to our partners and patients for trusting us. We are committed to fulfilling the significant potential of Zealand Pharma and realizing our mission to transform patients' lives through peptide innovations and novel treatment options.

Emmanuel Dulac
President and Chief Executive Officer

2020 Achievements In 2020, we took a transformational step by acquiring and integrating our US footprint, including our commercialized product V-Go. 2020 Achievement Built Zealand Pharma U.S. and advanced launch readiness • Established Boston-area office for Zealand Pharma US operations • Built US organization with key hires and through Valeritas acquisition • Established launch readiness program for dasiglucagon auto-injector and pre-filled syringe for severe hypoglycemia Executed on the clinical pipeline • Dasiglucagon auto-injector and pre-filled syringe for severe hypoglycemia: Submitted NDA to US FDA in Q1 • Dasiglucagon for congenital hyperinsulinism: First Phase 3 study completed, and second Phase 3 study initiated • Dasiglucagon for bi-hormonal artificial pancreas pump: End of Phase 2 meeting conducted • Glepaglutide for short bowel syndrome: Patient enrolment in Phase 3 study advanced • Dapiglutide for short bowel syndrome: Single Ascending Dose (SAD) executed, Multiple Ascending Dose (MAD) trial initiated as part of Phase 1 program advancement Advanced our early pipeline • Advanced four programs in pre-clinical development towards Phase 1 initiation (ZP8396 Amylin analog; complement C3 inhibitor1, ZP 10000 α4β7 integrin inhibitor; ZP6590 GIP; ZP 9830 Kv1.3 ion channel blocker) Expanded our strong financial and organizational position • Completed the acquisition of Valeritas, with successful integration of US organization and our commercialized product V-Go • Boehringer-Ingelheim advanced our GLP-1/GLU to Phase II in type 2/Obesity and decided to initiate a second program in non-alcoholic steatohepatitis (NASH) triggered a EUR 20 million milestone payment • Secured a total of DKK 795 million in private placement over two rounds ¹ Partnered with Alexion Pharmaceuticals. In addition, we advanced our pipeline programs, most prominently submitting our first NDA for the dasiglucagon auto-injector and pre-filled syringe for severe hypoglycemia. During the year we successfully kept our operations running with a highly engaged work force through the COVID-19 health crisis. Find out more about Zealand at zealandpharma.com/about-us 12 Zealand Pharma  ∞  Annual Report 2020 2020 Achievements

Zealand Pharma • Annual Report 2020 13

Consolidated key figures*.

DKK '000	2020	2019	2018	2017	2016
Income statement and comprehensive income					
Revenue	353,314	41,333	37,977	136,322	230,864
Gross margin	**262,749**	**40,918**	**34,621**	**122,159**	**199,933**
Research and development expenses	-604,081	-561,423	-438,219	-323,949	-261,387
Sales and Marketing expenses	-285,256	0	0	0	0
Administrative expenses	-202,771	-67,881	-43,543	-47,343	-50,514
Net operating expenses	**-1,092,108**	**-629,304**	**-481,762**	**-371,292**	**-311,901**
Operating result	**-792,361**	**-587,942**	**652,385**	**-248,526**	**-110,271**
Net financial items	-47,292	11,265	-27,334	-31,387	-43,764
Result before tax	**-839,653**	**-576,677**	**625,051**	**-279,913**	**-154,035**
Income tax[1]	-7,076	5,136	-43,773	5,500	5,500
Net result for the period	**-846,729**	**-571,541**	**581,278**	**-274,413**	**-148,535**
Comprehensive result for the period	**-837,752**	**-571,541**	**581,278**	**-274,413**	**-148,535**
Earnings/loss per share – basic/diluted (DKK)	-22.07	-16.91	18.94	-9.85	-6.11
Statement of financial position					
Cash and cash equivalents	960,221	1,081,060	860,635	588,718	323,330
Marketable securities	297,345	299,448	298,611	75,111	0
Cash, cash equivalents and Marketable securities	**1,257,566**	**1,380,508**	**1,159,246**	**663,829**	**323,330**
Other assets	504,383	219,006	70,551	57,456	359,786
Total assets	**1,761,949**	**1,599,514**	**1,229,797**	**721,285**	**683,116**
Share capital ('000 shares)	39,800	36,055	30,787	30,751	26,142
Equity	1,229,311	1,242,673	1,116,281	514,669	267,381
Equity ratio[2]	0.70	0.78	0.91	0.71	0.39

DKK '000	2020	2019	2018	2017	2016
Cash flow					
Cash outflow/inflow from operating activities	-688,716	-409,455	-461,420	-278,746	40,904
Cash outflow/inflow from investing activities	-196,807	-51,666	882,925	221,351	-299,958
Cash outflow/inflow from financing activities	760,941	674,480	-155,449	337,930	157,146
Purchase of property, plant and equipment	-25,044	-21,036	-4,038	-7,226	-2,600
Free cash flow[3]	-713,760	-430,491	-463,418	-285,972	38,304
Other					
Share price (DKK)	220.60	235.40	82.40	85.00	106.50
Market capitalization (DKKm)[4]	8,464	8,487	2,537	2,614	2,784
Equity per share (DKK)[5]	32.04	34.52	36.33	16.77	11.24
Average number of employees	297	173	146	128	124
Number of full time employees at the end of the year	329	179	149	133	108

* The acquisition of the business from Valeritas is only reflected in key figures covering the period since April 2, 2020 being the acquisition date.

1 Zealand expects to be eligible to receive up to DKK 5.5 million in Danish corporate tax benefit related to R&D expenses incurred for 2020, of which DKK 5.5 million has been recognized for the period ended December 31, 2020.

2 Equity ratio is calculated as equity at the balance sheet date divided by total assets at the balance sheet date.

3 Free cash flow is calculated as the sum of cash flows from operating activities and purchase of property, plant and equipment.

4 Market capitalization is calculated as outstanding shares at the balance sheet date times the share price at the balance sheet date.

5 Equity per share is calculated as shareholders' equity divided by total number of shares less treasury shares.

Zealand Pharma • Annual Report 2020 14

2021 Outlook and Objectives.

We expect 2021 to be a year where we continue to develop as a fully integrated biopharmaceutical company, by launching our first product and thereby having two marketed assets in the US

We will mobilize resources and galvanize our teams to find ways to accelerate our late stage programs, advance our early candidates and identify novel treatment targets.

Financial guidance

In 2021, Zealand Pharma expects net product revenue from the sales of its commercial products of DKK 220 million +/-10% compared to 2020 of DKK 161.3 million.

In 2021, Zealand Pharma expects revenue from existing license agreements. However, since such revenue is uncertain in terms of size and timing, Zealand Pharma does not intend to provide guidance on such revenue.

Net operating expenses in 2021 are expected to be DKK 1,250 million +/-10% compared to 2020 of DKK 1,092.1 million.

2021 Objectives

Launch Dasiglucagon auto-injector and pre-filled syringe and optimize commercialization	• Deliver on net revenue targets for V-Go and the dasiglucagon auto-injector and pre-filled syringe for severe hypoglycemia (assuming FDA approval in March 2021)
Execute on the clinical pipeline	• Dasiglucagon auto-injector and pre-filled syringe for severe hypoglycemia: Receive approval from US FDA • Dasiglucagon for congenital hyperinsulinism: Deliver second Phase 3 study and prepare NDA/MAA for execution in 2022 • Dasiglucagon for bi-hormonal artificial pancreas pump: Initiate Phase 3 study • Glepaglutide for short bowel syndrome: Finalize patient enrollment in Phase 3 study • Dapiglutide for short bowel syndrome: Complete MAD Phase 1 program and decide on Phase 2 study protocol
Enrich early pipeline and develop our next generation platform	• Advance pre-clinical drug candidates towards Phase 1 • Initiate new pre-clinical projects • Develop our next generation peptide platform
Maintain a strong financial and organizational position	• Ensure disciplined financial management and productive investments • Focus company on operational performance and organizational health

Zealand Pharma’s first independent launch Established US Platform 17 Leveraging market presence 19 Five in 25 21 "We are excited about the prospect of launching dasiglucagon auto-injector and pre-filled syringe for severe hypoglycemia as we work tirelessly to deliver better treatments to patients. With a diversified pipeline and many late-stage assets, we believe ‘Five in 25’ is possible." Frank Sanders President of Zealand Pharma U.S. 15 Zealand Pharma  ∞  Annual Report 2020 ZPs first independent launch - Indhold

Zealand Pharma’s first independent launch With an established US platform and commercial presence, we are ready to introduce the dasiglucagon auto-injector and pre-filled syringe for severe hypoglycemia to patients pending US FDA approval. Dasiglucagon auto-injector and pre-filled syringe for severe hypoglycemia could potentially become the first of five commercial products to be launched by 2025. 16 Zealand Pharma  ∞  Annual Report 2020 Zealand Pharma’s first independent launch

Established US Organization In line with our strategy of independently commercializing our medicines, Zealand Pharma has established its own fully-fledged commercial operation in the US, preparing us not only for the dasiglucagon launch but for the additional launches expected by 2025. In 2020, Zealand Pharma transformed from a primar- ily R&D-focused company to a fully integrated bio- tech company with an established footprint in the US diabetes market. The establishment of our US com- mercial platform is a pivotal element in our strategy, and this transformation will allow us to independently launch and market the medicines we develop on the world’s biggest pharmaceutical market. Accelerating commercial build-up In April of 2020, we closed on a transaction with US- based Valeritas Holdings, Inc., in which we acquired all of the company’s assets including the marketed V-Go® wearable insulin delivery device, providing us with a commercial infrastructure and accelerating our plans for build-up in the US. As part of the trans- action, we gained an existing commercial organi- zation and 110 employees, including approximately 75 sales representatives, all supporting systems, processes, and the majority of established contracts, US-based in Marlborough, Massachusetts 110 employees including approximately 75 sales representatives V-Go® One marketed product – a wearable insulin delivery device Acquired US activities in brief as well as an operations site in Marlborough, Massa- chusetts. In parallel with the acquisition, we achieved an- other historical milestone with the filing of our first ever New Drug Application (NDA) with the US Food and Drug Administration for the dasiglucagon auto-injector and pre-filled syringe for severe hypo- glycemia. Pending approval, the dasiglucagon au- to-injector and pre-filled syringe for severe hypogly- cemia will be the first product ever we launch on our own, leveraging our US commercial platform. By acquiring the already marketed V-Go® wearable insulin delivery device, we immediately became a commercially active company in the US, interacting with key stakeholders in the diabetes space, including patients, physicians and payors. Many of the these stakeholders will also be essential for the successful launch of the dasiglucagon auto-injector and pre- 17 Zealand Pharma  ∞  Annual Report 2020 Established US Platform

Zealand Pharma • Annual Report 2020 18

filled syringe. On top of its strategic value, V-Go® generates revenue that helps finance our significant investments across commercial and Research & Development activities.

Successful integration

Due to the pandemic, the undertaking of integrating our new colleagues and assets into Zealand Pharma was done virtually with a very limited number of physical meetings. We are proud to have risen to the challenge and navigated this already complex task, successfully completing the integration – increasing the total number of employees by close to 50% – according to plans and deadlines.

We also strengthened the US leadership team with the appointment of Frank Sanders as President of Zealand Pharma US. Having more than 25 years of experience within commercial operations, Frank joined from a position as general manager of the US Commercial team at Sage Therapeutics and is a member of Zealand Pharma's global Corporate Management team.

We further expanded our operations in the US in July of 2020 by opening a new office in Boston, where commercial operations are headquartered.

V-Go® wearable insulin delivery device

Designed to deliver insulin like the body does—gradually, during the day and night—and replace both long-acting basal insulin and multiple mealtime insulin injections, V-Go delivers a continuous basal insulin rate over 24 hours that mimics the body's natural approach to all-day-and-night blood sugar control. With a continuous, preset rate of fast-acting insulin along with convenient, on-demand dosing at mealtimes (bolus dosing). V-Go is designed to meet insulin needs throughout the day. Studies have shown that V-Go provides better control of blood sugar levels than multiple daily insulin injections.[1]



[1] Lajara R, Nikkel C. Poster presented at: the International Society for Pharmacoeconomics and Outcomes Research 22nd Annual International Meeting; May 2017; Boston, MA.

Zealand Pharma • Annual Report 2020 19

Leveraging market presence for the dasiglucagon auto-injector and pre-filled syringe for severe hypoglycemia launch.

With V-Go® marketed in the US, we are well positioned with patients, physicians and payors, to execute an effective launch of dasiglucagon auto-injector and pre-filled syringe for severe hypoglycemia pending approval.

Zealand Pharma is in a position of strength ahead of the anticipated launch of the dasiglucagon auto-injector and pre-filled syringe for severe hypoglycemia, pending approval from the US Food and Drug Administration. We plan to launch in late June of 2021, following our PDUFA date of March 27, 2021.

With V-Go® already on the market, we will be able to hit the ground running with the dasiglucagon launch. Our sales representatives currently interact with potential dasiglucagon prescribers including endocrinologists and diabetologists, covering the most densely populated areas of the US.

Underdeveloped market

Dasiglucagon will address a US market where hypoglycemia is the most common cause for Emergency Room (ER) visits for adults with diabetes, with 235,000 ER visits/year, of which 57,000 resulted in hospitalizations[1]. Our highly experienced team of sales, medical affairs, and market access professionals have a strong and active presence with US medical opinion leaders, endocrinologists and diabetologists, and major national and regional payors and pharmacy benefit managers. Foundational marketing, patient support, and commercial operations infrastructure are being optimized ahead of the launch of dasiglucagon.

[1] Centers for Disease Control (CDC). Diabetes Statistics Report. 2020.



Dasiglucagon *For illustration only*

~10%

annual market growth following new entrant launches in 2019

New entrants have captured approximately

~40%

volume market share in 2020

Market volume

largely driven by Type 1 Diabetes utilization (80% of TRx), with additional penetration potential across both Type 1 and Type 2 Diabetes patients at risk of severe hypoglycemic events

$300M

total Gross Market Value (excluding rebates & discounts)

Symphony Health, 2020 December TRx Quantity share and Integrated WAC Sales

2017 2019 2020 2021* 2018 USDm Gross sales (WAC level) 0 50 100 150 200 250 300 350 * Assuming 10% market growth. Source: Symphony, as referenced for previous actuals. Dasiglucagon auto-injector and pre-filled syringe launches in growing market Severe hypoglycemia is an underdeveloped market. While approximately 675,000 glucagon prescriptions were filled in 2020, there are more than 8.2 million adults on insulin therapy in the US. The significant growth potential is already starting to materialize, supported by introductions of new treatment solutions. The launch of dasiglucagon in this growing market, may increase awareness of the benefits of the new treatment options for this acute, life-threatening condition. 20 Zealand Pharma  ∞  Annual Report 2020

Zealand Pharma • Annual Report 2020 21

Five in 25.

Zealand Pharma's broad pipeline provides the potential to build a diversified product portfolio with five marketed products by 2025.

The anticipated launch of dasiglucagon auto-injector and pre-filled syringe for severe hypoglycemia in the US is potentially just the first of a number of launches of new medicines from Zealand Pharma in the coming years. Our goal is to have five commercialized products in the US by 2025.

Dasiglucagon for severe hypoglycemia is the first product in our franchise built on the dasiglucagon molecule. The next potential launch is a continuous infusion for the treatment of Congenital Hyperinsulinism (CHI), a rare disease with often devastating consequences for patients and their families. We expect our second Phase 3 trial to readout in 2021.

We are also planning to start a Phase 3 trial with dasiglucagon used in a fully automated bi-hormonal pump, in collaboration with Beta Bionics. This "bionic" pancreas has been shown in Phase 2 studies to achieve more stable levels of blood glucose levels, while reducing hypoglycemia. If successful, this opportunity constitutes another potential launch of dasiglucagon in the coming years.

In the gastrointestinal field we have the potential to launch a new treatment for patients with Short Bowel Syndrome (SBS). Glepaglutide, a long-acting GLP-2 analog, is being developed in an auto-injector with potential for convenient weekly administration. It is currently in Phase 3 and has been granted orphan drug designation by the US FDA.

We are excited about the our first independent launch of dasiglucagon for severe hypoglycemia and the prospect of having multiple additional potential new product launches in the metabolic and gastrointestinal disease areas over the next 5 years.

NDA submission, established US commercial organization, strengthened US leadership, opened Boston office


Establishing our Peptide Platform
Founded 1998
World-leading peptide platform with two medicines brought to market
Licensed partnerships
Accelerating late stage development
Robust pipeline including three late stage programs
Approaching commercialization
Establishing operations in the US
NDA submission for dasiglucagon auto-injector and pre-filled syringe for severe hypoglycemia
US leadership, commercial, medical and corporate infrastructure
Opened Boston facility
Dasiglucagon
auto-injector and pre-filled syringe for severe hypoglycemia
Dasiglucagon
for congenital hyperinsulinism
Glepaglutide
for short bowel syndrome
Dasiglucagon
bi-hormonel artificial pancreas
4 potential product launches in 4 years
1998
2019
2020
2021
2022-2025

Zealand Pharma’s R&D platform and pipeline Peptide platform and pre-clinical programs 23 Pre-Clinical Programs 25 Clinical Pipeline Overview 27 Three patient stories 28 Severe Hypoglycemia in diabetes 29 Congenital Hyperinsulinism 31 Type 1 Diabetes management 34 Other Hypoglycemic conditions 35 Obesity / Type 2 Diabetes 36 Short bowel syndrome 37 “Our R&D ambition is to establish the next-generation peptide therapeutic platform and a commitment to continue building a high value pipeline.” Adam Steensberg CMO and Head of R&D. 22 Zealand Pharma  ∞  Annual Report 2020 Zealand Pharma’s R&D platform and pipeline

Zealand Pharma • Annual Report 2020 23

Peptide platform.

Zealand Pharma's peptide platform allows us to engineer peptide analogs with enhanced biological activity, extended duration of action and increased stability to provide innovative and better treatments for a range of different diseases.

Since our founding in 1998, Zealand Pharma's sole focus has been on the discovery and development of peptide-based medicines to harness the power of native peptides and enhancing their effects. We have a unique peptide platform and design process built around a deep understanding of peptide chemistry, formulation know-how and intellectual property rights combined with advanced computer science. This allows us to engineer peptide analogs with enhanced biological activity, extended duration of action and increased stability to provide innovative and better treatments for a range of diseases.

Our peptide platform is validated by the fact that Zealand Pharma has now advanced more than ten novel peptide-analogs into clinical development, two of which are currently marketed. 2021 will hopefully see the approval of a third Zealand Pharma molecule; dasiglucagon as the active ingredient in the dasiglucagon auto-injector and pre-filled syringe for severe hypoglycemia.

Validated peptide platform and design process

Peptides

What do we want?

- Agonist/Antagonist of biological function
- Mono/Dual pharmacology
- Inhibition of protein:protein interactions (PPI)


Peptide
Protein
Peptide
Amino acid

Chemistry & Formulation

Peptide starting points

- Rational design
- Libraries of venoms
- Libraries with linear or cyclic peptides

Designed properties

- Potency
- Short or long-acting
- Physical stability
- Chemical stability
- Solubility
- Pharmacokinetics

Peptide Therapeutics

ZP Peptide Properties	Patient Benefits
High potency	Small volume, subcutaneous
High stability	Ready-to-use
Extended half-life	Reduced dosing frequency
High specificity	Reduced side effects

Find out more in our movie on
zealandpharma.com/peptide-platform-video

Zealand Pharma • Annual Report 2020 24

Vital to human health

Peptides are produced by all living organisms and humans have peptides in every cell and tissue. They can function as biological messengers (hormones) carrying information between cells or organs and thereby perform a wide range of essential functions, e.g., regulating appetite and blood glucose and stimulating tissue growth. This makes peptides vital to keeping us functioning and healthy.

Native peptides are composed of amino acids (fifty or less) in a linear or cyclic form, have powerful biological functions but are inherently unstable and short-lived in the bloodstream. To convert these native peptides into effective peptide therapeutics requires the instability and thus duration of action to be corrected while maintaining or enhancing the biological activity. This requires modifications to the amino acid sequence of the peptide, generally using substitution with another amino acid.

Nature's own inventions

Zealand Pharma uses its unique in-depth understanding of peptide chemistry and biology to focus the substitution process on key amino acids to remove the weak points that result in poor solubility, stability or activity, and thus create new drug candidates. We have successfully applied this approach to glucagon, amylin, GLP-1, GLP-2 and GIP. Enhancing their natural properties or combining their activities in single peptides present multiple therapeutic opportunities.

We base our research and development on endogenous peptides found in humans and peptides from venoms from various animals. We also manipulate bacteria to produce peptide libraries. In other words, we make broad use of nature's own inventions to improve human health and quality of life.

In line with Zealand's strategy to access cutting-edge technology, we have a range of research collaborations providing us with access to novel peptide libraries or new technologies for peptide stabilization and delivery.

Because of their unique features – specificity, physical size and attractive risk profile – peptide-based medicines may allow us to in the future treat diseases that we can't treat today. Furthermore, they may enable us to treat more patients, initiate treatment earlier and ensure better treatment compliance, all of which could improve health outcomes.

Our peptide platform in brief

10 novel peptide-analogs

in clinical development

Dasiglucagon

is a Zealand Pharma molecule; the active ingredient in the dasiglucagon auto-injector and pre-filled syringe for severe hypoglycemia

23 years of experience

where Zealand Pharma's sole focus has been on the discovery and development of peptide-based medicines

Zealand Pharma • Annual Report 2020 25

Pre-Clinical Programs.

New technologies and scientific advancements within peptides enable Zealand Pharma to continuously optimize our peptide platform. Our Research and Development capabilities and current pre-clinical programs provide opportunities to grow our scientific and medical presence by expanding into new indications like obesity and inflammatory diseases.

Our pre-clinical pipeline contains programs focused on analogs of endogenous peptide hormones, as well as programs with innovative peptide candidates acting on components of the complement cascade, ion channels and other target classes.

Find out more in our movie on
zealandpharma.com/peptide-platform-video



Programs focusing on obesity

The global prevalence of obesity has tripled since the mid-1970s with 650 million adults and 124 million children and adolescents suffering from obesity. In the US alone, more than 40% of the population are considered obese[1]. We hope to address the obesety pandemic with peptide molecules with built-in dual-acting pharmacology or molecules with mono pharmacology that can be combined or co-formulated with other anti-obesity treatments

Long-acting amylin analog

Amylin is derived from B-cells in the pancreas and is co-secreted with insulin. It both regulates blood glucose by delaying gastric emptying after meal ingestion and directly modulates satiety signals in the brain. Preclinical studies also suggest that amylin, like glucagon, can increase energy expenditure, contributing to its weight loss effect.

Our lead molecule, ZP8396, is a long-acting analog of amylin designed to allow for co-formulation with other anti-obesity treatments. It has demonstrated significant weight loss in pre-clinical models of obesity.

We plan on Initiating Phase 1 clinical testing In 2021.

Long-acting GIP analogs

Glucose-dependent insulinotropic peptide (GIP) is synthesized by K cells, which are found in the proximal intestine. GIP receptors are expressed in many organs and tissues including the central nervous system, enabling GIP to influence regulation of appetite and satiety, while showing antiemetic effects. Thus, GIP can contribute to the efficacy of other anti-obesity peptides by both a complementary effect and by providing an improved therapeutic window of the other peptide.

Our lead molecule, ZP6590, has shown additive effects when co-administered with a GLP-1RA in pre-clinical obese models. We expect to bring the analog to Phase 1 in 2022.

[1] Kumanyika S et al., N Engl J Med (2020) 383:2197-2200

Zealand Pharma • Annual Report 2020 26

Programs focusing on chronic inflammatory diseases

Peptide medicines have proven their effectiveness in other therapeutic areas such as type 2 diabetes and obesity and we believe that they represent a great opportunity for new innovation in the chronic inflammatory diseases area. The programs we are progressing represent high-profile peptide targets that have shown to be difficult to address with small molecules and antibodies or orally available peptides against disease targets that have already been clinically proven with injectable antibodies.

Complement C3 inhibitor

The complement system is a part of the innate immune system and a central component of the complement cascade is the C3 protein. Altered activation of the complement cascade is implicated in many immune-mediated diseases and in particular rare diseases such as paroxysmal nocturnal hemoglobinuria, cold agglutinin disease, myasthenia gravis and C3 glomerulopathy. There is currently only one approved drug to treat complement mediated diseases: an antibody that blocks the complement cascade C5, the final step in complement activation. We have selected a candidate molecule that acts on C3, upstream of C5 and thus offering potential differentiation and broader utility than the current therapy. The candidate peptide is potent, selective, and long-acting and has the potential to be best-in-class, which we are currently progressing into the next stage of development in collaboration with Alexion.

Integrin α4β7 inhibitor

ZP10000 is being developed as an orally delivered peptide drug to target integrin α4β7, which is involved in the pathogenesis of inflammatory bowel disease (IBD). Specific binding to surface α4β7 on the T cells prevents the interaction with MAdCAM-1 on the endothelial cells, which plays a critical role in immune cell recruitment to the intestinal tissue. This mode of action has been clinically validated in IBD by vedolizumab, an approved injection-only α4β7 integrin inhibitor antibody. ZP10000 is a peptide ligand that selectively binds to α4β7, and its efficacy has been demonstrated in vivo in IBD models. ZP10000 has binding properties on par with marketed antibodies as well as oral bioavailability as demonstrated in vivo. We are currently exploring the optimal oral formulation for this compound while we progress the program towards clinical testing.

Kv1.3 ion channel blockers

Kv1.3 is a potassium conducting ion channel, which is selectively upregulated on T effector memory cells. T effector memory cells play a key role in autoimmunity and chronic inflammation by releasing pro-inflammatory cytokines, which drives tissue damage. The anti-inflammatory effects of blocking the Kv1.3 ion channel have been demonstrated in multiple pre-clinical models of autoimmune diseases. The specific and selective location of the Kv1.3 on the effector memory T cells makes it an attractive pharmaceutical target, as blocking preserves the protective effects of the rest of the immune system. ZP9830 is a potent and selective Kv1.3 blocker with potential to treat a broad range of T cell driven autoimmune diseases. Currently we are progressing the molecule into IND enabling toxicity studies and aim to target inflammatory bowel diseases as a first indication, with the expectation to initiate Phase 1 in 2022.

Zealand Pharma • Annual Report 2020 27

Clinical Pipeline overview.

Zealand has a robust clinical pipeline with programs across all stages of development, including two ongoing Phase 3 programs and another expected to be initiated in 2021.

	Product Candidate	Phase 1	Phase 2	Phase 3	Registration	Marketed
Metabolic	**Dasiglucagon auto-injector and pre-filled syringe** Read more page 29	Severe hypoglycemia				
Metabolic	**Dasiglucagon S.C. Continuous Infusion** Read more page 31	Congenital hyperinsulinism				
Metabolic	**Dasiglucagon Bi-Hormonal Artificial Pancreas Pump** Read more page 34	Type 1 Diabetes management				
Metabolic	**Dasiglucagon Adjustable Mini-Dose** Read more page 34	PBH/ T1D exercise-induced hypo				
Metabolic	**BI 456906 GLP-1/GLU Dial Agonist** Read more page 36	Obesity/T2D/NASH				
GI & Inflammatory	**Glepaglutide GLP-2 Analog** Read more page 37	Short Bowel Syndrome (SBS)				
GI & Inflammatory	**Dapiglutide GLP-1/GLP-2 Dual Agonist** Read more page 37	SBS+

Three patient stories Each story provides a backdrop for how a disease can affect everyday life for a patient, their family and caregivers, and illustrates why we are committed to delivering next generation therapeutics to help change lives. Severe hypoglycemia Robert lives with type 2 diabetes. Despite wearing an insulin delivery device, he has had multiple experiences with severe hypoglycemia and he worries every day about the risk of yet again being put in this situation by his disease. Robert tells about what it feels like when you have a critical drop in blood glucose levels.   Read more on page 29 Congenital Hyperinsulinism Crosby was born with congenital hyperinsulinism. His parents were warned that having a CHI baby was ”going to be a really tough journey.” They tell about the challenges they have faced: from receiving a rare prenatal diagnosis of the condition, trying to manage his volatile blood glucose levels.   Read more on page 31 Short bowel syndrome Dependent on parenteral support to survive, Mike must con- nect to infusion equipment for eight hours a day, six days a week. He tells about how reducing the complexity – and time spent – for parenteral support enables him to make his disease a smaller part of his life, and avoid that the disease defines him in any way.   Read more on page 37 28 Zealand Pharma  ∞  Annual Report 2020 Three patient stories

Zealand Pharma • Annual Report 2020 29

Severe Hypoglycemia in diabetes.

Severe hypoglycemia is an acute, life-threatening condition resulting from a critical drop in blood glucose levels. Unpredictable and among the most feared complications of diabetes treatment[1], severe hypoglycemia requires another person for rescue[2].

Find out more about Zealand at
zealandpharma.com/dasiglucagon-rescue

~8 million people

With diabetes are on insulin therapy in the US[3]

~235,000 Emergency Room Visits

Occur annualy in the US due to severe hypoglycemia[3]

Dasiglucagon auto-injector and pre-filled syringe
The dasiglucagon auto-injector is a ready-to-use auto-injector containing 0.6 mg dasiglucagon, designed to offer people with diabetes fast, effective and reliable treatment for severe hypoglycemia.

2020 Achievements
In March 2020, Zealand Pharma submitted the New Drug Application (NDA) for the dasiglucagon auto-injector and pre-filled syringe for severe hypoglycemia to the US Food and Drug Administration (FDA), which accepted the submission for review in May 2020.

The NDA is based on the clinical program which was concluded in 2019. In the pivotal and confirmatory Phase 3 trials, the primary and all key secondary endpoints were successfully achieved with a median time to blood glucose recovery of 10 minutes. Results from a pediatric Phase 3 trial demonstrated that the median time to blood glucose recovery was also 10 minutes in this patient population.

Next steps
Under the Prescription Drug User Fee Act (PDUFA), the FDA has set a target action date of March 27, 2021. Pending approval, Zealand Pharma expects to launch dasiglucagon auto-injector and pre-filled syringe for severe hypoglycemia later in 2021. This will be our first independent product launch.



3 **phase 3-trials met all primary and key secondary endpoints**

Preferred
mode of administration by patients, care givers and HCPs[4]

10 minutes
median time to recovery in all three phase 3-trials

2021
PDUFA date March 27

[1] Strandberg RB, et al. Diabetes Res Clin Pract. 2017:11-19.
[2] El-Menyar A, et al. J Emerg Trauma Shock. 2016:64-72.
[3] Centers for Disease Control (CDC). Diabetes Statistics Report. 2020.
[4] Zealand Pharma commissioned market research.

Robert Floyd Robert was diagnosed with type 2 diabetes about 12 years ago. Every- day he has to deal with the chal- lenges of the disease. When Robert was diagnosed and started taking insulin, the company he worked for had complaints about him checking his blood sugar and doing insulin shots. There are still things Robert can’t do anymore because of his diabetes, things he used to do all the time. As part of living with type 2 diabe- tes, Robert has also experienced hypoglycemia multiple times. Mild hypoglycemia is blood glucose less than 70 mg/dL, moderate hypogly- cemia is blood glucose less than 54 mg/dL, and severe hypoglycemia is defined as having low blood glucose levels that requires assistance from another person to treat.   Read more of Robert’s story at zealandpharma.com/roberts-story "It hit me like a ton of bricks. No warnings, one minute I was fine, next minute I wasn’t." Robert Floyd Living with type 2 diabetes, on the experience of severe hypoglycemia 30 Zealand Pharma  ∞  Annual Report 2020

Zealand Pharma • Annual Report 2020 31

Congenital Hyperinsulinism.

Congenital hyperinsulinism (CHI) is an ultra-rare and devastating congenital disorder in newborns. It is caused by a defect in pancreatic beta cells, resulting in insulin overproduction. This leads to persistently and dangerously low blood sugar levels (hypoglycemia).

1/25,000-1/50,000

is the ratio of births in which CHI occurs in most countries. It is the most frequent cause of severe, persistent hypoglycemia in newborn babies and children[1].

Substantial burden of disease[2]

- High resistance to existing medical treatment
- High risk of seizures and permanent brain injury
- Most severe cases require pancreatic surgery
- Prolonged hospitalization and intolerable burden to patients, families, caregivers, and healthcare systems

Dasiglucagon Subcutaneous Continuous Infusion

Dasiglucagon is a potential first-in-class glucagon analog for the treatment of children with CHI.

The potential of chronic dasiglucagon infusion delivered via a pump to prevent hypoglycemia in children with CHI is being evaluated in a Phase 3 program. The aim is to reduce or eliminate the need for intensive hospital treatment, reduce the frequency of severe hypoglycemia and need for constant feeding, and to potentially delay or eliminate the need for pancreatectomy. The US Food and Drug Administration and the European Commission both granted orphan drug designation to dasiglucagon for the treatment of CHI.

2020 Achievements

The first Phase 3 trial with 32 children with CHI aged 3 months to 12 years completed enrollment in August, with topline results announced in December. The trial showed that dasiglucagon, on top of standard of care (SOC), did not significantly reduce the rate of hypoglycemia compared to SOC alone when assessed by intermittent self-measured plasma glucose (primary endpoint). However, hypoglycemia was reduced by 40–50% with dasiglucagon as compared to SOC alone when assessed by blinded continuous glucose monitoring (exploratory analysis).

Dasiglucagon treatment was assessed to be safe and well tolerated in the study, and 31 out of 32 patients chose to continue into the long-term extension study.

Next Steps

A second Phase 3 trial with 12 children with CHI from 7 days up to one year of age is ongoing, with topline results expected in 2021.

[1] Orphanet. https://www.orpha.net/consor/cgi-bin/Disease_Search.php?lng=EN&data_id=1025&Disease_Disease_Search_diseaseGroup=Congenital-hyperinsulini%E2%80%A6. Accessed March 1, 2021

[2] Congenital Hyperinsulinism International. https://congenitalhi.org/congenital-hyperinsulinism/. Accessed March 1, 2021.

Phase 3 program spanning newborns to 12-year-olds Trial 17109 – Completed Trial 17103 – Ongoing Open-label extension study 17106 –Ongoing 32 patients, age 3 months-12 years. Trial completed Hypo-prone, maximum therapy, incl. pancreatic surgery 8 weeks of treatment (4 weeks follow-up) 25 days of treatment (4 weeks follow-up) Allows for long-term data Newly diagnosed, dependent on IV glucose Patients from 17109 and 17103 with ongoing positive benefit/risk 12 patients, age 7 days-12 months. First patients enrolled; phase 3 trial readout expected in 2021 Maximum 44 patients, age 1 month onwards 32 Zealand Pharma  ∞  Annual Report 2020 Phase 3 program spanning newborns to 12-year-olds

Crosby Julie and her husband, Leighton, al- ready knew during pregnancy that their first child, Crosby, would be born with CHI. The disorder may cause Crosby to have cognitive and physical disabilities if not treated adequately. “I can close my eyes and easily remember sitting on the couch in our one- bedroom apartment, bawling hysterically, trying to tell my mother what's going on, not able to speak about it” Julie, mother of Crosby, who has CHI   Read more of Crossby’s story at zealandpharma.com/crosbys-story 33 Zealand Pharma  ∞  Annual Report 2020

Type 1 diabetes management In spite of newer insulins and better administration systems, the vast majority of people with Type 1 diabetes are unable to reach glycemic goals as defined by the American Diabetes Association.¹ Maintaining good control of blood glucose levels for a person with type 1 diabetes requires continuous in- tervention with insulin. The amount of insulin admin- istered is subject to continuous adaptation dictated by the individual’s blood glucose levels, food intake, activities such as exercise, sickness, prior insulin injections, etc. When too much insulin is injected, dangerously low blood glucose levels can develop and rapid intake of sugar-rich food is needed to prevent development of severe hypoglycemia. Conversely, injecting too little insulin will lead to dangerously high blood glucose, which is also associated with significant acute and chronic complications. Despite progress with faster acting modern insu- lins and novel insulin pumps connected to glucose sensors, current therapies require considerable effort by people with diabetes and their caregivers. As such, Type 1 diabetes remains one of the most burdensome diseases to manage. 2020 Achievements Beta Bionics initiated the pivotal insulin-only iLet trial in people with type 1 diabetes. Late in the year we had the End-of- Phase 2 meeting with the FDA to agree on the scope of the bi-homonal iLet. Next Steps Together with Beta Bionics we expect to initiate the pivotal bi-hormonal phase 3-trial with dasiglucagon in 2021. 1 Pettus et al., Diabetes Care (2019) 42(12):2220–2227. 2 Russell S et al. 2020. Conference. DIABETES TECHNOLOGY & THERAPEUTICS. Page A-53. The iLet® bionic pancreas is an investigational device limited by law to investigational use. Not available for sale. iLet™ A pocket-sized, dual- chamber, autonomous, glycemic control system (investigational device) Dasiglucagon for bi-hormonal artificial pancreas pump systems Zealand is developing a 1 ml cartridge containing 4 mg/ml dasiglucagon, intended for use in bi-hormonal artificial pancreas pumps. We are collaborating with Beta Bionics, developer of the iLet™, a pocket-sized, dual-chamber, autonomous, glycemic control system. The iLet mimics a biological pancreas by calculating and dosing insulin and/or glucagon (dasiglucagon) as needed, based on data from the diabetic person’s continuous glucose monitor. The iLet is the world’s first autonomous bionic pancreas device — a bi-hormonal system leveraging lifelong machine learning and artificial intelligence to deliver insulin and glucagon analogs for the autonomous treatment of type 1 diabetes. Top-line results from a phase 2-trial in patients with type 1 diabetes demonstrated that the bi-hormonal iLet using dasiglucagon provided superior glycemic control over the insulin-only iLet. During the bi-hormonal period, 90% of participants had a mean CGM glucose level of < 154 mg/dL, corresponding to the glycemic target recommended by the ADA. The corresponding number for the insulin-only system was 50%. Importantly these glycemic targets were achieved while time spent with blood glucose levels < 54 mg/ dL was only 0.3% in the bihormonal and 0.6% in the insulin-only arm.² 34 Zealand Pharma  ∞  Annual Report 2020 Type 1 Diabetes management

Zealand Pharma • Annual Report 2020 35

Other Hypoglycemic conditions.

People with Type 1 diabetes often experience hypoglycemia after exercise and people who have undergone bariatric surgery as a treatment for obesity, experience reactive hypoglycemia after eating a meal. Today there are no approved treatment options for these conditions.



Dasiglucagon mini doses

Mini-dose dasiglucagon may provide an attractive treatment solution for people who experience hypoglycemic events such as Type 1 diabetics or those who experience post bariatric hypoglycemia.

Post-bariatric hypoglycemia

Post-bariatric hypoglycemia can be severe and disabling. The prevalence is believed to be between 5-15% of people who undergo bariatric surgery[1]. There are no approved treatments for these people and as such there is a large unmet medical need.

Exercise-induced hypoglycemia

Many people with Type 1 diabetes experience episodes of hypoglycemia during or after physical activity. This can result in improper diabetes management, with many people not getting to their recommended long-term glycemic targets[2]. We believe their is a high unmet medical need for novel treatment opportunities in this setting.

2020 Achievements

We reported positive results in from a Phase 2 trial in with dasiglucagon in PBH in March 2020. The results demonstrated a single mini-dose injection of dasiglucagon in post bariatric hypoglycemic patients significantly reduced meal-induced hypoglycemia compared to placebo in individuals who have undergone gastric bypass bariatric surgery.

We also initiated a Phase 2 low-dose dasiglucagon trial for the prevention of insulin-induced hypoglycemia in Type 1 diabetes in 2020.

Next Steps

Initiation of a Phase 2 outpatient study in people with Type 1 diabetes and in people with post-bariatric hypoglycemia in 2021. The studies will utilize a durable mini-dose pen, being developed by Zealand Pharma.

1 Salehi M et al. JCEM 2018; 103(8):2815-26.
2 Riddel MC et al. Lancet Diabetes Endocrinol. 2017;5(5):377-390.

Next Steps Two additional Phase 2-trials — one in obesity, one in NASH — are planned for initiation in 2021. The first Phase 2 trial in type 2 diabetes is expected to complete this year. 2020 Achievements A Phase 2 trial in 410 patients with type 2 diabetes was initiated in 2020, based on the safety, tolerability, and favorable weight loss potential in individuals with a BMI up to 40 kg/m² observed in Phase 1. This triggered a EUR 20 million milestone payment to Zealand Pharma. Long-acting GLP-1/GLU dual agonist (BI 456906) The GLP-1/glucagon dual agonist activates two key hormone receptors simultaneously and may offer better blood sugar and weight-loss control than current single-hormone receptor agonist treatments. The lead molecule, BI 456906, is targeting treatment of obesity, type 2 diabetes and non-alcoholic steatohepatitis (NASH). Clinical development is carried out by Boehringer Ingelheim with whom Zealand Pharma has a long and productive partnership. Boehringer Ingelheim has a track record of excellence in research and development in cardiometabolic diseases which has resulted in important breakthroughs in recent years, especially in thromboembolic diseases and type 2 diabetes. Under the terms of the agreement, Boehringer Ingelheim funds all research, development and commercialization activities. Zealand Pharma is entitled to receive up to EUR 345 million in outstanding milestone payments. The agreement also carries high-single digit to low-double digit percentage royalties on global sales. Obesity / Type 2 diabetes Excessive weight and obesity are among the leading risk factors for heart disease, ischemic stroke, liver diseases and type 2 diabetes as well as for a number of cancers. There are insufficient therapeutic options available, resulting in a high unmet medical need for safe and effective treatments that achieve significant weight loss. Include reference next to “Excessive weight and obesity…” (subtitle): Hruby A et al. Am J Public Health. 2016; 106(9): 1656–1662. 36 Zealand Pharma  ∞  Annual Report 2020 Obesity / type 2 diabetes

Zealand Pharma • Annual Report 2020 37

Short bowel syndrome.

Patients with Short bowel syndrome (SBS) have undergone massive intestinal surgery resulting in significantly reduced or complete loss of intestinal function.

Underlying causes for SBS include inflammatory bowel syndrome, intestinal infarction, radiation damage or trauma, and recurrent intestinal obstruction or congenital disorders.[1,2,3] SBS affects an estimated 20,000-40,000 people in the US and Europe.[4]

SBS patients cannot absorb adequate fluids and nutrition taken orally, and those most severely affected become dependent on home parenteral support to survive. Home parenteral support is delivered through daily infusion of intravenous fluids and nutrition via a central venous catheter.[1,2] Long-term use of parenteral support carries a risk of catheter-related blood stream infections, blood clots, and organ impairment including liver and kidney damage.[2] Patients are required to connect to the infusion lines and pumps for up to 16 hours every day, which can pose significant restrictions on ability to engage in normal daily activities.[5]

Limitations of current treatments

Management of SBS is a complex multidisciplinary task with a focus on optimizing the patient's hydration and nutritional status. It includes striking the right balance between parenteral support and oral intake of fluids and nutrition. Treatment with GLP-2 analogs has demonstrated an increase in the absorptive capacity of the remaining intestine, thereby making the patients less dependent on parenteral support with some gaining full enteral autonomy.

Despite the clear benefits of reducing the dependency on parenteral support, people treated with the only currently available short-acting GLP-2 therapy have shown high levels of treatment discontinuation,[1,2] emphasizing the need for more effective, less complex and better tolerated treatments tailored to the needs of SBS patients.

Glepaglutide

Glepaglutide is a long-acting GLP-2 analog being developed in an auto-injector with potential for convenient weekly administration. GLP-2 molecules stimulate the growth of intestinal tissue, increase nutrient and fluid absorption, increase intestinal blood flow, and reduce gastric secretion and emptying.

2020 Achievements

Worked diligently to support the patients and investigators in the Pivotal Phase 3 trial to accommodate the constraints Imposed by Covid-19. While recruitment into the trial was impaired in 2020 we have started to see patient enrolment increasing towards pre-Covid levels after the Introduction of vaccinations.

Next Steps

We continue to work closely with investigators on recruiting participants and progressing the Phase 3 trial.

Pending a continued positive development in enrolment we expect the results of the trial in 2022.

1 Pironi L et al. Clin Nutr 2016;352:247–307
2 Jeppesen P. Expert Opinion Orphan Drugs 2013;1:515–25
3 Bielawska B. Nutrients 2017;9:466–60
4 Transparency Market Research; Short Bowel Syndrome Market, 2017
5 Torres C. Current Paediatr 2006;16:291–7; Bielawska B. Nutrients 2017;9:466–79; Pironi L et al. Clin Nutr 2016;352:247–307; Hofstetter S et al. Curr Med Res Opin 2013;29:495–504

Zealand Pharma • Annual Report 2020 38

Dapiglutide

Dapiglutide is a potential first-in-class and long-acting GLP-1R/GLP-2R dual agonist. It's designed to improve management of SBS beyond what is achievable with regular GLP-2 treatments and may represent a next level of innovation for helping SBS patients to further realize the full potential for enteral autonomy.

2020 Achievements

We completed the first Phase 1a single-ascending dose, safety and tolerability trial in healthy volunteers in 3Q 2020. Dapiglutide was found to have a good safety and tolerability profile, and we observed a plasma half-life, of approximately 120 hours, allowing for once weekly dosing. We initiated and dosed the first subjects in the Phase 1b multiple-ascending dose safety and tolerability trial in November.

Next Steps

We expect to complete the Phase 1b-trial in 2021 with the aim of initiating Phase 2-development in 2022.

The gastrointestinal tract – in a healthy person and in a SBS patient


Normal person
Length of gastrointestinal tract
~8.5 m / ~25 ft
SBS patient
Length of gastrointestinal tract
<2 m / ~6.5 ft

Short bowel - case Mike Mike was born with an abnormal cluster of veins in his small bow- el. When that cluster had ruptured, Mike progressed through a series of surgeries that resulted in removing approximately seven meters of his intestine. Mike had now become a patient with short bowel syndrome. The remaining eight centimeters of his intestine were not capable of absorbing the nutrition and fluids Mike needed to live, so he also became dependent on parenteral support to survive. Reducing the complexity – and time spent – for parenteral support enables this driven college football coach to get back in the game. “I want it (SBS) to be a small part of my life. I don’t want it to define me in any way.” Mike, Living with short bowel syndrome   Read more of Mike's story at zealandpharma.com/mikes-story 39 Zealand Pharma  ∞  Annual Report 2020

Corporate matters Corporate governance 41 Corporate responsibility 44 Our People and culture 46 Risk management and internal control 48 Financial review 50 Shareholder information 53 Board of Directors 55 Corporate Management 58 “2020 has been a year of unparalleled growth and transformation for Zealand and we will continue to be financially strong by efficiently managing the investments we make in our research and development and commercial organizations.” Matt Dallas Senior Vice President and Chief Financial Officer 40 Zealand Pharma  ∞  Annual Report 2020 Corporate matters

Corporate Governance Zealand’s approach to corporate governance is founded on ethics and integrity, and forms the basis of our efforts to ensure strong confidence from our shareholders, partners, employees and other stakeholders. As a company incorporated under the laws of Den- mark, and with its shares admitted to trading and official listing on Nasdaq Copenhagen, as well as having American Depositary Shares representing Zea- land shares trading on Nasdaq Global Select Market in New York, Zealand is subject to various applicable legislations, standards and other regulations for pub- licly traded companies. These include Danish and US securities law and the recommendations on corpo- rate governance issued by the Danish Committee on Corporate Governance (in the below ‘‘the Recom- mendations’’). Management structure Zealand has a two-tier management structure com- posed of the Board of Directors (“the Board”) and the Corporate Management. The Board is responsible for the overall visions, strategies and objectives, the fi- nancial and managerial supervision of Zealand as well as for regular evaluation of the work of the Corporate Management. In addition, the Board provides general oversight of Zealand's activities and ensures that it is managed in a manner and in accordance with appli- cable law and Zealand's articles of association. The Board approves the policies and procedures, and Corporate Management is responsible for the day-to-day management of Zealand in compliance with the guidelines and directions set by the Board of Directors. The allocation of responsibilities between the Board and the Corporate Management is stipulat- ed in the Rules of Procedure. Corporate governance structure Annual General Meeting Board of Directors Nomination Committee¹ Corporate Management Organization ¹ The full board acts as its own nomination committee. Remuneration Committee Audit Committee 41 Zealand Pharma  ∞  Annual Report 2020 Corporate Governance

Zealand Pharma • Annual Report 2020 42



Board of Directors

The Board of Directors plays an active role in setting Zealand's strategies and goals and in monitoring the operations and results. The Board of Directors functions according to its rules of procedure. Board duties include establishing Zealand's strategy, policies and activities to achieve Zealand's objectives in accordance with the Articles of Association.

In line with the Recommendations, the Board of Directors annually reviews and determines the qualifications and experience needed on the Board. The chairman supervises the Board of Director's annual self-evaluation of its performance.

The Board of Directors met eleven times in 2020.

Board Committees

The Board has established a number of committees to support the Board in its duties: Audit Committee, Remuneration and Compensation Committee, and a Nomination Committee.

Audit Committee

The Audit Committee assists the Board of Directors with oversight of financial reporting, internal control and risk management systems, external auditing of the annual report, and control of the auditor's independence, including oversight of non-audit services and other activities delegated by the Board of Directors.

Specific topics discussed in 2020 included accounting treatment of acquisition of certain assets from

Overview of meetings in 2020

● Attended ○ Absent

	Board	Audit Committee	Remuneration Committee	Nomination Committee
Martin Nicklasson	●●●●●●●●●●●	●●●●●●●●●●	●●●●●	●●●●●●●●●●●
Kirsten A. Drejer	●●●●●●●●●●●	-	-	●●●●●●●●●●●
Jeffrey Berkowitz	●●●●●●●●●●●	●●●●●●●●●●	-	●●●●●●●●●●●
Bernadette Connaughton	●●●●●●●●●●●	●●●●●●	-	●●●●●●●●●●●
Alain Munoz	●●●●●●●●●●○	-	●●●●●	●●●●●●●●●●○
Leonard Kruimer	●●●●●●●●●●●	●●●●●●●●●●	-	●●●●●●●●●●●
Michael J Owen	●●●●●●●●●●●	-	●●●●●	●●●●●●●●●●●
Jens Peter Stenvang	●●●●●●●●●●●	-	-	●●●●●●●●●●●
Hanne Heidenheim Bak[1]	●●●●	-	-	-
Frederik Barfoed Beck[2]	●●●●●●●	-	-	-
Gertrud Koefoed Rasmussen[2]	●●●●●●●	-	-	-
Iben Louise Gjelstrup[2]	●●●●●●●	-	-	-

[1] retired as board member afterr AGM2020
[2] started as board member after AGM2020

Zealand Pharma • Annual Report 2020 43

Valeritas Holdings Inc., election of new external auditor, auditor's reports, accounting policies, internal controls, including SOX (Sarbanes-Oxley Act) compliance, risk management, insurance policy, year-end issues and external financing.

The Audit Committee met ten times in 2020.

Remuneration Committee

The Remuneration Committee proposes the remuneration policy and general guidelines for incentive pay for the Board of Directors and the CEO of Zealand as well as targets for company-operated performance-related incentive programs. These policies and guidelines set out the various components of the remuneration, including fixed and variable remuneration such as pension schemes, benefits, retention bonuses, severance and incentive schemes as well as the related bonus and evaluation criteria.

Specific topics discussed in 2020 included long-term incentive programs for management and Board of Directors, company goals, compensation policy for eligible employees, CEO and Board compensation and development of Zealand peer group.

The Remuneration Committee met virtually five times in 2020.

Nomination committee

The Nomination Committee make recommendations for decisions to the Board of Directors regarding board and CEO positions and identifies and recommend candidates for the Board of Directors.

Specific topics discussed in 2020 included the composition of the independent members of the Board of Directors. One potential candidate was considered but no formal vote was taken with respect to the nomination of new members.

The Nomination Committee met after each board meeting in 2020.

The charter of the Audit Committee is available at:
zealandpharma.com/audit-committee/

The charter of the Remuneration Committee, the remuneration report, the remuneration policy and the guidelines for incentive pay are available at:
zealandpharma.com/remuneration-committee

The rules of procedure of the Nomination-Committee are available at:
zealandpharma.com/nomination-committee/

Evaluation of the Board of Directors

In 2020 an independent vendor, PWC, evaluated the Board of Directors.

The process included electronic questionnaires and one on one interviews with members of the Board and members of the Corporate Management. There were also one on one meetings between the chairman and each board member.

In general, there was a good level of satisfaction reported with the operation of the Board and its interaction with members of the Corporate Management. The evaluation, in general, revealed a good performance by the Board of Directors as well as good collaboration between the Board of Directors and the Corporate Management.

Compliance with the Corporate Governance Recommendations

Zealand complies with the Recommendations on Corporate Governance issued by the Danish Committee on Corporate Governance, November 23, 2017, with one exception:

3.4 Board committees (Recommendation, section 3.4.8): The Remuneration and Compensation Committee will be using the same external advisers as the Executive Management. The Board considers that the external advisers will provide professional and unbiased advice in both capacities: as advisers to the Executive Management and to the Remuneration Committee.

Zealand Pharma • Annual Report 2020 44

Corporate Responsibility.

As we work toward realizing our ambition of becoming a fully integrated biopharmaceutical company, to improve care for patients and deliver value for our shareholders, we further recognize the importance of protecting the world around us. We believe in operating as a responsible company that serves broader economic, societal, and environmental interests.

For the statutory reporting on corporate social responsibility, gender distribution and diversity in management cf. the Danish Financial Statement Act §99a, §99b and §107d, please see the Corporate Social Responsibility Report 2020 at

zealandpharma.com/csr

We have incorporated selected UN Sustainable Development Goals that are aligned to our business to further connect Zealand's efforts with those of other companies to address global challenges.

Zealand's CSR policy focuses on areas most relevant to our core business:

- Working environment, employee well-being, and diversity,
- Quality in relation to research, development, and supply chain activities,
- Patient-centric approach,
- Environmental sustainability and climate, and
- Business ethics.

Commitment to Sustainable Development Goals

Zealand is committed to addressing global challenges through support of the Sustainable Development Goals established by the United Nations. Six goals that are relevant to our business were placed into focus last year, and we continue to identify and implement initiatives and metrics to evaluate our progress in these areas. Additional goals may be considered as our company continues to grow and evolve.

Diversity

Diversity provides better understanding of the communities in which we operate, so that we can create value for patients and our stakeholders. Zealand aims to achieve equal representation of both genders at all management levels – from the Board of Directors to the heads of departments.

Zealand has an even distribution of female and male managers, and slightly more women than men across the organization in general. Overall Zealand is made

2020 2019 Men Women % 64 (67) 36 (33) up of 58% females (2019: 58%) and is regarded to be an even gender distribution. As of December 31, 2020, the Board of Directors consisted of four women and seven men, giving a female representation of 36% (2019: 33%). Quality in everything we do Zealand’s quality policy describes compliance with rigorous internationally recognized standards and guidelines at all stages of research and development, to ensure that we do not place patients or animals at risk due to inadequate safety, quality or effica- cy. Zealand maintains oversight of the outsourced GxP activities to ensure vendor compliance with the requirements of pharmaceutical quality standards as articulated in Good Laboratory Practice (GLP), Good Manufacturing Practice (GMP), Good Clinical Practice (GCP), Good Pharmacovigilance Practice (GVP), and others. Focus on patients At Zealand, we work to create better lives for patients through collaborations with advocacy groups and patient organizations. We aim to demonstrate our commitment to patients and caregivers by serving their interests with the aim of consolidating relations and obtaining better treatment options. Zealand Pharma Board of Directors as of December 31, 2020: 4 women and 7 men giving a female representation of 36% (2019: 33%). Zealand Board of Directors 45 Zealand Pharma  ∞  Annual Report 2020

42 (42) 58 (58) 2020 2019 Men Women % Our People and culture Our team's well-being, competency development, and engagement are key to realizing our ambitious business goals. We strive to cultivate a diverse, unique, energizing, and respectful environment for all employees, regardless of their background. Engagement We are proud that close to 100% of employees across all geographies and functional areas believe in the future of Zealand, according to our 2020 engage- ment survey results. Our people are as dedicated and ambitious as ever, helping to achieve major organiza- tional goals despite the global COVID-19 pandemic. We aspire to maintain this level of engagement as we continue our journey. Talent Zealand strives to be among the very best employers in our industry as we continue our strategic focus on building a world-class, fully integrated biophar- maceutical organization. While building on Zealand’s unique strengths and culture, Zealand is increasing- ly diversifying our workforce to meet tomorrow's demands and keep our innovation power to attract "Everyday, our team approaches discovery and research projects with a unique combination of curiosity, determination and enthusiasm. This is the core of Zealand's success." Rie Schultz Hansen Vice President, Discovery and Innovation Zealand total 46 Zealand Pharma  ∞  Annual Report 2020 Our People and culture and retain global talent, we refreshed our company DNA in 2020 and values to reflect a global organ- ization and the values we represent. Through the co-business ownership of our employees, we can continue to grow a company with highly specialized employees committed to changing lives by evolving our business and our pipeline In 2020, the executive management team and board of directors engaged in talent and succession planning discussions to ensure business continuity and health. Through the co-business ownership of our employees, we can continue to grow a com- pany with highly specialized employees committed to evolving our business and our pipeline, who also share our dedication to changing lives. Safe work environment Zealand works systematically to maintain a safe and healthy work environment. We maintain numerous procedures to support our work environment, and train all Zealand employees in standard safety proto- cols to enable self-management of their own occu- pational safety. 47 Zealand Pharma  ∞  Annual Report 2020

Risk management and internal control We constantly monitor and assess the overall risk of doing business in the pharmaceutical/biotech industry and the particular risks associated with our current activities and corporate profile. This section contains a summary of Zealand’s key risk areas and how we attempt to address and mitigate such risks. Environmental and ethical risks are cov- ered in our corporate social responsibility reporting, and risks related to financial reporting are covered in our corporate governance reporting. Doing business in the pharmaceutical/biotech indus- try involves major financial risks. The development of novel medicines takes several years, costs are high, and the probability of reaching the market is relatively low due to developmental and regulatory hurdles. Zealand’s Management is responsible for imple- menting adequate systems and policies in relation to risk management and internal control, and for assessing the overall and specific risks associated with Zealand’s business and operations. Furthermore, Zealand’s Management seeks to ensure that such risks are managed optimally and in a responsible and efficient manner. Risks of particular importance to Zealand are scientif- ic and development risks, commercial risks, intellec- tual property risks, clinical trial risks, regulatory risks, partner interest risks, and financial risks. Risk and mitigation plans are monitored by Management, and the continuous risk assessment is an integral part of the yearly reporting to the Board of Directors. Zealand risk and mitigation Commercial activities – products in research and development Research and development Risk Risks relating to the sales of V-Go®, market size, competition, develop- ment time and costs, partner interest and pricing of products in development. Research and develop- ment of new pharma- ceutical medicines is inherently a high-risk activity. The probabil- ity of discovering and developing an efficient and safe new medicine with strong IP protection is very low. Mitigation Zealand maintains a reporting system for V-Go® to monitor the product and will establish a similar system for future launches. From early in the research phase and throughout development, commercial potential and risks are assessed to ensure that final products have the potential to be commercially viable. In order to cope with the restrictions imposed by COVID-19 Zealand has adapted its marketing ac- titives to protect its staff and patients. Throughout the research and development pro- cess, Zealand regularly assesses these risks by means of a quarterly risk assessment of all the Company’s research and development projects, conducted by Manage- ment together with the department heads and project managers. This assessment, which is presented to the Board of Directors, describes each project and measures its progress based on mile- stones. It analyzes the individual risks of each project and prioritizes the project portfolio. 48 Zealand Pharma  ∞  Annual Report 2020 Risk management and internal control

Zealand Pharma • Annual Report 2020 49

Zealand risk and mitigation – continued

	Clinical trials	Intellectual property	Regulatory	Future partnerships	Financial	IT
Risk	Our product candidates will need to undergo time-consuming and expensive trials to document efficacy and safety, the outcome of which is unpredictable, and for which there is a high risk of failure. If clinical trials of our product candidates fail to satisfactorily demonstrate safety and efficacy to the FDA, the EMA and other comparable regulatory authorities, Zealand may incur additional costs or experience delays in completing, or ultimately not be able to complete, the development of these product candidates.	If Zealand or its partners were to face infringement claims or challenges by third parties, an adverse outcome could subject Zealand or its partners to significant liabilities to such third parties. This could lead Zealand or its partners to curtail or cease the development of some or all of their candidate drugs, or cause Zealand's partners to seek legal or contractual remedies against Zealand, potentially involving a reduction in the royalties due to Zealand.	The regulatory approval processes of the FDA, the EMA and other comparable regulatory authorities are lengthy, time consuming and inherently unpredictable, and if Zealand or its collaboration partners are ultimately unable to obtain regulatory approval for their internal or outlicensed product candidates, Zealand's business could be substantially harmed.	Entering into collaborations with partners can bring significant benefits as well as involve risks. In addition, full control of the product is often given to the partner.	Financial risks relate to cash and treasury management, liquidity forecasts and financing opportunities.	The company's information technology systems are key to its operations and need protection from intrusion from unauthorized entry.
Mitigation	Zealand's clinical project teams work closely with external expert clinicians and product development experts within the industry to design, set up and conduct the clinical programs. Zealand's employees have been selected due to their extensive experience within their field of expertise, receive training and are continuously developed to fulfill requirements. Zealand also engages in meetings with regulatory authorities to ensure that there is alignment on the regulatory strategy and trial requirements.	Zealand's patent department works closely with external patent counsels and partners' patent counsels to minimize the risk of patent infringement claims as well as to prepare any patent defense should this be necessary. Zealand's employees receive training and updates on policies regarding the correct and lawful management of external intellectual property.	Zealand's regulatory department works closely with external consultants and regulatory agents to develop regulatory strategies and frequently interacts with regulatory agencies.	Zealand has taken a decision to increase its focus on proprietary programs in order to decrease its dependence on partners in the development process and capture more of the value of its projects. Partnerships may still be relevant in the future and, to maximize the value of such partnerships, Zealand strives to foster a close and open dialogue with its partners, thereby building strong partnerships that work effectively.	Financial risks are managed in accordance with the Finance Policy, regularly assessed by the Company's Management and reported to the Audit Committee and the Board of Directors. During 2019 and 2020 Zealand has worked to design and implement an Internal Control Framework to respond to the requirements of the Sarbanes-Oxley Act as a result of the US listing.See also p. 94, note 28 - Financial risks.	The company employs qualified IT professionals who use external assistance from qualified vendors to provide advice on cybersecurity and systems security were relevant. All members of staff are trained in IT security and its IT systems use authentication systems to reduce the risk of unauthorized entry into its systems. It has appropriate protection from viruses and malware. Its most sensitive data is encrypted and subject to restricted internal use.

Financial review Financial review for the period January 1 – December 31, 2020. Comparative figures for the corresponding period in 2019 are shown in brackets except for the financial position, which expresses the comparative figures as of December 31, 2019. Financial results Revenue, cost of goods sold, and gross margin re- ported for V-Go are as of the closing of the Valeritas Asset Purchase on April 2, 2020 and do not include figures from the first quarter of 2020. Revenue ∆ in DKK million 2020 2019 ∆ percent Sale of goods 161.3 0 161.3 100% License and milestone revenue 192.0 41.3 150.7 365% Total revenue 353.3 41.3 312.0 755% Revenue was driven by net sales of the V-Go wear- able insulin delivery device, the phase 2 milestone payment triggered in June 2020 from our partnership agreement with Boehringer Ingelheim and revenue recognition related to our collaboration with Alexion. Gross margin ∆ in DKK million 2020 2019 ∆ percent Gross margin 262.8 40.9 221.8 542% The increase in gross margin is due to V-Go sales in 2020 and the revenue incurred as a result of the Boehringer Ingelheim phase 2 milestone. Research and development expenses ∆ in DKK million 2020 2019 ∆ percent Research and development expenses 604.1 561.4 42.7 8% The increase in research and development expenses mainly relates to the regulatory efforts to support the NDA filing for the dasiglucagon auto-injector and pre-filled syringe for severe hypoglycemia, the on- going clinical development of the dasiglucagon and glepaglutide programs, as well as pre-clinical and re- search activities for the Zealand early stage pipeline. The R&D share of the personnel expenses for the year ended December 31, 2020 was DKK 204.2 million (178.1). The increase is mainly related to an increase in the number of employees in the clinical development organization. Sales and marketing expenses ∆ in DKK million 2020 2019 ∆ percent Sales and marketing expenses 285.3 0 285.3 100% Zealand’s commercial activities commenced in 2020 with the acquisition of the Valeritas business in April 2020. 50 Zealand Pharma  ∞  Annual Report 2020 Financial review

Zealand Pharma • Annual Report 2020 51

Administrative expenses

DKK million	2020	2019	Δ	Δ in percent
Administrative expenses	202.7	67.9	134.9	199%

The primary increase in administrative expenses is a result of the expansion of the company through the Valeritas acquisition including consulting and legal costs related to the transaction, new compensation expenses for employees brought on board as part of the acquisition, and administrative support for the V-Go program.

Operating result

DKK million	2020	2019	Δ	Δ in percent
Operating result	-792.4	-587.9	-204.4	-35%

The operating result reflects gross margin, research and development expenses, sales and marketing and administrative expenses, as discussed above and other operating expenses explained in note 7.

Financial income and financial expenses

DKK million	2020	2019	Δ	Δ in percent
Net financial items	-47.3	11.2	-58.6	-520%

Financial income and financial expenses, which we refer to collectively as net financial items, consist of interest income and expense, dividend, banking fees and impact from adjustments from changes in currencies. The decrease is primarily driven by unfavorable changes in currencies by DKK 39.5 million and unfavorable impact from fair value adjustment by DKK 2.1 million.

Result before tax

DKK million	2020	2019	Δ	Δ in percent
Result before tax	-839.7	-576.7	-263.0	-46%

Result before tax reflects the operating result and net financial items, as discussed above.

Income tax

DKK million	2020	2019	Δ	Δ in percent
Income tax	-7.1	5.2	-12.2	-238%

The net income tax benefit is mainly impacted by DKK 5.5 million related to the Danish tax credit scheme (Skattekreditordningen) under which companies may annually obtain payment of the tax base of losses originating from R&D expenses of up to DKK 25.0 million (tax value of DKK 5.5 million) and offset by income tax expenses in USA.

No deferred tax asset regarding the Danish parent company has been recognized in the statement of financial position due to uncertainty as to whether tax losses carried forward can be utilized within the near term.

Net result

DKK million	2020	2019	Δ	Δ in percent
Net result	-846.7	-571.5	-263.0	-46%

The increase is primarily a result of the increases in Research and development and sales and marketing expenses.

Zealand Pharma • Annual Report 2020 52

Liquidity and capital resources

Equity

DKK million	Dec. 31, 2020	Dec. 31, 2019	Δ	Δ in percent
Equity	1,229.3	1,242.7	-13.4	-1%
Equity ratio	70%	78%	N/A	N/A

Equity ratio is calculated as equity at the balance sheet date divided by total assets at the balance sheet date. The decrease in equity is driven by the loss for the period offset by the costs from the direct issue and private placement in June of DKK 657.7 million, the private placement in March of DKK 137.2 million, and issue of shares related to exercise of warrants of DKK 31.8 million offset by the loss for the period and costs incurred in connection with the capital increases.

Cash, cash equivalents and Marketable securities

DKK million	Dec. 31, 2020	Dec. 31, 2019	Δ	Δ in percent
Cash, cash equivalents and Marketable securities	1,257.6	1,380.5	122.9	-9%

The year over year decrease in cash and cash equivalents is partially due by the increase in cash used for operations as well as the USD 24.5 million payment for the Valeritas asset purchase agreement offset by capital increases resulting from a private placement in March, a financing completed in June as well as the EUR 20.0 million Boehringer Ingelheim milestone triggered in June.

Cash flow

DKK million	2020	2019	Δ	Δ in percent
Cash used in operating activities	-688.7	-409.5	-279.2	68%
Cash used in investing activities	-196.8	-51.7	-145.1	281%
Cash flow from financing activities	761.8	674.5	87.4	13%
Net cash flow	-713.8	-430.5	-283.3	65%

The increase in cash used in operating activities from the same period in 2019 is mainly related to our research and development and sales and marketing expenses increasing as a result of the regulatory and pre-commercial activities for the dasiglucagon auto-injector and pre-filled syringe for severe hypoglycemia as well as the commercial activities and support for the V-Go wearable insulin delivery device. Cash used in operating activities was positively impacted by the upfront payment from the Alexion license agreement received in 2019.

Cash used in investing activities in 2020 related mainly to the acquisition of Valeritas business of DKK 167.7 million. Cash flow from investing activities for 2019 was primarily related to the Beta Bionics investment and the payment from Royalty Pharma for royalty expenses related to the sale of future royalty and milestones (remainder balance from the 2018 transaction).

Cash from financing activities increased primarily as a result of the March private placement and June financing in an aggregate amount of DKK 794.9 million. Cash from financing activities for 2019 was mainly related to a capital increase as part of the agreement with Alexion and a private placement completed in 2019.

Zealand Pharma • Annual Report 2020 53

Shareholder information.

Zealand is dual listed on Nasdaq Copenhagen and Nasdaq Global Select Market, New York, under the ticker symbol ZEAL.

At December 31, 2020, the nominal value of Zealand's share capital was DKK 39,799,706, divided into 39,799,706 shares with a nominal value of DKK 1 each. Zealand Pharma completed a capital increase in January 2021, following the registration of the new shares, Zealand's nominal share capital amounts to DKK 43,400,547 divided into 43,400,547 shares with a nominal value of DKK 1 each.

In 2020 the share capital increased by a nominal value of DKK 3.7 million through two directed issues and private placements (DKK 3.4 million in total) and exercise of employee warrants (DKK 0.3 million). All Zealand shares are ordinary shares and belong to one class. Each share listed by name in Zealand's shareholder register represents one vote at the annual general meeting and other shareholders' meetings.

Change in number of shareholders during 2020

The number of registered shareholders in Zealand Pharma increased to 17,677 at December 31, 2020, from 14,567 at December 31, 2019. In addition, 1,742,842 shares were represented by ADSs traded on Nasdaq Global Select Market, New York.

At March 8, 2021, Zealand had 19,248 registered shareholders, representing a total of 39,546,329 shares.

Ownership

The following shareholders are registered in Zealand Pharma's register of shareholders as being the owners of a minimum of 5% of the voting rights or a minimum of 5% of the share capital (one share equals one vote) at March 2, 2021:

- Van Herk Investments, Netherlands (16.8% of votes/16.8% of capital).

[1]See note 30 for information on ownership per December 31, 2020

Institutional shares by geography


%
2020
2019
38 (2)
20 (43)
0 (6)
31 (22)
5 (9)
1 (7)
5 (11)
United States
Denmark
United Kingdom
Sweden
France
Rest of Europe
Rest of World

Zealand Pharma • Annual Report 2020 54

Share price performance

The price of Zealand's shares decreased by 6% during 2020 with a share price at year-end of DKK 220.6, compared to DKK 235.4 at year-end 2019.

As of January 4, 2021, Zealand Pharma moved to the Large Cap from the Mid Cap segment at Nasdaq Copenhagen. The Large Cap segment includes companies with a market value of EUR 1 billion or more.

Annual General Meeting

The annual general meeting is scheduled to be held on Thursday, April 15, 2021 at 3:00 PM CET, at Zealand Pharma, Sydmarken 11, DK-2860 Søborg. Additional information will become available at www.zealandpharma.com/annual-general-meeting no later than 3 weeks before the annual general meeting.

Financial calendar 2021

Date	Event
April 15	Annual General Meeting
May 12	Interim report for Q1 2021
August 12	Interim report for H1 2021
November 11	Interim report for Q3 2021

All dates are subject to NASDAQ deadlines and reporting requirements and are subject to change.

Analyst coverage

Zealand is followed by the financial institutions and analysts listed below:

Institution	Analyst's name
US	
Guggenheim	Etzer Darout
Morgan Stanley	David N. Lebowitz
Needham	Joseph Stringer
United Kingdom	
Goldman, Sachs & Co.	Graig C. Suvannavejh
Jefferies	Peter Welford
France	
Bryan, Garnier & Co	Eric Le Berrigaud
Netherlands	
Kempen	Suzanne van Voorthuizen
Denmark	
Carnegie	Jesper Ilsøe
Danske Bank	Thomas Bowers
Nordea	Michael Novod

Nasdaq charting 2020 of Zealand's share price


Index
140
130
120
110
100
90
80
70
60
January
February
March
April
May
June
July
August
September
October
November
December
Zealand Pharma
OMX Copenhagen Mid Cap
NASDAQ Biotech

Core share data

	Denmark	U.S.
Number of shares and ADSs at Dec. 31, 2020	39,799,706	1,742,842
Listing	Nasdaq Copenhagen	Nasdaq Global Select Market, New York
Ticker symbol	ZEAL	ZEAL
Index memberships	Nasdaq Copenhagen	STOXX Europe TMI Pharm Large Cap

Find out more about our investor relations at
zealandpharma.com/investor-relations

Zealand Pharma • Annual Report 2020 55

Board of Directors and Corporate Management.

Zealand Board of Directors at March 11, 2021

  

	Martin Nicklasson	Kirsten A. Drejer	Jeffrey Berkowitz
Position	Chairman	Vice Chairman	Board member
Year of birth	1955	1956	1966
Nationality	Swedish	Danish	American
Gender	Male	Female	Male
First elected	2015	2018	2019
Committee	AuC, RemCo chair and NomCo chair	NomCoo	AuC, NomCo
Independent	Yes	Yes	Yes
Special competencies	Extensive general management and research and development experience from AstraZeneca Plc and Swedish Orphan Biovitrum AB.	More than 30 years of international experience in the pharmaceutical and biotech industry. Before co-founding Symphogen A/S in 2000, held several scientific and managerial positions at Novo Nordisk A/S.	Global executive with extensive branded and generic pharmaceutical, retail pharmacy, wholesale drug distribution, specialty, payor and healthcare services leadership experience in P&L accountable roles.
Current positions	Chairman of the board of Kymab Ltd. Board member of Basilea Pharmaceutica Ltd.	Chairman of the board of Bioneer A/S, Antag Therapeutics ApS, and ResoTher Pharma ApS. Board member of Bioporto A/S, Lyhne & Co, and Alligator Bioscience. Advisory board member of The Faculty of Pharmaceutical Sciences, Univ. of Copenhagen, and DTU Bioengineering. Expert panel member for InnoBooster grants.	Member of the Board of Directors of H. Lundbeck A/S, Esperion Theraptics, Inc. and Uniphar PLC.
Zealand shares at December 31, 2020	2,570	800	200
Zealand warrants at December 31, 2020	0	0	0
Change in ownership in 2020	+1,570	+300	+200

Find out more about the Board of Directors at
zealandpharma.com/board-of-directors-and-nomination-committee

Zealand Pharma • Annual Report 2020 56

Zealand Board of Directors at March 11, 2021, continued






	Bernadette Connaughton	Leonard Kruimer	Alain Munoz	Michael John Owen
Position	Board member	Board member	Board member	Board member
Year of birth	1958	1958	1949	1951
Nationality	American	Dutch	French	British
Gender	Female	Male	Male	Male
First elected	2019	2019	2005[1]	2012
Committee	AuC, NomCo	AuC Chair, NomCo	RemCo, NomCo	RemCo, NomCo
Independent	Yes	Yes	No	Yes
Special competencies	More than 30 years of global strategic, commercial and leadership expertise, and a broad perspective on the strategy, capabilities and governance required for successful execution in U.S. and international markets.	More than 30 years of experience in corporate finance, planning and strategy, including 15 years in senior executive positions in private and publicly listed biotechnology companies.	Physician qualified cardiology and intensive care. Experience in the pharmaceutical industry at senior management level. Served as SVP for international development in the Sanofi Group and in the pharmaceutical division of Fournier Laboratories.	Research experience focusing on the immune system and more than 150 publications. Has held several leading positions at GlaxoSmithKline, most recently as SVP and head of biopharmaceuticals research.
Current positions	Board member of Halozyme Therapeutics, Inc. and Syneos Health, Inc.	Chairman of the Board of BioInvent International AB and independent board member of Oncolytics. Member of the investment advisory council of Karmijn Kapitaal. Director AI Global Investments (Netherlands) PCC Ltd.	Independent board member of Amryt Pharma, Auris Medical and Oxthera. Member of the Scientific advisory board of Valneva SE.	Chairman of the board of Ossianix Inc. Member of the board of Avacta Group plc, ReNeuron Group plc, Sareum Holdings plc, Iksuda Therapeutics and GammaDelta Therapeutics. Adviser to the CRT Pioneer Fund.
Zealand shares at December 31, 2020	500	4,000	5,250	300
Zealand warrants at December 31, 2020	0	0	0	0
Change in ownership in 2020	0	0	0	0

1 Resigned in 2006 and re-elected in 2007.

2 Employee-elected board members are elected for a period of four years.

Frederik Barfoed Beck Gertrud Koefoed Rasmussen Iben Louise Gjelstrup Jens Peter Stenvang Position Employee-elected board member¹ Employee-elected board member¹ Employee-elected board member¹ Employee-elected board member ¹ Year of birth 1967 1972 1977 1954 Nationality Danish Danish Danish Danish Gender Male Female Female Male First elected 2020 2020 2020 2014 Committee Independent No No No No Special competencies Current positions Senior Outsourcing Manager Director, Clinical Operations, GI and Translational Development Principal Laboratory Technologist Senior Application Specialist Zealand shares at December 31, 2020 4,798 0 840 5,050 Zealand warrants at December 31, 2020 9,700 10,750 2,750 2,000 Change in owner- ship in 2020 +2,000 0 +100 +2,250 ¹ Employee-elected board members are elected for a period of four years.. Zealand Board of Directors at March 11, 2021, continued 57 Zealand Pharma  ∞  Annual Report 2020

Zealand Pharma • Annual Report 2020 58

Zealand Corporate Management at March 11, 2021

				
	Emmanuel Dulac	**Matthew Dallas**	**Adam Steensberg**	**Ivan Møller**
Position	**Executive Management** President and Chief Executive Officer	**Executive Management** Senior Vice President and Chief Financial Officer	**Executive Management** Executive Vice President, Research and Development, and Chief Medical Officer	Senior Vice President, Technical Development and Operations
Year of birth	1969	1975	1974	1972
Nationality	French	American	Danish	American/Danish
Gender	Male	Male	Male	Male
Joined Zealand	2019	2019	2010	2018
Experience	Prior to joining Zealand Pharma, Emmanuel was Chief Commercial Officer for Alnylam Pharmaceuticals, a biopharmaceutical company based in Boston, where he was responsible for establishing country operations and building commercial capabilities to successfully launch their first commercial drug. Emmanuel is a board member of Proteostasis Therapeutics, Inc.	Prior to joining Zealand Pharma, Matt served as chief financial officer at Aveo Pharmaceuticals, leading finance for the publicly traded biotechnology company and was additionally responsible for investor relations, facilities and information technology. He was previously CFO at CoLucid Pharmaceuticals, which was acquired by Eli Lilly. His earlier career included positions at Genzyme, NEN Life Science Products, and Kimberly Clark.	Prior to joining Zealand, Adam led clinical research teams as medical director at Novo Nordisk and worked as a clinician at Rigshospitalet, University of Copenhagen. Adam was a medical and scientific advisor in the areas of endocrinology, cardiology, gastroenterology and rheumatology, and has significant experience of leading regulatory strategies. Adam is a board observer at Beta Bionics, Inc. and a board member of Cessatech ApS.	Prior to joining Zealand, Ivan worked for Novartis in both generics and pharmaceutical manufacturing, as well as in strategy, quality assurance, contract manufacturing and supply chain leadership in Germany, the US and Switzerland. Earlier, Ivan was project leader at Boston Consulting Group in the pharmaceutical R&D and manufacturing areas.
Zealand shares at December 31, 2020	0	0	0	0
Zealand warrants at December 31, 2020	113,848	51,275	208,286	81,420
Zealand PSUs at December 31, 2020	8,835	0	5,065	2,803
RSUs at December 31, 2020	6,657	4,019	3,990	3,018
Change in ownership in 2020	0	0	-17,011	0

Zealand Pharma • Annual Report 2020 59





	Marino Garcia	Frank Sanders
Position	Senior Vice President, Business Development, International Commercial and New Product Planning	Senior Vice President, President Zealand Pharma US, Inc.
Year of birth	1966	1969
Nationality	Canadian/Spanish	American
Gender	Male	Male
Joined Zealand	2018	2020
Experience	Marino has almost 25 years of global pharma and biotech experience in senior commercial, corporate strategy, and business development roles. He has held various US. and international leadership positions of increasing responsibility at pharmaceutical companies, including Synergy Pharma, Aptalis Pharma, Vifor Pharma, Aspreva Pharmaceuticals, Pfizer and Eli Lilly & Co.	Frank has an accomplished career with over 25 years of experience in the pharmaceutical industry. Prior to Zealand, Frank was Senior Vice President, US Commercial for Sage Therapeutics, a biopharmaceutical company based in Cambridge, Massachusetts. At Sage, he had direct General Manager responsibility for Sales, Account Management, Marketing, Patient Services and Commercial Operations and was responsible for the design, build, and overall performance of the US commercial function. Prior to joining Sage, Frank served as Vice President, Market Access Strategic Account Management at Janssen Pharmaceutical Companies of Johnson & Johnson and held a wide range of leadership roles for GlaxoSmithKline including Vice President, Customer Strategy and Vice President, Field Sales.
Zealand shares at December 31, 2020	0	0
Zealand warrants at December 31, 2020	80,711	43,217
Zealand PSUs at December 31, 2020	3,062	0
RSUs at December 31, 2020	3,918	5,864
Change in ownership in 2020	0	0

Financial statements 60 Zealand Pharma ∞ Annual Report 2020 Financial statements

Notes 1 Significant accounting policies, and significant accounting estimates and assessments 66 2 Revenue 71 3 Royalty expenses 75 4 Research, development and administrative expenses 76 5 Fees to auditors appointed at the Annual General Meeting 76 6 Information on staff and remuneration 76 7 Other operating, net 81 8 Financial income 82 9 Financial expenses 82 10 Income tax 83 11 Basic and diluted earnings per share 84 12 Impairment 85 13 Intangible assets 86 14 Property, plant and equipment 87 15 Right-of-use assets and lease liabilities 89 16 Inventory 90 17 Other investments 91 18 Trade receivables 91 19 Prepaid expenses 91 20 Other receivables 92 21 Marketable securities 92 22 Cash and cash equivalents 92 23 Share capital 92 24 Deferred revenue 93 25 Provision 93 26 Other liabilities 94 27 Contingent assets, liabilities and other contractual obligations 94 28 Financial risks 94 29 Business combinations 97 30 Related parties 99 31 Adjustments for non-cash items 99 32 Change in working capital 99 33 Significant events after the balance sheet date 99 34 Approval of the annual report 99 Contents – consolidated financial statements Consolidated financial statements Income statement 62 Statement of comprehensive income 62 Statement of financial position 63 Statement of cash flows 64 Statement of changes in equity 64 Business overview 65 61 Zealand Pharma  ∞  Annual Report 2020 Con Fin – Content

Zealand Pharma • Annual Report 2020 62

Consolidated financial statements.

Consolidated income statement for the years ended December 31, 2020, 2019 and 2018

DKK thousand	Note	2020	2019	2018
Revenue	2	353,314	41,333	37,977
Cost of goods sold	16	-90,565	0	0
Royalty expenses	3	0	-415	-3,356
Gross margin		**262,749**	**40,918**	**34,621**
Research and development expenses	4,6	-604,081	-561,423	-438,219
Sales and marketing expenses	4,6,12	-285,256	0	0
Administrative expenses	4,6	-202,770	-67,881	-43,543
Operating expenses		**-1,092,107**	**-629,304**	**-481,762**
Other operating items, net	7	36,997	444	1,099,526
Operating result		-792,361	-587,942	652,385
Financial income	8	2,022	14,655	9,988
Financial expenses	9	-49,314	-3,390	-37,322
Result before tax		-839,653	-576,677	625,051
Income tax (expense) benefit	10	-7,076	5,136	-43,773
Net result for the period		-846,729	-571,541	581,278
Earnings/(loss) per share – basic (DKK)	11	-22.07	-16.91	18.94
Earnings/(loss) per share - diluted (DKK)	11	-22.07	-16.91	18.94
Net result attributable to shareholders of Zealand Pharma A/S		**-846,729**	**-571,541**	**581,278**

Consolidated statements of comprehensive income for the years ended December 31, 2020, 2019 and 2018

DKK thousand	Note	2020	2019	2018
Net result for the year		**-846,729**	**-571,541**	**581,278**
Other comprehensive income				
Items that will be reclassified to income statement when certain conditions are met:				
Exchange differences on translation of foreign operations		8,977	0	0
Comprehensive result for the year		**-837,752**	**-571,541**	**581,278**
Total comprehenvise income attributable to shareholders of Zealand Pharma A/S		**-837,752**	**-571,541**	**581,278**

The Business overview on page 65 and the accompanying notes on pages 66 to 99 form an integral part of these financial statements.

Consolidated statements of financial position as of December 31, 2020 and 2019 DKK thousand Note 2020 2019 Assets Non-current assets Intangible assets 12,13 57,485 2,480 Property, plant and equipment 14 85,040 39,708 Right-of-use assets 15 127,998 85,632 Deposits 16,650 9,012 Corporate tax receivable 10 1,268 0 Prepaid expenses 19 13,117 0 Deferred tax assets 10 8,370 0 Other investments 17 32,333 35,632 Total non-current assets 342,261 172,464 Current assets Inventories 16 65,040 0 Trade receivables 18 46,484 751 Prepaid expenses 19 35,156 30,755 Corporate tax receivable 10 5,500 7,101 Other receivables 20 9,942 7,935 Marketable securities 21 297,345 299,448 Cash and cash equivalents 22 960,221 1,081,060 Total current assets 1,419,688 1,427,050 Total assets 1,761,949 1,599,514 DKK thousand Note 2020 2019 Liabilities and equity Share capital 23 39,800 36,055 Share premium 3,470,787 2,650,142 Currency translation reserve 8,977 0 Accumulated loss -2,290,253 -1,443,524 Shareholders' equity 1,229,311 1,242,673 Deferred revenue 24 44,587 83,639 Other liabilities 26 16,744 0 Lease liabilities 15 116,047 78,068 Non-current liabilities 177,378 161,707 Trade payables 70,384 57,533 Corporate tax payables 30,394 614 Lease liabilities 15 14,072 7,692 Deferred revenue 24 53,182 56,251 Discount and rebate provision 25 36,673 0 Other liabilities 26 150,555 73,044 Current liabilities 355,260 195,134 Total liabilities 532,638 356,841 Total shareholder' equity and liabilities 1,761,949 1,599,514 Consolidated financial statements 63 Zealand Pharma  ∞  Annual Report 2020 Con Fin – Financial position

Zealand Pharma • Annual Report 2020 64

Consolidated financial statements.

Consolidated statements of cash flows for the years ended December 31, 2020, 2019 and 2018

DKK thousand	Note	2020	2019	2018
Net result for the year		-846,729	-571,541	581,278
Bargain purchase	29	-36,395	0	0
Adjustments for other non-cash items	31	143,138	9,207	101,930
Change in working capital	32	97,818	10,873	12,785
Interest received		895	5,413	4,263
Interest paid		-4,562	-3,390	-16,705
Deferred revenue	24	-42,881	139,890	0
Sale of future royalties and milestones		0	0	-1,105,471
Income tax paid/received		0	93	-39,500
Cash flow from operating activities		**-688,716**	**-409,455**	**-461,420**
Acquisition of Valeritas business, net of cash acquired	29	-167,791	0	0
Transfer from restricted cash related to royalty bond		0	0	6,124
Sale of future royalties and milestones		0	0	1,275,802
Royalty expenses regarding sale of future royalty and milestones		0	0	-170,331
Change in deposits		-3,972	-6,250	-33
Purchase of other investments and marked securities	17	0	-22,803	-225,719
Purchase of property, plant and equipment	14	-25,044	-21,036	-4,038
Purchase of intangible assets	13	0	-2,480	0
Sale of property, plant and equipment		0	25	0
Dividends on securities		0	878	1,020
Cash flow from investing activities		**-196,807**	**-51,666**	**882,925**
Proceeds from issuance of shares related to exercise of share based compensation	23	41,363	52,468	2,884
Proceeds from issuance of shares	23	791,503	645,145	0
Costs related to issuance of shares		-42,706	-14,444	-22
Lease installments	15	-29,219	-8,689	-158,311
Cash flow from financing activities		**760,941**	**674,480**	**-155,449**
Decrease/increase in cash and cash equivalents		-124,582	213,359	266,056
Cash and cash equivalents at beginning of period	22	1,081,060	860,635	588,718
Exchange rate adjustments		3,743	7,066	5,861
Cash and cash equivalents at end of period	22	**960,221**	**1,081,060**	**860,635**

Consolidated statements of changes in shareholders' equity at December 31, 2020, 2019 and 2018

DKK thousand	Share capital	Share premium	Translation reserve	Retained losses	Total
Equity at January 1, 2020	**36,055**	**2,650,142**	**0**	**-1,443,524**	**1,242,673**
Other comprehensive income	0	0	8,977	0	8,977
Net result for the year	0	0	0	-846,729	-846,729
Share based compensation	0	30,485	0	0	30,485
Capital increases	3,745	832,866	0	0	836,611
Cost related to capital increases	0	-42,706	0	0	-42,706
Equity at December 31, 2020	**39,800**	**3,470,787**	**8,977**	**-2,290,253**	**1,229,311**
Equity at January 1, 2019	**30,787**	**1,957,477**	**0**	**-871,983**	**1,116,281**
Other comprehensive income	0	0	0	0	0
Net result for the year	0	0	0	-571,541	-571,541
Share based compensation	0	14,764	0	0	14,764
Capital increases	5,268	692,345	0	0	697,613
Cost related to capital increases		-14,444	0	0	-14,444
Equity at December 31, 2019	**36,055**	**2,650,142**	**0**	**-1,443,524**	**1,242,673**
Equity at January 1, 2018	**30,751**	**1,937,179**	**0**	**-1,453,261**	**514,669**
Other comprehensive income	0	0	0	0	0
Net result for the year	0	0	0	581,278	581,278
Share based compensation	0	17,472	0	0	17,472
Capital increases	36	2,826	0	0	2,862
Equity at December 31, 2018	**30,787**	**1,957,477**	**0**	**-871,983**	**1,116,281**

Zealand Pharma • Annual Report 2020 65

Consolidated financial statements.

Business overview

Zealand (the "Company", the "Group", "Zealand" and "we") was founded in 1998 and is a biotechnology company focused on the discovery and development of innovative peptide-based medicines. More than 10 drug candidates invented by Zealand have advanced into clinical development, of which two have reached the market. Zealand's current pipeline of internal product candidates focus on specialty gastrointestinal and metabolic diseases. Zealand's portfolio also includes two clinical license collaborations with Boehringer Ingelheim and one discover and develop collaboration with Alexion Pharmaceuticals.

In September 2018 we entered into an agreement with Royalty Pharma to transfer all the royalties that we were due to earn from our 2003 agreement with Sanofi in exchange for an upfront one-time payment of USD 205 million. Excluded from this agreement was a potential milestone payment from Sanofi of up to USD 15 million.

In April 2020, we acquired substantially all of the medical technology business from Valeritas Holdings, Inc. Refer to note 29.

Please refer to page 27 for an overview of our Pipeline.

Company summary	Domicile	Owner-ship	Voting rights
Zealand Pharma A/S subsidiaries			
ZP Holding SPV K/S	Denmark	100%	100%
ZP General Partner 1 ApS	Denmark	100%	100%
Zealand Pharma US Inc.	United States	100%	100%
Zealand Pharma California US, LLC.	United States	100%	100%
Encycle Therapeutics Inc.	Canada	100%	100%
ZP SPV 3 K/S	Denmark	100%	100%
ZP General Partner 3 ApS	Denmark	100%	100%
ZP Holding SPV K/S subsidiaries			
ZP SPV 1 K/S	Denmark	100%	100%
ZP General Partner 2 ApS	Denmark	100%	100%

Notes Note 1 – Significant accounting policies, and significant accounting estimates and assessments Significant accounting policies Basis of preparation The consolidated financial statements of Zealand have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and as adopted by the EU and additional requirements under the Danish Financial Statements Act (class D). The Board of Directors considered and approved the 2020 Annual Report of Zealand on March 10, 2021. The Annual Report will be submitted to the shareholders of Zealand for approval at the Annual General Meeting on April 15, 2021. The consolidated financial statements are presented on a historical cost basis, except for cer- tain financial assets and liabilities measured at fair value. Historical cost is generally based on the fair value of the consideration given in exchange for goods and services. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of  whether that price is directly observable or estimated using another valuation technique. For financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and on the significance of the inputs to the fair value measurement as a whole. The inputs are described as follows: • Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date • Level 2 inputs are inputs, other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly • Level 3 inputs are fair value measures derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs). The consolidated financial statements are presented in Danish kroner (DKK), which is the func- tional currency of the Parent Company. In the narrative sections of the financial statements, comparative figures for 2019 and 2018 are shown in brackets if not indicated otherwise. Implementation of new and revised standards and interpretations A few amendments apply for the first time in 2020, but do not have an impact on the consoli- dated financial statements of the Group. Amendments to IFRS 3: Definition of a Business The amendment to IFRS 3 clarifies that to be considered a business, an integrated set of activ- ities and assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output. Furthermore, it clarified that a business can exist without including all of the inputs and processes needed to create outputs. Amendments to IFRS 7, IFRS 9 and IAS 39: Interest Rate Benchmark Reform The amendments to IFRS 7, IFRS 9 and IAS 39 Financial Instruments: Recognition and Meas- urement provide a number of reliefs, which apply to all hedging relationships that are directly affected by interest rate benchmark reform. A hedging relationship is affected if the reform gives rise to uncertainties about the timing and or amount of benchmark-based cash flows of the hedged item or the hedging instrument. Amendments to IAS 1 and IAS 8: Definition of Material The amendments provide a new definition of material that states “information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.” The amendments clarify that materiality will depend on the nature or magnitude of informa- tion, either individually or in combination with other information, in the context of the financial statements. A misstatement of information is material if it could reasonably be expected to influence decisions made by the primary users. 66 Zealand Pharma  ∞  Annual Report 2020 Con Fin – Note 1

Notes Note 1 – Significant accounting policies, and significant accounting estimates and assessments (continued) Standards and interpretations issued, but not yet applied IASB has issued a number of new and amended standards which are not yet effective. None of these new standards or amendments are expected to impact the Group. Accounting policies The Group has applied new accounting policies to the following areas as a consequence of the acquisition of the Valeritas business as disclosed in note 29. • Revenue (extended) • Cost of goods sold • Sales and marketing expenses (extended) • Impairment testing (Extended) • Inventories • Trade receivables write-down (extended) • Discount and rebate provision • Business combinations The accounting policies are apart from the line items above unchanged from last year. The accounting policies for specific line items and transactions are included in the respective notes to the financial statements except for basis and principles of consolidation, foreign currency translation, classification of income statement, segment reporting, classification of financial assets and the cash flow statement, which are included below. Basis of consolidation The consolidated financial statements incorporate the financial statements of the Company and entities (including structured entities) controlled by the Company and its subsidiaries. Con- trol is achieved when the Company: • has power over the investee; • is exposed, or has rights, to variable returns from its involvement with the investee; and • has the ability to use its power to affect its returns. The Company reassesses whether it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above. Principles of consolidation The consolidated financial statements are prepared on the basis of the financial statements of the parent company and the individual subsidiaries, which are based on uniform accounting policies and accounting periods in all Group entities. Consolidation of Group entities is per- formed after elimination of all intra-Group transactions, balances, income and expenses. Functional currency A functional currency is determined for each Group entity. The functional currency is the cur- rency used in the primary financial environment in which the individual Group entity operates. Foreign currency translation Transactions denominated in currencies other than the transacting entity's functional currency are translated at the exchange rates on the transaction dates. Exchange differences arising between the rate on the transaction date and the rate on the pay- ment day are recognized in the income statement as financial income or financial expenses. Receivables, payables and other monetary items denominated in foreign currencies that have not been settled at the statement of financial position date are translated by applying the ex- change rates at the statement of financial position date. Differences arising between the rate at the statement of financial position date and the rate at the date on which the receivable or pay- able arose are recognized in the income statement as financial income and financial expenses. Recognition in the consolidated financial statements On preparation of the consolidated financial statements, the income statements of entities with a functional currency different from DKK are translated at the average exchange rate for the pe- riod, and balance sheet items are translated at the exchange rate ruling at the reporting date. Foreign exchange differences arising on translation of the equity of foreign entities and on translation of receivables considered part of net investment are recognised directly in other comprehensive income. Foreign exchange differences arising on the translation of income statements from the average exchange rate for the period to the exchange rate ruling at the reporting date are also recog- nised in other comprehensive income. Adjustments are presented under a separate translation reserve in equity. Materiality in financial reporting In preparing the Annual Report, Management seeks to improve the information value of the consolidated financial statements, the notes to the statements and other measures disclosed by presenting the information in a way that supports the understanding of the Group’s perfor- mance in the reporting period. This objective is achieved by presenting fair transactional aggregation levels on line items and other financial information, emphasising information that is considered of material importance to the user and making relevant rather than generic descriptions throughout the Annual Report. 67 Zealand Pharma  ∞  Annual Report 2020

Notes Note 1 – Significant accounting policies, and significant accounting estimates and assessments (continued) All disclosures are made in compliance with the International Financial Reporting Standards, the Danish Financial Statements Act and other relevant regulations, ensuring a true and fair view throughout the Annual Report. Consolidated financial statements Income statement The expenses recognized in the income statement is presented as an analysis using a classifica- tion based on their function. Cost of goods sold Cost of goods sold includes raw materials, labor costs, manufacturing overhead expenses and reserves for anticipated scrap and inventory obsolescence. Segment reporting The Group is managed by a Corporate Management team reporting to the Chief Executive Officer. The Corporate Management team, including the Chief Executive Officer, represents the chief operating decision maker (CODM). No separate business areas or separate business units have been identified in connection with line of business, product candidates or geographical markets. Consequently, there is no segment reporting concerning business areas or geograph- ical areas. Statement of financial position Financial assets Financial assets include receivables, marketable securities and cash. Financial assets are divided into categories of which the following are relevant for the Group: 1. Financial assets at amortized cost comprising of receivables with contractual cash flows solely comprising of payment of principal and interest and which are held for the purpose of collecting the contractual cash flow. 2. Financial assets at fair value through the income statement, which are marketable securities categorized as equity instruments are held for trading and classified at fair value through profit and loss. 3. Equity investments. These investments are measured at fair value through the profit and loss. Financial assets are assigned to the different categories by Management on initial recognition, depending on the cash flow characteristics and purpose for which the assets were acquired. All financial assets are recognized on their settlement date. All financial assets other than those classified at fair value through the income statement are initially recognized at fair value, plus transaction costs. Statement of cash flows The cash flow statement is prepared in accordance with the indirect method on the basis of the operating result for the year. The statement shows the cash flows broken down into operating, investing and financing activities, cash and cash equivalents at the beginning and end of the year, and the impact of the calculated cash flows on cash and cash equivalents. The cash flow statement cannot be derived directly from the balance sheet and income statement. Cash flows in foreign currencies are translated into Danish kroner at the exchange rate on the transaction date. Cash flow from operating activities Cash flow from operating activities is presented indirectly and is calculated as the net operating result adjusted for depreciation and amortization, sale of royalties, non-cash operating items, changes in net working capital, financial items paid, and income tax benefits received and paid. Cash flow from investing activities Cash flow from investing activities includes cash flows from the sale of future royalties and milestone relating to the Sanofi license, purchase and sale of property, plant and equipment, in- vestments and deposits, net cashflow from acquisition of Valertias activities, as well as transfers to and from restricted cash related to the royalty bond. Cash flow from financing activities Cash flow from financing activities includes proceeds from issuance of new ordinary shares, proceeds from issuance of shares related to exercise of sharebased compensation. and related costs, finance lease installments and loan financing. Cash and cash equivalents Cash and cash equivalents comprise cash and bank balances. Cash and cash equivalents are instruments with original maturities of 90 days or less. The Company does not have any cash equivalents for the years ended December 31, 2020 and 2019. Information on COVID-19 Our business, operations and clinical studies were, of course, impacted by the effects of COVID-19. Although our clinical studies continued without interruption during 2020, there were delays and increased total costs arising from the implications of COVID-19. However, we have not recognized any write-offs, impairments of assets, or losses to onerous contracts due to COVID-19. The impairment of V-Go IP as explained in note 12 was due to 68 Zealand Pharma  ∞  Annual Report 2020

Zealand Pharma • Annual Report 2020 69

Notes.

Note 1 – Significant accounting policies, and significant accounting estimates and assessments (continued)

Managements decision to allocate resources to support future product launches while limiting the investment in the V-Go product.

The COVID-19 pandemic is also having an effect on other aspects of our business, including: our third-party manufacturers, and other third parties; albeit with no material effect or impact. The COVID-19 pandemic may, in the long-term, affect the productivity of our staff; our ability to attract, integrate, manage and retain qualified personnel or key employees; our global supply chains and relationships with vendors and other parties; significant disruption of global financial markets; and reduced ability to secure additional funding. We continuously monitor the COVID-19 pandemic and its potential impact on our business and financials.

Significant accounting estimates and judgments

The preparation of the consolidated financial statements requires Management to make judgments and estimates that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures. In applying our accounting policies, Management is required to make judgements and estimates about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The estimates used are based on assumptions assessed to be reasonable by Management. However, estimates are inherently uncertain and unpredictable. The assumptions may be incomplete or inaccurate, and unexpected events or circumstances may occur. Furthermore, we are subject to risks and uncertainties that may result in deviations in actual results compared with estimates.

Please refer to the table below to see in which note the accounting estimates and judgements are presented.

Notes including management's estimates and judgements

	Estimates	Judgements
2 – Revenue	X	X
6 – Employee incentive programs	X	
13 – Encycle Therapeutics, Inc. acquisition		X
25 – Discount and rebate provision	X	X
29 – Business Combinations	X	X

Additional description of Management estimates and judgements made are described below

Revenue recognition (management estimate and judgement)

Revenue comprises license payments, milestone payments, product revenue and royalty income. License payments which provide the buyer with the right to use the license as it exists at the date of transfer are recognized upon transfer of the associated licensing rights at the point at which the buyer obtains the right to use the license. Upon entering into agreements with multiple components, Management determines whether individual components are distinct, which is the case if the buyer can obtain benefits from the goods or service and the promise is distinct within the context of the contract. If no individual components are distinct, the contract is treated as a single performance obligation. When entering into licensing and development agreements, a critical judgment relates to whether the customer could continue development of the Intellectual Property (IP) to the stage promised by Zealand under the promise to provide R&D services. If this is not the case, the IP and the R&D services are considered a single performance obligation.

Milestone payments are related to the collaborative research agreements with commercial partners and are recognized when it is highly probable that Zealand Pharma will become entitled to the milestone which is generally when the milestone is achieved. Royalty income from licenses is based on third-party sales of licensed products and is recognized in accordance with contract terms in the period in which the sales occur.

Revenue from transactions involving the rendering of services which are consumed by the customer simultaneously with delivery is recognized along with delivery of the services.

Employee incentive programs (management estimates)

In accordance with IFRS 2, Share-based Payment, the fair value of the warrants classified as equity settled is measured at the grant date and recognized as an expense in the income statement over the vesting period. The fair value of each warrant granted during the year is

Notes Note 1 – Significant accounting policies, and significant accounting estimates and assessments (continued) estimated using the Black– Scholes option pricing model. This requires the input of subjective assumptions such as: • The expected stock price volatility, which is based on the historical volatility of Zealand’s share price • The selection of the risk-free interest rate, which is determined as the interest rate on Danish government bonds with a maturity equal to the expected term • The duration of the warrants, which is assumed to be until the middle of the exercise period The total fair value of the warrants is recognized in the income statement over the vesting period. An adjustment is made to reflect an expected attrition rate during the vesting period. The attrition rate is re-estimated at year-end based on the historical attrition rate resulting in recognition of an expense equal to grant date fair value of the number of warrants which actually vest. Discount and rebate (management estimate and judgement) Provisions regarding sales rebates and discounts granted to government agencies, wholesal- ers, retail pharmacies, managed care and other customers are recorded at the time the related revenues are recorded or when the incentives are offered. For both managed care rebates and the medicare part D rebates, the key assumptions relate to the rebate percentages by each pharmacy as determined in each pharmacy's contract with the Company and forecasted number of prescriptions that will be filled by each pharmacy (re- ferred to as payor mix). For co-pay card redemptions, the key assumptions relate to expected settlement rate for sales units remaining in the channel that have yet to be presented under co-pay terms. These assumptions are made based on historical actuals, which are used to es- timate forecasted trends, including payor mix and settlement rates, which are used to estimate the expected settlement of managed care rebates and medicare part D rebates, and co-pay card redemption, and the specific terms in the individual agreements. Unsettled rebates are recognized as provisions when the timing or amount is uncertain. Where absolute amounts are known, the rebates are recognized as provisions.Please refer to note 25 for further information on sales rebates and provisions. Encycle Therapeutics, Inc. acquisition (management judgement) As of October 2019, Zealand acquired all outstanding shares in Encycle Therapeutics, Inc. and all its intellectual property, including all rights to develop and commercialize the lead asset. Zealand did not acquire any infrastructure or personnel costs with this transaction. The total future consideration for the acquisition could potentially reach USD 80 million in one-time contingent value rights (“earn-outs”), of which USD 10 million in earn-outs could be payable up to the successful completion of a Phase 2 study. All earn-outs are payable in cash and/or Zea- land equity at Zealand’s discretion, are linked to the lead asset only, and contingent on certain future successful development, regulatory, and commercial-related milestones. There is also a potential mid-single digit royalty on global net sales from the lead asset. The acquistion has been measured based on the overall cost of the transaction less the fair value of the cash balance and trade payables also acquired. The fair value of the contingent considerations related to Encycle Therapeutics was assessed to be zero as per the acquisition date based on the significant uncertainty of the outcome of the development to be performed by Zealand. Business Combinations (management estimates and judgements) In applying the acquisition method of accounting, estimates are an integral part of assessing fair values of several identifiable assets acquired and liabilities assumed, as observable market prices are typically not available. Valuation techniques where estimates are applied typically relate to determining the present value of future uncertain cash flows or assessing other events in which the outcome is uncer- tain at the date of acquisition. More significant estimates are typically applied in accounting for Intellectual properties, cus- tomer relationships, trade receivables, deferred tax and debt. The calculation of the fair value of intangible assets is most sensitive to the revenue and gross margin growths. Please refer to note 29 for further information on Business Combinations. As a result of the uncertainties inherent in fair value estimation, measurement period adjust- ments may be applied. 70 Zealand Pharma  ∞  Annual Report 2020

Notes Note 2 – Revenue   Accounting policies Revenue comprises license payments, milestone payments, royalty income and sale of goods. License payments which provide the buyer with the right to use the license as it exists at the date of transfer are recognized upon transfer of the associated licensing rights at the point at which the buyer obtains the right to use the license. Milestone payments related to the collaborative research agreements with commercial partners are recognized when it is highly probable that Zealand Pharma will become entitled to the milestone which is generally when the milestone is achieved. Royalty income from licenses is based on third-party sales of licensed products and is recognized in accordance with contract terms in the period in which the sales occur. Revenue from transactions involving the rendering of services which are consumed by the customer simultaneously with delivery is recognized along with delivery of the services. Upon entering into agreements with multiple components, Management determines whether individual components are distinct, which is the case if the buyer can obtain benefits from the goods or service and the promise is distinct within the context of the contract. If no individual components are distinct, the contract is treated as having a single performance obligation. Revenue is recognized based on the percentage of completion of the R&D services, which is estimated based on the expenses incurred during that period. Zealand applies the output based method (budget cost) when determining the timing of satisfaction of performance obliga- tions as the development services are performed by an indeterminate number of acts over the development timeline and accordingly, time elapsed and budget costs as an output measure is considered to be the unit which most appropriately depicts the transfer of control of services to Alexion In total. Trade receivables are recognised as services delivered are invoiced to the customer and are not adjusted for any financing components as credit terms are short – typically between 14 to 60 days – and the financing component therefore insignificant. Where services delivered have yet to be invoiced and invoices on services received from vendors have still to be received, con- tract assets and accrued cost of services are recognised at the reporting date. Revenue from sale of goods Revenue from sale of goods is recognized at a point in time when control of the goods are transferred to the customer and recorded net of adjustments for managed care rebates, whole- sale distributions fees, cash discounts, prompt pay discounts, and co-pay card redemptions, all of which are established at the time of sale. In order to prepare the consolidated financial statements, the company is required to make es- timates regarding the amounts earned or to be claimed on the related product sales, including the following: • Managed care and Medicare rebates, which are based on the estimated end user pay or mix and related contractual rebates; • distribution fees, prompt pay discounts and other discounts, which are recorded based on specified payment terms, and which vary by customer and other incentive programs; and • Co-pay card redemption charges which are based on the net transaction costs of prescrip- tions filled via a company-subsidized card program and other incentive programs. Zealand believes rebates and co-pay card redemptions related to sales in the U.S. are complex in nature and establishing appropriate provisions requires assessment of multiple factors as well as significant judgement and estimation by management as not all conditions are known at the time of sale. The Group has concluded that it is the principal in this revenue arrangements since it controls the goods before transferring them to the customer. Return Reserve We record allowances for product returns as a reduction of revenue at the time product sales are recorded. Several factors are considered in determining whether an allowance for product returns is required, including the customers’ return rights and our historical experience with returns and the amount of product sales in the distribution channel not consumed by patients and subject to return. Management replies on historical return rates to estimate returns. In the future, as any of these factors and/or the history of product returns change, adjustments to the allowance for product returns will be reflected Revenue from Alexion In 2020, we recognized DKK 42.9 million (2019: 37.4 million) as income from the license, research and development agreement signed in March 2019 reflecting the progress on the lead project. Under the agreement DKK 97.8 million is accounted for as deferred revenue at December 31, 2020. In 2019, DKK 0.6 million of other revenue is recognized related to other projects with Alexion. No revenue was recognized in 2018. Revenue from Sanofi No revenue was recognized in 2020 or 2019. In 2018, we recognized DKK 24.9 million as roy- alty income, reflecting milestones related to sales of Lyxumia® of EUR 9.5 million and sales of Soliqua® 100/33 of EUR 23.8 million. No milestone revenue was received. 71 Zealand Pharma  ∞  Annual Report 2020 Con Fin – Note 2

Zealand Pharma • Annual Report 2020 72

Notes.

Note 2 – Revenue (continued)

Revenue from Boehringer Ingelheim (BI)
In 2020, we recognized DKK 149.1 million as income from milestone payments from BI related to the initiation of the Phase 2 trial for the long-acting GLP-1/glucagon.

No revenue was recognized from BI in 2019 or 2018, as no milestone event was achieved.

Revenue from sale of goods
In 2020, we recognized DKK 161.3 million as net sales from goods sold generated from our V-Go product. The rights to the V-Go product was acquired on April 2, 2020 as part of the business combination described in note 29. Thus Revenue from sale of the V-Go product recognized in 2020 solely relates to the period April 2 - December 31.

Revenue from other agreements
In 2020, we recognized zero revenue from other agreements.

In 2018 and 2019, we recognized DKK 9.8 million and DKK 3.3 million, respectively, in revenues from a milestone payment and license option payments, respectively, from undisclosed counterparties relating to two Material Transfer Agreements.

In 2018, we recognized DKK 3.3 million in revenue from milestone payments from Protagonist Therapeutics in connection with the start of Phase 2 with the novel hepcidin mimetic PTG-300.

Zealand is managed and operated as one business unit, which is reflected in the organizational structure and internal reporting. No separate lines of business or separate business entities have been identified with respect to any of the product candidates or geographical markets and no segment information is currently disclosed in the internal reporting.

Information about Geographical Areas
Net revenue in Germany comprise DKK 149.1 million in milestone revenue whereas net sales in US comprise DKK 204.2 million including license revenues and sale of goods. No other country accounts for more than 10% of the net total sales. In 2020 we had 3 significant customers with revenue from sale of goods. Customer A, amounted to DKK 60.6 million (2019: DKK 0 million), Customer B amounted to DKK 48.4 million (2019: DKK 0 million) and Customer C DKK 37.7 million (2019: DKK 0 million).

Of the Company's non-current assets, which comprise intangible assets, property, plant and equipment, right-of-use assets and prepayments, DKK 184.0 million is located in Denmark and DKK 71.1 million in US.

Recognized revenue can be specified as follows for all agreements:

DKK thousand	2020	2019	2018
Boehringer Ingelheim International GmbH	149,120	0	0
Alexion Pharmaceuticals Inc.	42,881	38,021	0
Undisclosed counterpart	0	3,312	9,845
Protagonist Therapeutics, Inc.	0	0	3,274
Total license and milestone revenue	**192,001**	**41,333**	**13,119**
Sanofi-Aventis Deutschland GmbH	0	0	24,858
Total royalty revenue	**0**	**0**	**24,848**
V-Go gross sales	303,658	0	0
Reductions*	-142,345	0	0
Total revenue from sale of goods	**161,313**	**0**	**0**
Total revenue	**353,314**	**41,333**	**37,977**
Royalty revenue can be specified as follows:			
Soliqua®	0	0	17,786
Lyxumia®	0	0	7,072
Total royalty revenue	**0**	**0**	**24,848**
Total revenue recognized over time	42,881	38,021	0
Total revenue recognized at a point in time	310,433	3,312	37,977

* Discounts and rebates are specified below and discussed further in note 25..

Sales gross-to-net reconciliation

DKK thousand	2020	2019	2018
V-Go gross sales	303,658	0	0
Customer and Contractual price reductions	-133,924	0	0
Returns and sales reductions	-8,421	0	0
Net sales	**161,313**	**0**	**0**

Notes Note 2 – Revenue (continued) Accounting for the Alexion Pharmaceuticals, Inc. Agreement In March 2019, Zealand entered into a license, research and development agreement with Alexion Pharmaceuticals, Inc. (Alexion) to develop novel therapies to treat complement medi- ated diseases. This agreement provided Zealand an immediate cash injection as well as further external validation of Zealand’s peptide platform. The collaboration with Alexion is not limited to C3 but offers the potential to work on identifi- cation of peptide inhibitors to up to three additional components of the complement cascade. Zealand will have responsibility for the C3 project and other targets up to IND and Alexion will then progress the peptides into clinical development. Under the Alexion license, research and development agreement, Zealand has received an upfront non-refundable payment of USD 25 million for the C3 program and a concurrent USD 15 million equity investment in Zealand at a premium to the market price. The agreement also provides the potential for development-related milestones of up to USD 115 million, as well as up to USD 495 million in sales-related milestones and high single- to low double-digit royalty payments. The 3 additional programs will provide further non-refundable upfront payments (USD 15 million each), development and sales milestone and royalties. Accounting treatment The non-refundable up-front fee was allocated to the combined license, research and devel- opment services, and is being recognized as revenue along with provision of the research and development services under the lead program. Expenses to provide the services is being recog- nized when incurred. Further, the premium over the market share price on the Zealand shares subscribed by Alexion, DKK 12.7 million, is attributed to the Agreement as further consideration and consequently also recognized over the period over which the R&D services are provided. , Alexion has paid USD 40 million, corresponding to DKK 262.9 million that as of December 31, 2019 has affected equity by DKK 85.6 million, deferred revenue by DKK 139.9 million, and reve- nue by DKK 37.4 million in 2019. Hence the cash flow from operating activities was DKK 177.3 million and the cash flow from financing activities was DKK 85.6 million. In 2020 revenue of DKK 42.9 million was recognized. Milestone payments, if any, will be recognized as revenue when the relevant milestones are achieved as they relate to performance obligations already satisfied at this stage. Royalty pay- ments, if any, will be recognized along with the underlying sales. Significant judgement applied (performance obligations and revenue recognition) Determination of whether the license transferred and the research and development services constitute separate performance obligations, or form part a single performance obligation comprising a combined output has a significant impact on the accounting treatment. Zealand has applied significant judgment to determine whether the promised services are distinct and concluded that Alexion cannot benefit from the license alone. It is Zealand assessment that the R&D services under this agreement requires specific Zealand know-how and expertise which cannot be easily identified or sourced externally. Therefore, Alexion would not in the absence of the contractual provisions have had the practical ability to engage a third-party R&D service provider to provide the agreed R&D services. Judgments and estimates in respect of output is made when entering the agreement and is based on research and development budgets and plans. The planned service periods (output) and budget costs for the respective research and development projects are assessed on an ongoing basis. If the expected service period is changed significantly, this will require a reas- sessment. All Zealand’s revenue-generating transactions have been subject to such evaluation by man- agement. As the nature of the collaboration with Alexion may affect the accounting treatment of the agreement, Zealand has considered whether the agreement takes the form of a collaborative partnership with Alexion rather than a customer-vendor agreement. After consideration of all facts and circumstances, Zealand has assessed that the agreement takes the form of a custom- er-vendor relationship. Accordingly, the agreement is treated under the guidelines of IFRS 15 Revenue from Contracts with Customers. As any additional programs are optional and paid for separately, they are not considered part of the initial agreement. It has been considered whether the options for additional compo- nents represent a material right and, thus, a separate performance obligation under the initial agreement to which a portion of the initial upfront payment should be allocated. Zealand has determined that the probability of exercising the option is low and in combination with the fact that the development is significantly less advanced than the lead target, we have determined that the options do not represent a material right. Accounting for the Sanofi License Agreement In 2003, Zealand entered into a license agreement with Sanofi (the Sanofi License Agreement), pursuant to which Zealand granted Sanofi exclusive rights to its patents, know-how and other intellectual property relating to lixisenatide, for all fields. Pursuant to the Sanofi License Agree- 73 Zealand Pharma  ∞  Annual Report 2020

Zealand Pharma • Annual Report 2020 74

Notes.

Note 2 – Revenue (continued)

ment, which has been amended over the years, Sanofi assumed responsibility for the further development, manufacturing and marketing of lixisenatide, and we cannot research or develop lixisenatide while the Sanofi License Agreement remains in effect.

Under the Sanofi License Agreement, Zealand were eligible to receive remaining milestone payments relating to commercialized products of up to USD 100 million, contingent on the achievement of certain sales levels, as well as royalties on global sales of such products. Royalties correspond to tiered, low-double-digit percentages of Sanofi's global net sales of lixisenatide (branded as AdlyxinR in the U.S. and as LyxumiaR in the EU and in other countries) plus a 10% royalty on global net sales of a combination of lixisenatide and insulin glargine 100 units/ml (LantusR) marketed under the brand name SoliquaR 100/33 in the U.S. and as SuliquaR in the EU. In 2016, Sanofi challenged the validity of certain patents owned by a competitor, AstraZeneca (and its affiliates), in both administrative and court proceedings in the U.S. and in certain other countries, and AstraZeneca brought counterclaims in the U.S. proceedings asserting that products containing lixisenatide infringe its patents. Sanofi and AstraZeneca subsequently agreed to settle all claims and counterclaims between them in various proceedings relating to lixisenatide.

Our financial obligations related to this now-resolved intellectual property dispute could reduce our net revenue from the original commercial milestone payments from Sanofi relating to Soliqua R 100/33/SuliquaR. The amount and timing of any such reductions of future revenue are not currently known, but they will not exceed USD 15 million in total.

Zealand pays Alkermes plc 13% of all payments received on lixisenatide while lixisenatide is subject to a commercialization agreement such as the Sanofi License Agreement. Zealand also pay one of the inventors of the Structure Induced Probe (SIP) technology employed in lixisensatide a 0.5% royalty on amounts received in connection with drug candidates that, like lixisenatide, are produced using the SIP technology.

Milestone payments have been recognized as revenue when the relevant milestones are achieved.

All future royalties and all but up to USD 15 million of future milestone payments relating to the Sanofi License Agreement were sold to Royalty Pharma in September 2018. Refer to note 7.

Accounting for the Boehringer Ingelheim License Agreements

In 2011, Zealand entered into a license, research and development collaboration agreement with Boehringer Ingelheim International GmbH (BI) to advance novel GLP-1/glucagon dual-acting peptide receptor agonists (GGDAs) for the treatment of patients with type 2 diabetes and obesity. Under the terms of the 2011 BI License Agreement, BI paid a fixed amount per full-time employee and other costs related to all research, development and commercialization in respect of the compounds covered by the agreement.

Zealand is eligible to receive license and milestone payments of up to EUR 386 million, of which EUR 345 million was outstanding at December 31, 2020, related to the achievement of pre-specified development, regulatory and commercial milestones for the lead product. We are also eligible to receive tiered royalties ranging from high single-digit to low double-digit percentages on BI's sales of all products stemming from this collaboration. In addition, we retain copromotion rights in Scandinavia.

In 2014, Zealand entered into a second global license, research and development collaboration agreement with BI (the 2014 BI License Agreement). This agreement pertained to a collaboration on a specific therapeutic peptide project from our portfolio of preclinical programs for a period of up to four and a half years, with the aim of developing novel drugs to improve the treatment of patients with cardiometabolic diseases. In 2015, BI selected a novel peptide therapeutic to be advanced into preclinical development under this agreement.

No product candidates out licensed to BI are currently marketed, and accordingly we have not received any royalty payments to date under our licensing agreements with BI.

Milestone payments are recognized as revenue when the relevant milestones are achieved.

Accounting for other license agreements

In 2019, Zealand recognized revenue related to a Material Transfer Agreement with an undisclosed counterpart. The revenue related to a license option has been recognized in the period in which the services were rendered.

In 2018, Zealand entered into a material transfer agreement with an undisclosed counterpart. A milestone payment was recognized as revenue, when the relevant milestone was achieved. Such Material Transfer agreement related to the delivery of an existing material to the undisclosed third party. No remaining performance obligations exist related to such agreement.

Milestone payments are recognized as revenue when the relevant milestones are achieved.

Zealand Pharma • Annual Report 2020 75

Notes.

Note 3 – Royalty expenses

Accounting policies

Royalty expenses comprise contractual amounts payable to third parties that are derived from the milestone payments and royalty income earned from the corresponding collaboration agreements.

We have agreed to pay some of our revenue in deferred payments or royalties to third parties. At the time of the dissolution of a former joint venture with Elan Corporation, plc (Elan) and certain of its subsidiaries that were party to the joint venture agreement with us, we agreed to pay royalties to Elan – now Alkermes plc, as successor in interest to a termination agreement between us and the Elan entities – including 13% of future payments we receive in respect of lixisenatide under the Sanofi License Agreement.

In addition, we have agreed to pay a royalty of 0.5% of the total amounts we receive in connection with our SIP-modified peptides, including lixisenatide, to one of the inventors of our SIP technology, who is one of our employees. The royalty to be paid to this inventor is calculated on the basis of all the amounts we receive, including license payments, milestone payments and sales. In 2019, the royalty expenses relate to mentioned inventor.

In 2018, the royalty expenses related to royalties from sales of Lyxumia® and Soliqua® 100/33 and milestone payments received from Sanofi. The arrangement was settled in 2018 as part of transferring the right to future royalty and milestone payments under the Sanofi agreement.

Note 4 – Research, development, sales, marketing and administrative expenses

Accounting policies

Research expenses comprise salaries, share-based compensation, contributions to pension schemes and other expenses, including patent expenses, as well as depreciation and amortization directly attributable to the Group's research activities. Research expenses are recognized in the income statement as incurred.

Development expenses comprise salaries, share-based compensation, contributions to pension schemes and other expenses, including depreciation and amortization, directly attributable to the Group's development activities. Development expenses are recognized in the income statement as incurred, except where the capitalization criteria is met.

No indirect costs that are not directly attributable to research and development activities are included in the disclosure of research and development expenses recognized in the income statement. Overhead expenses have been allocated to research and development or administrative expenses based on the number of employees in each department, determined according to the respective employees' associated undertakings.

Judgment applied related to research and development expenses

A development project involves a single product candidate undergoing a large number of tests to demonstrate its safety profile and its effect on human beings, prior to obtaining the necessary final approval for the product from the appropriate authorities. The future economic benefits associated with the individual development projects are dependent on obtaining such approval. Considering the significant risk and duration of the development period for biological products, Management has concluded that whether the intangible asset will generate probable future economic benefits cannot be estimated with sufficient certainty until the project has been finalized and the necessary final regulatory approval of the product has been obtained. Accordingly, Zealand has not recognized such assets at this time, and all research and development expenses are therefore recognized in the income statement when incurred.

Capitalization of development costs assumes that, in the Group's opinion, the development of the technology or the product has been completed, all necessary public registrations and marketing approvals have been received, and expenses can be reliably measured. Furthermore, it must be established that the technology or the product can be commercialized and that the future income from the product can cover not only the production, selling and administrative expenses but also development expenses. Zealand has not capitalized any development expenses in 2020, 2019 or 2018.

Zealand Pharma • Annual Report 2020 76

Notes.

Note 4 – Research, development, sales, marketing and administrative expenses (continued)

DKK thousand	2020	2019	2018
Staff costs (note 6)	-204,210	-178,089	-153,601
Depreciation and impairment losses, property, plant and equipment and right-of-use assets (note 14,15)	-17,417	-4,422	-4,423
Other external research and development costs	-382,454	-378,912	-280,195
Total research and development costs	**-604,081**	**-561,423**	**-438,219**

Sale and Marketing expenses

Sales and marketing expenses include expenses for sales personnel and expenses related to company premises in the US used for sales activities. Other significant expenses include product demonstration samples, trade show expenses, professional fees for our contracted customer support center and other consultants, insurance, facilities and information technology expenses. Overhead expenses have been allocated to sales and marketing expenses according to the number of employees in each department, based on the respective employees' associated undertakings.

Administrative expenses

Administrative expenses include expenses for administrative personnel, expenses related to company premises, depreciation on tangible assets and right-of-use assets, investor relations, etc. Overhead expenses have been allocated to research and development or administrative expenses according to the number of employees in each department, based on the respective employees' associated undertakings.

Note 5 – Fees to auditors appointed at the Annual General Meeting

DKK thousand	2020	2019	2018
Audit	5,941	1,847	1,661
Audit-related services and other assurance engagements	1,002	1,731	718
Tax advice	0	0	106
Other	0	12	0
Total fees	**6,943**	**3,590**	**2,485**

The fee for audit-related services and other assurance engagements and other services provided to the Group by EY godkendt Revisionspartnerselskab in 2020 consisted of Audit of Annual Report, Audit of 20-F SEC filing, including SOX 404b attestation procedures, quarterly reviews, other auditor's reports on various statements for public authorities, and other accounting advisory services. (Deloitte Statsautoriseret Revisionspartnerselskab in 2019 and 2018)

Note 6 – Information on staff and remuneration

DKK thousand	2020	2019	2018
Total staff costs can be specified as follows:			
Wages and salaries	337,295	175,104	141,661
Sharebased payment costs	30,485	14,764	17,474
Pension schemes (defined contribution plans)	16,716	13,430	11,065
Other payroll and staff-related costs	37,241	14,932	9,783
Total	**421,737**	**218,230**	**179,983**
The amount is charged as:			
Research and development expenses	204,210	178,089	153,601
Sale and marketing expenses	130,568	0	0
Administrative expenses	78,639	40,141	26,382
Cost of goods sold	3,713	0	0
Inventory	4,607	0	0
Total	**421,737**	**218,230**	**179,983**
Average number of employees	**297**	**173**	**146**

Zealand Pharma • Annual Report 2020 77

Notes.

Note 6 – Information on staff and remuneration (continued)

DKK thousand	2020 Base board fee	2020 Committee fees	2020 Total fees	2019 Base board fee	2019 Committee fees	2019 Total fees	2018 Base board fee	2018 Committee fees	2018 Total fees
Remuneration to the Board of Directors									
Martin Nicklasson	750	100	850	750	100	850	650	100	750
Kirsten Drejer[1]	500	0	500	467	0	467	200	0	200
Alain Munoz	400	50	450	400	50	450	300	50	350
Michael Owen	400	50	450	400	50	450	300	50	350
Bernadette Mary Connaughton	400	33	433	267	0	267	0	0	0
Jeffrey Berkowitz	400	50	450	267	33	300	0	0	0
Leonard Kruimer	400	150	550	267	100	367	0	0	0
Jens Peter Stenvang[2]	400	0	400	400	0	400	300	0	300
Gertrud Koefoed Rasmussen[2]	267	0	267	0	0	0	0	0	0
Frederik Barfoed Beck[2]	267	0	267	0	0	0	0	0	0
Iben Louise Gjelstrup[2]	267	0	267	0	0	0	0	0	0
Hanne Heidenheim Bak[5]	133	0	133	400	0	400	300	0	300
Rosemary Crane[4]	0	0	0	133	17	150	333	50	383
Catherine Moukheibir[4]	0	0	0	133	50	183	300	150	450
Helle Haxgart[2, 3]	0	0	0	0	0	0	100	0	100
Total	**4,584**	**433**	**5,017**	**3,884**	**400**	**4,284**	**2,783**	**400**	**3,183**

1 Kirsten Drejer was appointed vice chairman at the General Meeting on April 4 in 2019.

2 Employee-elected board members; the table only includes remuneration for board work.

3 This board member resigned from the Board in 2018.

4 These board members resigned from the Board in 2019.

5 These board members resigned from the Board in 2020.

The disclosed remuneration for board members excludes minor mandatory social security costs paid by the company.
It also excludes reimbursed expenses incurred in connection with board meetings, such as travel and accomodation.

Zealand Pharma • Annual Report 2020 78

Notes.

Note 6 – Information on staff and remuneration (continued)

DKK thousand	Base salary	Bonus	Pension contribution	Other short term benefits	Sharebased compensation expenses	Total
2020						
Remuneration to the Executive Management						
Emmanuel Dulac[1]	4,950	3,267	990	699	2,534	12,440
Adam Sinding Steensberg[2]	2,967	1,266	593	282	2,281	7,389
Matthew Donald Dallas[3]	2,721	1,191	36	15	1,707	5,670
Total	**10,638**	**5,724**	**1,619**	**996**	**6,522**	**25,499**
Total Other Coporate Management[5]	**6,386**	**2,739**	**313**	**286**	**3,423**	**13,147**
Total	**17,024**	**8,463**	**1,932**	**1,282**	**9,945**	**38,646**
2019						
Remuneration to the Executive Management						
Emmanuel Dulac[1]	3,100	9,072	620	855	832	14,479
Adam Sinding Steensberg[2]	2,807	1,032	505	269	2,304	6,917
Matthew Donald Dallas[3]	588	534	0	5	82	1,209
Britt Meelby Jensen[4]	1,745	419	175	60	0	2,399
Mats Blom[4]	655	248	66	61	1,677	2,707
Total	**8,895**	**11,305**	**1,366**	**1,250**	**4,895**	**27,711**
Total other Corporate Management[5]	**6,559**	**2,580**	**389**	**46**	**1,972**	**11,546**
Total	**15,454**	**13,885**	**1,755**	**1,296**	**6,867**	**39,257**
2018						
Remuneration to the Executive Management						
Britt Meelby Jensen	4,189	2,513	419	320	0	7,441
Mats Blom	2,621	1,031	262	273	1,888	6,075
Total	**6,810**	**3,544**	**681**	**593**	**1,888**	**13,516**
Total Other Coporate Management[5]	**6,689**	**2,653**	**604**	**1,035**	**4,471**	**15,452**
Total	**13,499**	**6,197**	**1,285**	**1,628**	**6,359**	**28,968**

1 Emmanuel Dulac was appointed as CEO at April 25, 2019.
2 Former Interim CEO Adam Sinding Steensberg was appointed EVP, R&D and CMO at April 25, 2019.
3 Matthew Donald Dallas was appointed CFO at October 10, 2019.
4 Former CEO Britt Meelby Jensen and former CFO Mats Blom resigned from Zealand at February 28, 2019 and March 28, 2019, respectively.
5 Other Corporate Management in 2020 comprised three members (2019: three and 2018: four.)

Accounting policies

The value of services received as consideration for granted warrants is measured at the fair value of the warrant. The fair value of equity settled share based compensation is determined at the grant date and is recognized in the income statement as employee benefit expense over the period in which the warrants vest. The offsetting entry to this is recognized under equity. An estimate is made of the number of warrants expected to vest. Subsequently, an adjustment is made for changes in the estimate of the number of warrants, which will vest, so the total expense is equal to fair value of the actual number of warrants which vest. The fair value of warrants granted is estimated using the Black–Scholes pricing model and Monte Carlo model in programs with value caps whereas the average share price prior to grant is used for RSU and PSUs

Zealand Pharma • Annual Report 2020 79

Notes.

Note 6 – Information on staff and remuneration (continued)

Warrant programs existing during the period	The employee incentive programs of 2020	2015	2010
Maximum years of options granted	10 years	5 years	5 years
Method of settlement		equity-settled	
2020			
Outstanding at the beginning of the period	0	1,647,788	42,359
Granted during the period	63,217	631,288	0
Forfeited during the period	0	-53,747	0
Exercised during the period	0	-276,409	-42,359
Expired during the period	0	-40,000	0
Outstanding at the end of the period	**63,217**	**1,908,920**	**0**
Exercisable at the end of the period	0	301,529	0
Warrants outstanding at the end of the period			
Range of exercise prices	216.8	90.0-224.4	101.2-127.1
Weighted-average remaining contractual life	9.5	4.9	0
Number held by Executive Management	0	373,409	0
2019			
Outstanding at the beginning of the period	0	1,635,000	218,359
Granted during the period	0	641,029	0
Forfeited during the period	0	-314,266	0
Exercised during the period	0	-313,975	-176,000
Expired during the period	0	0	0
Outstanding at the end of the period	**0**	**1,647,788**	**42,359**
Exercisable at the end of the period	0	300,725	42,359
Warrants outstanding at the end of the period			
Range of exercise prices	0	90.0-142.5	101.2-127.1
Weighted-average remaining contractual life	0	2.3	0.3
Number held by Executive Management	0	372,171	0

Warrants exercised during the period	2020	2019
Weighted-average share price at the date of exercise	234.7	160.7
Weighted-average exercise price for expired during the period	101.2	0
Weighted-average exercise price for forfeited during the period	169.2	125.4
Weighted-average exercise price for outstanding at period end	158.5	124.5

Determination of fair value of the warrants granted during the period

The exercise price is determined by the closing price of Zealand's shares on Nasdaq Copenhagen on the day prior to the grant date. For warrants granted before April 19, 2018, the exercise price is determined by the closing price of Zealand's shares on Nasdaq Copenhagen on the day prior to the grant date plus 10%.

Warrants granted prior to April 15, 2020 expire automatically after five years. Warrants vest either after 3 years of service, with 1/36 each month from the grant date, or with 1/3 after one year, 1/3 after two years and 1/3 after three years. The service cost is recognized over the respective vesting periods. Warrants granted from April 15, 2020 and going forward expires automatically after 10 years.

Warrants may be exercised four times a year during a four-week period starting from the date of the publication of Zealand's Annual Report or interim reports. Dividend is not expected.

For warrants granted before January 1, 2019, the volatility rate used is based on the 5-year historical volatility of the Zealand share price. For warrants granted after January 1, 2019, the volatility rate used is based on a historical volatility of the Zealand share price calculated as the vesting period of 3 years plus 50% of the exercise period (2020: 7 years, 2019: 2 years).

Zealand Pharma • Annual Report 2020 80

Notes.

Note 6 – Information on staff and remuneration (continued)

The fair value of the warrants compensation granted in 2020 was determined using the Black-Scholes and Monte Carlo model using the following inputs as at day of grant and using average fair market value for RSUs and PSUs:

Grant year	2020	2020	2019	2019	2018
Type	RSUs	Warrants	PSU	Warrants	Warrants
Term	36 months	Up to 78 months	36 months	Up to 48 months	Up to 36 months
Weighted average share price (DKK)	185.9 to 220.5	216.8 to 224.4	127.3	127.0 to 220.0	90.0 to 100.8
Exercise price (DKK)	0	224.1	0	127.0 to 220.0	90.0 to 100.8
Volatility (%)	N/A	44.68 to 46.45	N/A	41.9 to 43.5	42.5 to 42.6
Risk-free interest rate (%)	N/A	-0.31 to -0.41	N/A	-0.45 to -0.63	-0.03 to 0.05
Exercise period to-from	N/A	Apr'21 to Apr'30	N/A	Jun'20 to Dec'24	May 21 to Oct'23
No granted	21,602	631,288	22,915	641,029	655,500
Cost price (DKK)	216.8 to 224.4	48.4 to 95.4	138.6	41.9 to 69.5	32.8 to 37.0

Expense arising from share-based payment transactions

	2020	2019	2018
Research and development expenses	14,005	12,191	13,919
Sale and Marketing expenses	6,045	0	0
Administrative expenses	10,435	2,573	3,555
Total	**30,485**	**14,764**	**17,474**

Effect on income statement

In 2020, the fair value of Warrants, RSU and PSUs recognized in the income statement amounts to DKK 30.5 million in total of which DKK 0.9 million relate to PSUs and DKK 1.1 million relate to RSUs (2019: DKK 14.8 million and 2018: DKK 17.5 million). DKK 6.5 million relate to the Executive Management (2019: DKK 3.2 million and 2018: DKK 1.9 million) is recognized in the income statement..

Fair value RSUs

The number of restricted share units granted in 2020 totals 27,466, of which 21,602 is granted on April 15, 2020 and 5,864 granted on September 14, 2020. For the 21,602 granted on April 15, 2020, the value is determined based on the simple average of the closing price of the Company's share on Nasdaq Copenhagen A/S for a period of five trading days following the publication of the annual report of the Company for 2019. For the 5,864 granted on September 14, 2020, the value is determined based on the simple average of the closing price of the Company's share on Nasdaq Copenhagen A/S for a period of five trading days prior to the grant date.

The programs granted in 2020 are initially valued at DKK 6.1 million.

Fair value PSUs

The number of performance share units granted is 22,915 determined based on the average share price of the shares of the Company for the three-day trading period following the latest open trading window preceding the allotment.

The program is initially valued at DKK 3.2 million.

Employee warrant programs

In order to motivate and retain key employees and encourage the achievement of common goals for employees, Management and shareholders, the Group has established an incentive plan based on warrant programs. Incentive programs have been offered in 2005, 2007 and in the 2009-2020 period.

The warrants are granted in accordance with the authorizations given to the Board of Directors by the shareholders. The Board of Directors has fixed the terms of and size of the grants, taking into account authorizations from the shareholders, the Group's guidelines for incentive pay, an assessment of expectations of the recipient's work efforts and contribution to the Group's growth, as well as the need to motivate and retain the recipient. Grant takes place on the date of establishment of the program. Exercise of warrants is by default subject to continuing employment with the Group. The warrants granted are subject to the provisions of the Danish Public Companies Act regarding termination of employees prior to their exercise of warrants in the case of recipients covered by the Act.

2010 employee incentive program

This program was established in 2010 for Zealand's Board of Directors, Executive Management, employees and consultants.

Zealand Pharma • Annual Report 2020 81

Notes.

Note 6 – Information on staff and remuneration (continued)

The Board of Directors was authorized to issue up to 2,750,000 warrants in the period until November 2, 2015. The program has expired and a total of 2,355,495 warrants have been granted. As of December 31, 2020, 1,798,168 warrants have been exercised, The total proceeds amount to DKK 150.2 million (2019: DKK 145.1 million and 2018: DKK 127.4 million). As of December 31, 2020, zero warrants can still be exercised.

2015 employee incentive program

This program was established in 2015 for Zealand's Executive Management and employees.

The Board of Directors was authorized to issue up to 2,750,000 warrants in the period until April, 2020. As of December 31, 2020, 3,419,883 warrants have been granted, 2,032,218 warrants have been exercised, 40,000 have expired and 873,079 warrants have forfeited. The program has expired and no further warrants can be granted. The total proceeds amount to DKK 72.1 million (2019: DKK 35.5 million and 2018: DKK 0.8 million). As of December 31, 2019, 1,908,920 warrants can still be exercised.

2020 employee incentive program

This program was established in 2020 for Zealand's Executive Management and employees.

The Board of Directors was authorized to issue up to 821,544 warrants in the period until April, 2021. As of December 31, 2020, 63,217 warrants have been granted, This means that the remaining number of warrants that can be granted is 758,327. The total proceeds amount to DKK 0.0 million (2019: DKK 0.0 million and 2018: DKK 0.0 million). As of December 31, 2020, zero warrants can be exercised.

2019 long-term incentive program (LTIP) for Corporate Management

This program was established in 2019 for Zealand's Corporate Management.

Under the LTIP, the Executive Management and Other Corporate Management are eligible to receive a number of performance share units ("PSUs") at no cost, as determined by the Board of Directors. Thereafter, PSUs are expected to be granted annually (together with any share-based long-term incentive program, up to a maximum of 10% of Zealand's share capital). The targets for the first PSUs granted on June 13, 2019 under the LTIP are related to Zealand's filing of a submission for a New Drug Approval ("NDA") to the Food and Drug Administration ("FDA") in the United States and Zealand's receipt of an approval letter from the FDA for this NDA application.

The PSUs will vest over a three-year period. The PSUs that have not vested will lapse without any compensation. Each vested PSU entitles the holder to receive one share in Zealand at no cost provided that the targets are met.

No of PSUs	2020	2019
Number of shares		
At January 1	19,765	0
Granted during the year	0	22,915
Vested during the year	0	0
Forfeited during the year	0	-3,150
At December 31	**19,765**	**19,765**

No of RSUs	2020	2019
Number of shares		
At January 1	0	0
Granted during the year	27,466	0
Vested during the year	0	0
Forfeited during the year	0	0
At December 31	**27,466**	**0**

Note 7 – Other operating items, net

Accounting policies

Other operating items comprises gains from sale of intangible assets, research funding from business partners and government grants. A gain from disposal of intangible assets is recognized when control over the asset is transferred to the buyer. The gain is determined as the disposal proceeds less the carrying amount, if any, and disposal costs.

Research funding is recognized in the period when the research activities have been performed and government grants are recognized periodically when the work supported by the grant has been reported.

Bargain purchase are recognized when the purchase price allocation is finalized.Government grants are recognized when a final and firm right to the grant has been obtained. Government grants are included in Other operating income, as the grants are considered to be cost refunds.

Zealand Pharma • Annual Report 2020 82

Notes.

Note 7 – Other operating items, net (continued)

DKK thousand	2020	2019	2018
Government grants	602	444	630
Gain from Bargain Purchase, cf, note 29	36,395	0	0
Gross proceeds from sale of future royalties and milestones	0	0	1,310,237
Royalty expenses regarding the above sale of future royalties and milestones	0	0	-176,882
Fee, advisors regarding the above sale of future royalties and milestones	0	0	-34,459
Total other operating income	**36,997**	**444**	**1,099,526**

Zealand entered in September 2018 into an agreement to sell future royalties and USD 85.0 million of potential commercial milestones for Soliqua® 100/33/ Suliqua® and Lyxumia®/ Adlyxin® to Royalty Pharma. Under the agreement, all rights and obligations under the Sanofi Licensing agreement apart from potential payments from Sanofi of up to USD 15.0 million, expected in 2021 and 2022 have been transferred to the buyer. Zealand had in 2018 received USD 205.0 million (DKK 1,310.2 million) upon closing of the transaction on September 17, 2018. In 2018, royalty expenses to third parties amounted to 13.5% or DKK 176.9 million and fees to advisors amounted to DKK 34.5 million. The Sanofi license agreement was classified as an intangible asset upon adoption of IFRS 15, and the agreement with Royalty Pharma was treated as a sale of this license. The payment to the third parties was considered additional cost price for a license forming part of the rights under the Sanofi agreement and therefore forming part of the gain.

As part of the license agreements with Boehringer Ingelheim ('BI'), BI is responsible for conducting preclinical and clinical development, as well as for commercializing the products stemming from the agreement and funding all activities under the agreement.

In addition, Zealand received government grants in 2020, 2019 and 2018.

A gain from the Bargain purchase of DKK 36 million is recognized as part of the acquistion explained in note 29.

Note 8 – Financial income

Accounting policies

Financial income includes interest from trade receivables, as well as realized and unrealized exchange rate adjustments, fair value adjustments of other investments and marketable securities and dividends from marketable securities.

Interest income is recognized in the income statement in accordance with the effective interest rate method.

DKK thousand	2020	2019	2018
Interest income from financial assets measured at amortized costs	895	5,413	4,263
Fair value adjustments of other investments and marketable securities, cf. note 21	936	2,846	0
Exchange rate adjustments	0	5,518	4,705
Dividend, Marketable securities	191	878	1,020
Total financial income	**2,022**	**14,655**	**9,988**

Note 9 – Financial expenses

Accounting policies

Financial expenses include interest expenses, as well as realized and unrealized exchange rate adjustments, interest on lease obligations and fair value adjustments of securities. In addition, expenses related to the royalty bond until settlement in September 2018 were amortized over the expected duration of the bond and recognized as financial expenses until it was settled in September 2018.

Interest expense is recognized in the income statement in accordance with the effective interest rate method.

DKK thousand	2020	2019	2018
Interest expenses from liabilities at amortized costs	2,895	3,205	15,080
Amortization of financing costs	0	0	18,347
Fair value adjustments of marketable securities, cf. note 21	2,103	0	1,389
Loss on sale of marketable securities, cf. note 21	0	0	881
Other financial expenses	4,829	185	1,625
Exchange rate adjustments	39,487	0	0
Total financial expenses	**49,314**	**3,390**	**37,322**

Notes Note 10 – Income tax   Accounting policies Income tax on results for the year, which comprises current tax and changes in deferred tax, is recognized in the income statement, whereas the portion attributable to entries in equity is recognized directly in equity. Current tax liabilities and current tax receivables are recognized in the statement of financial position as tax calculated on the taxable income for the year adjusted for tax on previous years’ taxable income and taxes paid on account/prepaid. Deferred tax is measured according to the statement of financial position liability method in respect of temporary differences between the carrying amount and the tax base of assets and liabilities. Deferred tax liabilities are generally recognized for all taxable temporary differences, and de- ferred tax assets are recognized to the extent that it is probable that taxable profits will be avail- able against which deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit. In addition, deferred tax liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill. Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries except where the Group is able to control the reversal of the temporary differ- ence and it is probable that the temporary difference will not be reversed in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interest are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to be reversed in the foreseeable future. The carrying amount of deferred tax assets is reviewed at each statement of financial position date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered. In case of ongoing tax disputes a provisions for are included as part of deferred tax assets, tax receivables and tax payables. This judgment is made on an ongoing basis and is based on recent historical losses carrying more weight than factors such as budgets and business plans for the coming years, including planned commercial initiatives. The creation and development of therapeutic products within the biotechnology and pharmaceutical industry is subject to considerable risks and uncertain- ties. Zealand has so far reported significant losses and, consequently, has unused tax losses. Management has concluded that deferred tax assets should not be recognized at December 31, 2020. (None recognized in 2019.) Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities, they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis. Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realized, based on tax laws and rates that have been enacted or substantively enacted at the statement of financial position date.Deferred tax from business combinations is initially recognized at fair value. Income tax receivables are recognized in accordance with the Danish tax credit scheme (Skat- tekreditordningen). Companies covered by the tax credit scheme may obtain payment of the tax base of losses originating from research and development expenses of up to DKK 25 million (tax value of DKK 5.5 million). Under Danish tax legislation, Zealand is eligible to receive DKK 5.5 million in 2020 (DKK 5.5 million in 2019 and DKK 0.0 million 2018) in cash relating to the surrendered tax loss of DKK 183 million (DKK 108 million in 2019 and DKK 0 million for 2018) based on qualifying research and development expenses. These tax receipts comprise the entire current tax benefit in 2020 and 2019, respectively. The income from sale of future royalties and milestones in 2018 resulted in a positive net re- sult, meaning that Zealand was not in 2018 eligible for similar tax income based on qualifying research and development expenses, but was able to utilize a portion of the unrecognized deferred tax asset When considering tax and duties disputes, Management applies significant estimates of the likely outcome based on the knowledge available of the actual substance of the disputes, including opinions and estimates by external tax experts and case law, if available. The resolution of disputes may take several years, and the outcome is subject to considerable uncertainty. 83 Zealand Pharma  ∞  Annual Report 2020 Con Fin – Note 10

Zealand Pharma • Annual Report 2020 84

Notes.

Note 10 – Income tax (continued)

DKK thousand	2020	2019	2018
Net result for the year before tax	-839,653	-576,677	625,051
Corporate tax rate in Denmark	22.0%	22.0%	22.0%
Expected tax benefit/(expenses)	184,724	126,869	-137,511
Adjustment for foreign tax rates	-769	0	0
Adjustment for non-deductible expenses	1,927	-947	-65
Adjustment for non-taxable income	-6,844	964	0
Adjustment for exercised warrants	11,522	-1,653	-2,228
Adjustment for R&D extra deduction	-8,811	1,676	1,427
Tax effect on exercise of warrants	-5,592	6,092	8
Tax effect on expired warrants	-118	175	151
Warrant - share price development	-3,425	4,050	0
Adjustment to prior year	931	0	0
Change in tax assets (not recognized)	-180,621	-132,090	94,445
Total income tax expense/benefit	**-7,076**	**5,136**	**-43,773**

DKK thousand	2020	2019	2018
Specification of deferred tax assets:			
Tax losses carried forward (available indefinitely)	1,281,505	681,531	580,937
Research and development expenses	732,389	460,007	136,755
Intangible assets	40,373	35,849	35,849
Non-current assets	66,419	51,677	50,308
Liabilities	188,787	139,890	0
Other	58,483	70,306	79,986
Total temporary differences	**2,365,956**	**1,439,260**	**883,835**
Calculated potential deferred tax asset at local tax rate	514,239	316,637	194,444
Deferred tax asset not expected to be utilized	-505,869	-316,637	-194,444
Recognized deferred tax asset	**8,370**	**0**	**0**

Note 11 – Basic and diluted earnings per share

Accounting policies

Basic result per share

Basic result per share is calculated as the net result for the period that is allocated to the parent company's ordinary shares, divided by the weighted average number of ordinary shares outstanding. This includes the treasury shares held by the company.

Diluted result per share

Diluted result per share is calculated as the net result for the period that is allocated to the parent company's ordinary shares, divided by the weighted average number of ordinary shares outstanding and adjusted by the dilutive effect of potential ordinary shares.

The result and weighted average number of ordinary shares used in the calculation of basic and diluted result per share are as follows:

DKK thousand	2020	2019	2018
Net result for the year	-846,729	-571,541	581,278
Net result used in the calculation of basic and diluted earnings/losses per share	-846,729	-571,541	581,278
Weighted average number of ordinary shares	38,433,923	33,866,709	30,754,948
Weighted average number of treasury shares	-64,223	-64,223	-64,223
Weighted average number of ordinary shares used in the calculation of basic earnings per share	**38,369,700**	**33,802,486**	**30,690,725**
Weighted average number of ordinary shares used in the calculation of diluted earnings per share	**38,369,700**	**33,802,486**	**30,696,404**
Basic earnings/loss per share (DKK)	**-22.07**	**-16.91**	**18.94**
Diluted earnings/loss per share (DKK)	**-22.07**	**-16.91**	**18.94**

Zealand Pharma • Annual Report 2020 85

Notes.

Note 11 – Basic and diluted earnings per share (continued)

The following potential ordinary shares are anti-dilutive at December 31, 2020 (anti-dilutive at December 31, 2019 and dilutive December 31, 2018) and are therefore not included in the weighted average number of ordinary shares for the purpose of diluted earnings per share:

DKK thousand	2020	2019	2018
Outstanding warrants under the 2010 employee incentive program	0	42,359	218,359
Outstanding warrants under the 2015 employee incentive program	1,908,920	1,647,788	1,635,000
Outstanding Restricted Share Units (RSUs) under the LTIP 2019 program	27,466	0	0
Outstanding Performance Share Units (PSUs) under the LTIP 2019 program	19,765	19,765	0
Outstanding warrants under the 2020 employee incentive program	63,217	0	0
Total outstanding warrants	**2,019,368**	**1,709,912**	**1,853,359**
- out of which these are dilutive	0	0	72,000
- out of which these are anti-dilutive	2,019,368	1,709,912	1,781,359

Note 12 – Impairment

Accounting policies

Assets with indefitie usefull time are annually assesed for impairment whereas assets with definite usefull lifetime are assessed for impairment indicators.

Each year, the assets are reviewed in order to assess whether there are indications of impairment. If such indications exist, the recoverable amount, determined as the higher amount of the fair value of the asset adjusted for expected costs to sell and the value in use of the asset, is calculated. The value in use is calculated based on the estimated future cash flows, discounted by using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset or its cash-generating unit is lower than the carrying amount, an impairment charge is recognized in respect of the asset. The impairment loss is recognized in the income statement. In addition, for goodwill and other intangible assets with indefinite useful lives, impairment tests are performed at each balance sheet date, regardless of whether there are any indications of impairment. For acquisitions, the first impairment test is performed before the end of the year of acquisition.

Key assumptions in the impairment test

The impairment assessment for 2020 identified a need for impairment on the V-Go related Intellectual property of DKK 12.7 million. The impairment loss was primarily related to Management's decision to allocate resources to support future product launches while limiting the investment in the V-Go product.

No impairment indicators were identified in 2019.

Through the assessment of impairment indicators regarding the V-Go intellectual property, Management identified impairment indicators and an impairment test was performed by calculating recoverable amount of the V-Go intellectual property.

The recoverable amount was determined based on a value in use calculation using cash flow and projections for subsequent years up to and including 2030, equivalent to the expected useful life of the intangible asset. The expected future net cash flows are determined based on budgets and business plans approved by Management Board. From 2031 onwards, a perpetual cash flow decreasing by the terminal growth rate of -50% is used. The pre-tax discount rate applied to the cash flow projections was 13 %. The analysis showed a need of an impairment of DKK 12.7 million regarding the V-Go Intellectual property. The amount is recognized as sales and marketing expenses in the income statement.

Due to the full impairment of the V-Go related intellectual property, no additional sensitivity analysis is performed.

Zealand Pharma • Annual Report 2020 86

Notes.

Note 13 – Intangible assets

Accounting policies

Separately acquired licenses, rights and patents are initially measured at cost. Licenses, rights and patents acquired in connection with the purchase of a legal entity where substantially all of the fair value of the gross assets acquired is concentrated in a single asset are considered an asset acquisition and initially recognized at cost at the acquisition date. The cost accumulation model has been applied for accounting for contingent considerations, whereby all further consideration is added when incurred, to the cost of the asset initially recorded.

The acquired intangibles have a finite useful life and are subsequently carried at cost less accumulated amortizations using the straight-line method over the estimated useful life and impairment losses. The amortization periods are as follows:

- *License, rights and patents: Based on lifetime of patent etc.*
- *Intellectual property: 10 years*
- *Physician relationsship: 8 years*

Amortizations will recognized in the income statement as R&D expenses when the intangibles are available for use based on the determined useful life. Useful lifetime is assessed continuously for all new acquried assets.

If circumstances or changes in Zealand's operations indicate that the carrying amount of the intangibles may not be recoverable, Management will review the intangibles for impairment. Refer to note 12.

At December 31, 2020, licenses, rights and patents comprise a right that will be included in a future development project originating from the acquisition of Encycle Therapeutics in October 2019 and the intangible assets arising from the acquisition of Valertias activities.

The right has been measured based on the overall cost of the transaction less the fair value of the cash balance and trade payables also acquired. The fair value of the contingent considerations related to Encycle Therapeutics was assessed to be zero as per the acquisition date due to Zealand applying the cost accumulation model for accounting for contingent considerations, whereby all further consideration is added when incurred, to the cost of the asset initially recorded.

Physician relationships and IP rights acquired through business combinations are measured at fair value at the acquisition date and amortized on a systematic basis over their useful life 8 and 10 years respectively (unless the asset has an indefinite useful life, in which case it is not amortized).

DKK thousand	Licenses rights and patents	Intellectual property	Physician relationship
Cost at January 1, 2020	2,480	0	0
Additions due to business combinations, cf. note 29	0	13,692	68,459
Additions	0	0	0
Currency translation	50	0	-7,883
Cost at December 31, 2020	**2,530**	**13,692**	**60,576**
Amortization at January 1, 2020	0	0	0
Amortization for the year	0	957	5,901
Impairment, cf. note 12	0	12,735	0
Currency translation	0	0	-280
Amortization at December 31, 2020	**0**	**13,692**	**5,621**
Carrying amount at December 31, 2020	**2,530**	**0**	**54,955**
Amortization and impairment for the financial year has been charged as:			
Research and development expenses	0	0	0
Administrative expenses	0	0	0
Sale and marketing expenses	0	13,692	5,901
Total	**0**	**13,692**	**5,901**
Cost at January 1, 2019	0	0	0
Additions	2,480	0	0
Cost at December 31, 2019	**2,480**	**0**	**0**
Amortization at January 1, 2019	0	0	0
Amortization at December 31, 2019	**0**	**0**	**0**
Carrying amount at December 31, 2019	**2,480**	**0**	**0**
Amortization for the financial year has been charged as:			
Research and development expenses	0	0	0
Sale and marketing expenses	0	0	0
Administrative expenses	0	0	0
Total	**0**	**0**	**0**

Notes Note 14 – Property, plant and equipment   Accounting policies Plant and machinery, other fixtures and fittings, tools and equipment and leasehold improve- ments are measured at cost less accumulated depreciation. Cost comprises acquisition price and costs directly related to acquisition until the time when the Group starts using the asset. Tangible assets under construction are recorded as work in progress until construction has been completed and use of asset commenced. The basis for depreciation is cost less estimated residual value at the end of the useful life. As- sets are depreciated using the straight-line method over the expected useful lives of the assets. The depreciation periods are as follows: • Buildings 5-13 years • Plant and machinery 5-10 years • Other fixtures and fittings, tools and equipment 3-5 years Gains and losses arising from disposal of plant and equipment are stated as the difference between the selling price less the costs of disposal and the carrying amount of the asset at the time of the disposal. Gains and losses are recognized in the income statement under Research and development expenses, Sale and marketing expenses and Administrative expenses. At the end of each reporting period, the Group reviews the carrying amount of property, plant and equipment as well as non-current asset investments to determine whether there is an indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated to determine the extent of the impairment loss (if any). If it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. If a reasonable and consistent basis of allocation can be identified, assets are also allocated to cash-generating units, or allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified. The recoverable amount is the higher of fair value less costs of disposal and value in use. The estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. No impairments to property. plant and equipment have been recognized for 2020, 2019 and 2018. 87 Zealand Pharma  ∞  Annual Report 2020 Con Fin – Note 14

Zealand Pharma • Annual Report 2020 88

Notes.

Note 14 – Property, plant and equipment (continued)

DKK thousand	Plant and machinery	Other fixtures and fittings	Building improvements	Assets under construction
Cost at January 1, 2020	57,153	12,501	13,773	14,001
Transfer	0	0	13,796	-13,796
Addition from business combinations	33,875	2,572	1,707	2,984
Additions	8,479	1,566	14,889	109
Retirements	-5,935	-985	-9,856	0
Currency translation	-7,674	-375	-205	-275
Cost at December 31, 2020	**85,898**	**15,279**	**34,104**	**3,023**
Accumulated depreciation at January 1, 2020	43,696	4,164	9,860	0
Transfer	0	0	0	0
Depreciation for the year	4,974	2,301	2,301	0
Retirements	-4,304	-985	-9,804	0
Currency translation	-379	1,462	-22	0
Accumulated depreciation at December 31, 2020	**43,987**	**6,942**	**2,335**	**0**
Carrying amount at December 31, 2020	**41,911**	**8,337**	**31,769**	**3,023**
Depreciation for the financial year has been charged as:				
Research and development expenses	-4,128	-1,378	-1,910	0
Administrative expenses	-846	-282	-391	0
Sale and marketing expenses	0	-640	0	0
Total	**-4,974**	**-2,301**	**-2,301**	**0**

DKK thousand	Plant and machinery	Other fixtures and fittings	Building improvements	Assets under construction
Cost at January 1, 2019	55,545	5,130	10,800	0
Transfer	0	27	-27	0
Additions	3,419	7,630	3,918	14,001
Retirements	-1,811	-286	-918	0
Cost at December 31, 2019	**57,153**	**12,501**	**13,773**	**14,001**
Accumulated depreciation at January 1, 2019	41,895	3,336	10,614	0
Transfer	0	27	-27	0
Depreciation for the year	3,483	1,085	157	0
Retirements	-1,682	-284	-884	0
Accumulated depreciation at December 31, 2019	**43,696**	**4,164**	**9,860**	**0**
Carrying amount at December 31, 2019	**13,457**	**8,337**	**3,913**	**14,001**
Depreciation for the financial year has been charged as:				
Research and development expenses	3,483	926	134	0
Administrative expenses	0	159	23	0
Sale and marketing expenses	0	0	0	0
Total	**3,483**	**1,085**	**157**	**0**

Zealand Pharma • Annual Report 2020 89

Notes.

Note 15 – Right-of-use assets and lease liabilities

Accounting policies

The Group leases an office buildings, equipment and vehicles. The rental contract for the HQ office building has been made for a minimum period of 13 years (terminable by the landlord after 15 years). Management has assessed the lease period to be 13 years. The rental contract for the US office site has been made for a minimum period of 16 years. Equipment and vehicles are leased over a period of 3-4 years with no extension option.

Contracts may contain both lease and non-lease components. The group allocates the consideration in the contract to the lease and non-lease components according to the specific pricing of the services in the agreements.

Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants other than the security interests in the leased assets that are held by the lessor.

Until the 2018 financial year, all leases were classified as operating leases, but are from January 1, 2019 recognized as a right-and-use asset and corresponding liability at the date at which the asset is available for use by Zealand. IFRS 16 determines whether a contract contains a lease on the basis of whether the customer has the right to control the use of an identified asset for a period of time in exchange for consideration. Zealand applies the definition of a lease and related guidance set out in IFRS 16 to all contracts entered into or changed on or after January 1, 2019.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:
- *fixed payments less any lease incentives receivable*
- *variable lease payment that are based on an index or a rate, initially measured using the index or rate as at the commencement date*

Lease payments to be made under reasonably certain extension options are also included in the measurement of the liability.

Short-term and low value leases are also recognized as right-of-use assets.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be readily determined, which is generally the case for leases in the Group, the Group's incremental borrowing rate is used, being the rate that the group would have to pay to borrow the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment with similar terms, security and conditions.

The Group is exposed to potential future increases in variable lease payments based on an index or rate, which are not included in the lease liability until they take effect. When adjustments to lease payments based on an index or rate take effect, the lease liability is reassessed and adjusted against the right-of-use asset.

Lease payments are allocated between principal and finance cost. The finance cost is charged to the income statement over the lease period to ensure a constant periodic rate of interest on the remaining balance of the liability for each period.

Right-of-use assets are measured at cost comprising the following:
- *the amount of the initial measurement of lease liability*
- *any lease payments made at or before the commencement date less any lease incentives received*
- *any initial direct costs and restoration costs.*

Right-of-use assets are generally depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis. If the Group is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset's useful life.

Amounts recognized in the statement of financial position

The statement of financial position shows the following amounts relating to right-of-use assets:

DKK thousand	Office Buildings	Other fixtures and fittings
As at January 1, 2020	84,148	1,484
Additions due to business combination, cf. note 29	14,299	0
Additions	42,725	581
Retirements	-6,035	-144
Reversal of depreciations	6,035	0
Depreciation expense	-12,779	-744
Currency translation	-1,572	0
As at December 31, 2020	**126,821**	**1,177**
As at January 1, 2019	7,750	2,298
Additions	84,122	280
Depreciation expense	-7,724	-1,094
As at December 31, 2019	**84,148**	**1,484**

Set out below are the carrying amounts of lease liabilities and the movements during the period.

Notes Note 15 – Right-of-use assets and lease liabilities (continued) 2020 2019 As at January 1 85,760 10,048 Additions due to business combinations, cf. note 29 14,046 0 Additions 43,151 83,521 Accretion of interest 2,763 621 Payments -14,098 -8,430 Currency translation -1,503 0 As at December 31 130,119 85,760 Current 14,072 7,692 Non-current 116,047 78,068 The following are the amounts recognised in income statement: Depreciation expense of right-of-use assets -13,524 -8,818 Interest expense on lease liabilities -2,763 621 Total amount recognised in profit and loss -16,287 -9,439 Cashflow -14,098 -8,430 Total cash outflow for leases -14,098 -8,430 Depreciation for the financial year has been charged as: Research and development expenses -10,001 -7,583 Administrative expenses -3,523 -1,235 Sale and marketing expenses 0 0 Total -13,524 -8,818 Note 16 – Inventories   Accounting policies Raw materials, work in progress and finished goods are stated at the lower of cost and net realizable value. Cost is determined on a first in, first out basis and comprises direct materials, direct labor and an appropriate proportion of variable and fixed overhead expenditure, the latter being allocated on the basis of normal operating capacity. Costs of purchased inventory are determined after deducting rebates and discounts. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimat- ed costs necessary to make the sale. Inventory manufactured prior to regulatory approval (prelaunch inventory) is capitalised but immediately provided for, until there is a high probability of regulatory approval for the product. A write-down is made against inventory, and the cost is recognised in the income statement as research and development costs. Once there is a high probability of regulatory approval being obtained, the write-down is reversed, up to no more than the original cost. We review our inventory for excess or obsolescence and write down inventory that has no alternative uses to its net realizable. Economic conditions, customer demand and changes in purchasing and distribution can affect the carrying value of inventory. As circumstances war- rant, we record provisions for potentially obsolete or slow moving inventory and lower of cost or net realizable value inventory adjustments. In some instances, these adjustments can have a material effect on the financial results of an annual or interim period. In order to determine such adjustments, we evaluate the age, inventory turns, future sales forecasts and the estimated fair value of inventory. Inventories comprise: DKK thousand 2020 2019 Raw materials 14,398 0 Work in process 13,723 0 Finished goods 36,919 0 Total 65,040 0 Direct costs 48,224 0 Indirect production costs 16,816 0 90 Zealand Pharma  ∞  Annual Report 2020 Con Fin – Note 16

Zealand Pharma • Annual Report 2020 91

Notes.

Note 16 – Inventories (continued)

Write downs recognized on inventories were reflected in the cost of goods sold. They were comprised as follows:

DKK thousand	2020	2019
Accumulated write downs, January 1	0	0
Addition from business combination, cf. note 29	-11,294	0
Write downs in the reporting period	486	0
Reversals or utilization of write downs	3,860	0
Exchange differences	0	0
Accumulated write downs, December 31	**-6,948**	**0**

DKK 90.6 million is recognized as cost of goods sold during 2020.

Note 17 – Other investments

Accounting policies

Other investments are measured on initial recognition at cost, and subsequently at fair value. Changes in fair value are recognized in the income statement under financial items. •

The Group's other investments consist of a USD 5.4 million (2019: USD 5.3 million) investment in Beta Bionics, Inc., the developer of iLet™, a fully integrated dual-hormone pump (bionic pancreas) for autonomous diabetes care. The investment in Beta Bionics, Inc. is recorded at fair value through profit and loss. This investment represents 1.6% (2019:1.6%) ownership of Beta Bionics, Inc., and is recorded at a fair value of DKK 32.3 million as of December 31, 2020 (DKK 35.6 million as of December 31, 2019).

In determining fair value, Zealand considered the impact of any recent share capital issuances by Beta Bionics as an indicator of the fair value of the shares. In particular, Beta Bionics undertook a capital offering in June 2019 and subsequent infliction points was used as the basis for determining fair value. Measurement is considered a level 3 measurement.

A fair value adjustment of DKK 0.1 million and currency conversion impact of DKK -3.3 million, respectively, have been recognized in financial income in 2020 (2019: DKK 2.2 million and DKK 0.8 million respectively).

Note 18 – Trade receivables

Accounting policies

On initial recognition, receivables are measured at fair value. The Group holds the trade receivables with the objective to collect the contractual cash flows and therefore measures them subsequently at amortized cost.

Trade receivables are written down for expected credit losses. The Group applies the simplified approach in IFRS 9 to measuring expected credit losses which uses a lifetime expected loss allowance for trade receivables and contract assets. A write-down is recognized in sales and marketing expenses.

There are no material overdue receivables and the write-down for expected credit losses is not material.

At December 31, 2020 and 2019, Zealand had no trade receivables related to milestone payments.

Note 19 – Prepaid expenses

Accounting policies

Prepaid expenses comprise amounts paid in respect of goods or services to be received in subsequent financial periods. Clinical trials, which are outsourced to Clinical Research Organizations ("CROs"), take several years to complete. As such, Management is required to make estimates based on the progress and costs incurred to-date for the ongoing trials. Judgements are made in determining the amount of costs to be expensed during the period, or recognized as prepayments or accruals on the statement of financial position.

Other receivables are measured at amortized cost less impairment. Prepayments include expenditures related to future financial periods and are measured at nominal value •

The increase by DKK 17.5 million from 2019 (DKK 30.8 million) to 2020 (DKK 48.3 million) is primarily related to an increase in prepaid insurance, taken as a result of higher insurance costs because of the increased premiums required for Director & Officer insurance.

Zealand Pharma • Annual Report 2020 92

Notes.

Note 20 – Other receivables

Accounting policies

Other receivables are measured on initial recognition at cost and subsequently at amortized cost.

DKK thousand	2020	2019
VAT	3,887	5,437
Other	6,055	2,498
Total other receivables	**9,942**	**7,935**

Note 21 – Marketable securities

Accounting policies

The Group's Marketable securities portfolio comprises a investmetn in a bond portfolio. The investment is categorized as equity instruments held for trading. Consequently, the securities are classified at fair value through profit or loss. Refer to note 28, Financial risks.

A net fair value adjustment of DKK -2.1 million from marketable securities have been recognized in financial expenses, respectively, in 2020 (2019: DKK 0.8 million in financial income.

Note 22 – Cash and cash equivalents

Accounting policies

Cash is measured on initial recognition at cost.

DKK thousand	2020	2019
DKK	286,222	732,405
USD	568,444	306,748
EUR	105,555	41,907
Total cash and cash equivalents	**960,221**	**1,081,060**

Note 23 – Share capital

Accounting policies

Consideration paid and proceeds from selling treasury shares recognized directly in equity within retained losses. Capital reductions through cancellation of treasury shares reduce the share capital by an amount equal to the original cost price of the shares. Dividend payments are recognized as a deduction of equity and a corresponding liability when declared.

No, of shares (thousand)	2020	2019
January 1	36,055	30,787
Increase due to issue of new shares	3,745	5,268
December 31	**39,800**	**36,055**

The share capital solely consists of one class of ordinary shares all issued of DKK 1 each and all shares rank equally. The shares are negotiable instruments with no restrictions on their transferability. All shares have been fully paid. At the annual general meeting on April 2, 2020 Zealand was authorized to increase the nominal share capital by nominally DKK 9,013,665 during the period until April 2, 2025. At December 31,2020 nominally DKK 5,587,388 of the authorization remains. Further please refer to note 33 for the capital increase made in January 2021.

On June 22, 2020 a total of 2,684,461 new shares have been subscribed through a private and direct shares issue with a net proceeds pf DKK 655.0 million. On March 26, a total of 741,816 new shares have been subscribed through a private share issue to US based investors with a net proceeds of DKK 136.5 million. The cost of share issues amounts to DKK 42.7 million.

On March 20, 2019, a total of 802,859 new shares have been subscribed through a direct share issue to Alexion Pharmaceuticals, Inc. in connection with entering into the license agreement with Zealand Pharma A/S with net proceeds of DKK 85.6 million, including costs of DKK 0 million. On September 5, 2019, a total of 3,975,000 new shares have been subscribed through a private placement and directed share issue to existing shareholder Van Herk Investments B.V. with net proceeds of DKK 545.6 million, including costs of DKK 14.0 million. Other capital increases in 2019 and 2018 related to exercise of warrant programs.

Expenses directly related to capital increases are deducted from equity.

At December 31, 2020, there were 64,223 treasury shares (2019: 64,223), equivalent to 0.2% (2019: 0.2%) of the share capital and corresponding to a market value of DKK 14.1 million (2019: DKK 15.1 million). 22,915 treasury shares have been allocated to performance shares units (PSUs) as part of Zealand Pharma's long-term incentive program (LTIP) granted June 13, 2019. Of these a total of 19,765 PSU's remain. See note 6 for a further description of the LTIP program.

Rules on changing the Articles of Association

All resolutions put to the vote of shareholders at general meetings are subject to adoption by a simple majority of votes, unless the Danish Companies Act (Selskabsloven) or our Articles of Association prescribe other requirements.

Zealand Pharma • Annual Report 2020 93

Notes.

Note 24 – Deferred revenue

The Group has recognized the following liabilities related to contracts with customers.

DKK thousand	2020	2019
Deferred revenues at January 1	139,890	0
Customer payment received, cf. note 2.	0	177,315
Revenue recognized during the year	-42,881	-37,425
Total deferred revenue	**97,769**	**139,890**
Non-current deferred revenue	44,587	83,639
Current deferred revenue	53,182	56,251
	97,769	**139,890**

Deferred revenue occurred in connection with the agreement with Alexion Pharmaceuticals, Inc. as disclosed in Note 2. An up-front payment of DKK 177.3 million was received of which DKK 37.4 million has been recognized during 2019 and DKK 42.9 million in 2020.

Management expects that approx. DKK 53 million of the up-front payment received will be recognized as revenue during 2021. The remaining payment is expected to be recognized during 2022 and 2023 according to the progress of the development project.

Note 25 – Provision

DKK thousand	Provision for sales rebates	Provision for product returns	2020 total	2019 total
Provision at the beginning of the year	0	0	0	0
Addition due to acquisition cf note 29	4,343	2,626	6,969	0
Adjustments for the year	137,104	217	137,321	0
Utilization during the period	-102,521	-1,245	-103,766	0
Reversal of provisions from previous years	0	-1,184	-1,184	0
Currency translation adjustments	-2,493	-175	-2,668	0
Provision at year-end	**36,433**	**239**	**36,673**	**0**

Provisions comprise current sales rebates and discounts granted to government agencies, wholesalers, retail pharmacies, Managed Care and other customers, which are recorded at the time the related revenues are recorded or when the incentives are offered.

Provisions are calculated based on historical experience and the specific terms in the individual agreements. Unsettled rebates are recognised as provisions when the timing or amount is uncertain. Where absolute amounts are known, the rebates are recognised as other liabilities.

Please refer to note 1 and note 2 for further information on sales rebates and provisions and managements estimates and judgements.

Zealand Pharma issues credit notes for expired goods as a part of normal business. Where there is historical experience or a reasonably accurate estimate of expected future returns can otherwise be made, a provision for estimated product returns is recorded. The provision is measured at gross sales value.

Accounting policies

Provisions are recognized when the Company has an existing legal or constructive obligation as a result of events occurring prior to or on the balance sheet date, and it is probable that the utilization of economic resources will be required to settle the obligation. Provisions are measured at management's best estimate of the expenses required to settle the obligation.

Notes Note 28 – Financial risks The objective of Zealand’s financial management policy is to reduce the Group’s sensitivity to fluctuations in exchange rates, interest rates, credit rating and liquidity. Zealand’s financial management policy has been endorsed by Zealand’s Audit Committee and ultimately approved by Zealand’s Board of Directors. Zealand is exposed to various financial risks, including foreign exchange rate risk, interest rate risk, credit risk and liquidity risk. Capital structure Zealand aims to have an adequate capital structure in relation to the underlying operating results and research and development projects, so that it is always possible to provide sufficient capital to support operations and long-term growth targets. The Board of Directors finds that the current capital and share structure is appropriate for the shareholders and the Group. Exchange rate risk Most of Zealand’s financial transactions are in DKK, USD and EUR. Due to Denmark’s long-standing fixed exchange rate policy vis-à-vis the EUR, Zealand has evaluated that there is no material transaction exposure or exchange rate risk regarding trans- actions in EUR. Zealand’s milestone payments have been agreed in foreign currencies, namely USD and EUR. However, as milestone payments are unpredictable in terms of timing, the payments are not included in the basic exchange rate risk evaluation. Currency exposure regarding our US activities are managed by having revenue and expenses in the same currency. As Zealand conducts clinical trials and toxicology studies around the world, Zealand will be exposed to exchange rate risks associated with the denominated currency, which is primarily USD based on volume and fluctuations against DKK. To date, Zealand’s policy has been to man- age the transaction and translation risk associated with the USD passively, placing the revenue received from milestone payments in USD in a USD account for future payment of Zealand’s expenses denominated in USD, covering payments for the next 12-24 months and thus match- ing Zealand’s assets with its liabilities. As of December 31, 2020, Zealand holds DKK 568.4 million (2019: DKK 306.7 million) of its cash in USD. Note 26 – Other liabilities   Accounting policies Financial liabilities are recognized initially at cost less transaction costs. In subsequent periods, financial liabilities are measured at amortized cost corresponding to the capitalized value using the effective interest method. DKK thousand 2020 2019 Employee benefits 101,028 36,082 Royalty payable to third party 5,732 6,843 Development project costs 28,267 16,329 Other payables 32,272 13,790 Total other liabilities 167,299 73,044 Current 150,555 73,044 Non-current 16,744 0 Note 27 – Contingent assets, liabilities and other contractual obligations Contingent assets include potential future milestone payments. Contingent liabilities and other contractual obligations include contractual obligations related to agreements with contract research organizations (CROs), milestone payments and lease commitments.   Accounting policies Contingent assets and liabilities are disclosed, unless the possibility of an inflow or outflow of resources embodying economic benefits is virtually certain. Contingent Assets At December 31, 2020, Zealand is still eligible for a payment from Sanofi of up to USD 15.0 mil- lion, of which DKK 5.0 million is expected in 2021 and DKK 10.0 million in 2022. However, it is Management’s opinion that the amount of any payment cannot be determined on a sufficiently reliable basis, and therefore have not recognized an asset in the statement of financial position of the Group. Contingent liabilities and Contractual obligations At December 31, 2020, total contractual obligations related to agreements with CROs amount- ed to DKK 252.6 million (DKK 198.1 million for 2021 and DKK 54.5 million for the years 2022 up to and including 2024). Zealand may be required to pay future development, regulatory and commercial milestones related to the acquisition of Encycle Therapeutics. Refer to note 13. 94 Zealand Pharma  ∞  Annual Report 2020 Con Fin – Note 26-28

Zealand Pharma • Annual Report 2020 95

Notes.

Note 28 – Financial risks (continued)

Interest rate risk

Zealand has a policy of avoiding financial instruments that expose the Group to any unwanted financial risks. As of December 31, 2020, Zealand only has Lesae liabilities as interest bearing debt amounting to DKK 130.1 million. Up until the redemption in September 2018, Zealand had a fixed rate royalty bond.

During 2020, all cash has been held in current bank accounts in USD, EUR and DKK. Interest rates on bank deposits in DKK and EUR have been negative since 2018, while USD accounts have generated a low level of interest income.

During 2020 and 2019, Zealand has invested in low risk marketable securities. The Group's marketable securities portfolio comprises bonds in Danish kroner. The average weighted duration of the bond portfolio on the statement of financial position date was 3 years in both years.

Credit risk

Zealand is exposed to credit risk in respect of receivables, bank balances and bonds. The maximum credit risk corresponds to the carrying amount. Management believes that credit risk is limited, as the counterparties to the trade receivables are large global pharmaceutical companies and wholesalers.

Cash and bonds are not deemed to be subject to credit risk, as the counterparties are banks with investment-grade ratings (i.e. BBB- or higher from Standard & Poor's).

Liquidity risk

The purpose of Zealand's cash management is to ensure that the Group has sufficient and flexible financial resources at its disposal at all times.

Zealand's short-term liquidity is managed and monitored by means of the Company's quarterly budget revisions to balance the demand for liquidity and maximize the Company's interest income by matching its free cash in fixed-rate, fixed-term bank deposits and bonds with its expected future cash burn.

Sensitivity analysis

The table shows the effect on profit/loss and equity of reasonably likely changes in the financial variables in the statement of financial position.

	2020		2019	
DKK thousand	Fluctuation	Effect	Fluctuation	Effect
USD	+/-10%	58,124	+/-10%	30,657

Contractual maturity (liquidity risk)

A breakdown of the Group's aggregate liquidity risk on financial assets and liabilities is given below.

The following table details the Group's remaining contractual maturity for its financial liabilities with agreed repayment periods. The table has been prepared using the undiscounted cash flows for financial liabilities, based on the earliest date on which the Group can be required to pay. The table includes both interest and principal cash flows. To the extent that the specific timing of interest or principal flows is dependent on future events, the table has been prepared based on Management's best estimate of such timing at the end of the reporting period. The contractual maturity is based on the earliest date on which the Group may be required to pay.

With the exception of leasing, there are no interest cash-flows to be included in the table below for the existing financial liabilities as they are not interest-bearing financial liabilities.

DKK thousand	< 12 months	1-5 Years	> 5 Years	Total
Trade payables	71,442	0	0	71,442
Leasing	14,072	53,039	76,354	146,465
Other liabilities	150,555	16,744	0	167,299
Total financial liabilities at December 31, 2020	**236,069**	**69,783**	**76,354**	**382,209**
Trade payables	57,533	0	0	57,533
Leasing	7,692	23,359	54,709	85,760
Other liabilities	73,044	0	0	73,044
Total financial liabilities at December 31, 2019	**138,269**	**23,359**	**54,709**	**216,337**

All cash flows are non-discounted and include all liabilities under contracts.

Notes DKK thousand 2020 2019 Categories of financial instruments Deposits 16,650 9,012 Trade receivables 46,484 751 Other receivables 9,942 7,935 Cash and cash equivalents 960,221 1,081,060 Financial assets at amortized costs 1,033,297 1,098,758 Marketable securities 297,345 299,448 Other investments 32,333 35,632 Financial assets measured at fair value through profit or loss 329,678 335,080 Lease liabilities 130,119 85,760 Trade payables 70,384 57,533 Other liabilities 167,299 73,044 Financial liabilities measured at amortized cost 367,802 216,337 The fair value of marketable securities is based on Level 1 in the fair value hierarchy. The fair value of other investments is based on level 3 in the fair value hierarchy. Refer to note 17. There were no transfer between levels 1, 2 and 3 for recurring fair value measurement during the period ended December 31, 2020 or 2019. The carrying amount of financial assets and financial liabilities approximated the fair value. Note 28 – Financial risks (continued) Capital Management Zealand’s goal is to maintain a strong capital base to maintain investor, creditor and market confidence, and a continuous advancement of Zealand’s product pipeline and business in general. Zealand is primarily financed through capital increases and partnership collaboration income and had, as of December 31, 2020, a cash position of DKK 960.2 million (2019: 1,081.1 million). The cash position supports the advancement of our product pipeline and operations. The adequacy of our available funds will depend on many factors, including progress in our research and development programs, the magnitude of those programs, our commitments to existing and new clinical collaborators, our ability to establish commercial and licensing arrangements, our capital expenditures, market developments, and any future acquisitions. Ac- cordingly, we may require additional funds and may attempt to raise additional funds through equity or debt financings, collaborative agreements with partners, or from other sources. The Board of Directors monitors the share and capital structure to ensure that Zealand’s capital resources support the strategic goals. There was no change in the group’s approach to capital management procedures in 2020. Neither Zealand Pharma A/S nor any of its subsidiaries are subject to externally imposed capital requirements. 96 Zealand Pharma  ∞  Annual Report 2020

Notes Note 29 – Business combinations Accounting policy Business combinations are accounted for using the acquisition method of accounting. At the date of the acquisition, the Company initially recognizes the fair value of the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquired business. The consideration transferred is measured at fair value at the date of acquisition and the excess of the consideration transferred over the fair value of net identifiable assets of the business acquired is recorded as goodwill. In circumstances where the consideration transferred is less than the fair value of net identifiable assets of the business acquired, the difference is recog- nized directly in the consolidated statement of profit or loss as a bargain purchase. Where the settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value. Contingent consideration is classified either as eq- uity or a financial liability and is recognized at fair value on the acquisition date. Amounts clas- sified as a financial liability are subsequently remeasured to fair value in accordance with IFRS 9 (Financial Instruments), with changes in fair value recognized in the consolidated statement of comprehensive loss as an administrative expense. Business combinations require management making an assessment of the fair value of the net assets acquired as well as an assessment regarding whether control exists. Management judgement is particularly involved in the recognition and measurement of the following items at fair value: • intellectual property: this may include patents, licenses, trademarks and similar rights for currently marketed products, and also the rights and scientific knowledge associated with projects that are currently in research or development phases, and requires the projection of estimated future cash inflows and outflows and relevant risks, the terminal value of these assets, discount rates and weighted average costs of capital, • working capital items such as trade receivables, inventory (raw materials, work in process, parts and finished goods), prepaid expenses, trade payables, and fixed assets • Guarantees, warranties, indemnities, rights, claims, counterclaims etc. set off against third parties relating to the acquired assets or assumed liabilities, including rights under vendors’ and manufacturers’ warranties, indemnities, guaranties and avoidance claims and causes of action under any applicable Law, employee liabilities and other contingencies In all cases, management makes an assessment based on the underlying economic substance of the items concerned, and not only on the contractual terms, in order to fairly present these items. In making these assessments, management relies to a significant extent on the work of valuation experts. However, the assessments are highly subjective and sensitive to the assump- tions used. In accordance with IFRS 3, if a business combination indicates a bargain gain all applied as- sumptions will be reassessed by Management before recognition. Directly attributable acquisition-related costs are expensed as incurred within the consolidated statement of comprehensive loss. Customer relationships and IP rights acquired through business combinations are measured at fair value at the acquisition date and amortized on a systematic basis over their useful life 8 and 10 years respectively (unless the asset has an indefinite useful life, in which case it is not amortized). Acquisition of medical technology business from Valeritas, Inc. On April 2, 2020 (or “the acquisition date”) Zealand acquired substantially all of the medical technology business from Valeritas Holdings, Inc. (or “Valeritas”) pursuant to the terms of the stalking horse asset purchase agreement previously entered into with Valeritas and following approval by the U.S. Bankruptcy Court for the District of Delaware on March 20, 2020. Valeritas was a U.S. based commercial-stage company whose activities comprised develop- ment, production and sale of wearable disposable insulin pumps and has therefore been ac- quired to accelerate Zealand’s plans for establishing U.S. operations to support the anticipated launch of the auto-injector and pre-filled syringe for severe hypoglycemia. The acquisition comprises all medical technology business related tangible and intangible assets that pursuant to the Bankruptcy Code was transferred to Zealand free and clear of all claims, liabilities and encumbrances including the Valeritas workforce. Additionally, the acquisi- tion includes most of the working capital assets and selected liabilities. Under IFRS 3, Business Combinations, the acquisition has been accounted for as a business combination using the acquisition method. The consolidated financial statements include the results of Valeritas for the from the acquisition date. The consideration transferred was DKK 167.7 million (USD 24.5 million), and the fair values of the identifiable assets and liabilities of Valeritas as at the date of acquisition were: 97 Zealand Pharma  ∞  Annual Report 2020 Con Fin – Note 29

DKK thousand Fair value recognized on acquisition Assets Physician Relationship 68,459 V-Go IP 13,692 Property, plant and equipment 41,138 Right-of-use assets 14,299 Inventories 55,796 Trade receivables 50,603 Other assets 10,132 Cash and cash equivalents 66 Liabilities Deferred tax liability -11,880 Trade payables -4,050 Lease liabilities -14,046 Other liabilities -19,792 Total identifiable net assets at fair value 204,417 Bargain purchase recognized -36,692 Purchase consideration transferred 167,725 Analysis of cash flows on acquisition: Net cash acquired (included in cash flows from investing activities) 66 Cash paid -167,725 Net cash flow on acquisition -167,659 The fair value attributable to intangible assets (DKK 82.2 million as of the acquisition date) consists of the value arising from the existing Valeritas physician network and relationships, valued at DKK 68.5 million which is based on the estimated cost it would require to establish similar network and relationships, or a so-called with/without valuation method, and intel- lectual property related to the V-Go technology, valued at DKK 13.7 million using an excess earnings model. (Subsequently impaired. Refer to note 12) The valuations is calculated using cash flow projections from financial budget approved by Corporate Management covering a 10 year period. The discount rate applied to the cash flow projections is 13%. The growth rate used to extrapolate the cash flows of the unit beyond the 10 year period is -50% which reflects Note 29 – Business combinations (continued) our estimate of the expected lifetime of the product of 10 years with a significant decrease in revenues afterwards. The calculation of the fair value of intangible assets is most sensitive to the revenue and gross margin growths.Revenue and gross margin: Revenue and gross margin are based on historical trends. The revenue growth applied in the calculation is between 1-20% in the 10-year budget period with the first years having the highest revenue growth in percentage.Operating costs: Operating costs are based on historical trends and industry knowledge. Operating costs over the 10-year budget period has been adjusted to incorporate the allocation related to shared efforts of future product launches. Trade receivables have been measured at the contractual amount expected to be received which approximates the fair value of DKK 50.6 million. The amounts have not been discounted, as maturity on receivables is generally very short and the discounted effect therefore immate- rial. The acquisition resulted in a bargain purchase gain of DKK 36.7 million which was recognized within other operating income in the consolidated income statement. The gain arose as the fair value of the net assets acquired (DKK 204.4 million) exceeded the fair value of the purchase consideration (DKK 167.7 million). The gain is primarily attributable to the Company purchasing the medical technology business of Valeritas out of bankruptcy. Valeritas encountered opera- tional and financial difficulties in late 2019 and filed for Bankruptcy in February 2020.Specifically, the fair value of the tangible and financial assets acquired (DKK 147.5 million), such as invento- ries, trade receivables, and property, plant and equipment, represents a significant component of the purchase price prior to consideration of the fair value of the identified intangible assets. Acquisition-related costs of DKK 7.1 million have been expensed and are included in adminis- trative expenses in profit or loss and are part of operating cash flows in the statement of cash flows have all been incurred in the three months period ended March 31, 2020.Adjustments may be applied to the various net asset categories when full alignment to Zealand accounting policies is finalized. Consequently, adjustments may be applied for a period of up to twelve months from the acquisition date in accordance with IFRS 3. The Valeritas business acquisition has contributed with net revenues of approximately DKK 161.3 million in net revenue and profit and loss of approximately DKK -278.8 million to the Group for the period ending December 31, 2020 since the acquisition on April 2, 2020. If the acquisition had occurred on 1 January 2020, the consolidated pro forma revenue and operating result of Zealand Pharma Group for the period ended 31 December 2020 would have been approximately DKK 395.8 million and DKK -868.9 million, respectively. 98 Zealand Pharma  ∞  Annual Report 2020

Zealand Pharma • Annual Report 2020 99

Notes.

Note 30 – Related parties

Zealand has no related parties with controlling interest.

Zealand's other related parties comprise the Company's Board of Directors and Corporate Management.

Remuneration to the Board of Directors and Corporate Management is disclosed in note 6.

No further transactions with related parties were conducted during the year.

Ownership

The following shareholder is registered in Zealand's register of shareholders as owning minimum 5% of the voting rights or minimum 5% of the share capital (1 share equals 1 vote) at December 31, 2020:

- Van Herk Investments, Rotterdam, Netherlands

Note 31 – Adjustments for non-cash items

DKK thousand	2020	2019	2018
Depreciation, amortization and impairment	42,692	13,682	4,508
Sharebased compensation expenses	30,485	14,763	17,474
Income tax income	-5,543	-5,999	0
Income tax expense	15,408	614	43,773
Financial income	-1,127	-9,306	0
Financial expenses	3,511	3,390	19,736
Non paid royalty expenses regarding sale of future royalties and milestones	0	0	6,575
Exchange rate adjustments	57,712	-7,937	9,864
Total adjustments	**143,138**	**9,207**	**101,930**

Note 32 – Change in working capital

DKK thousand	2020	2019	2018
(Increase)/decrease in receivables	-7,716	-21,059	-471
(Increase)/decrease in Inventory	-14,404	0	0
Increase/(decrease) in payables and other liabilities	119,938	17,061	13,256
Adjustment for non-cash investing activities	0	-7,932	0
Cash outflow for investment in Beta Bionics	0	22,803	0
Change in working capital	**97,818**	**10,873**	**12,785**

Note 33 – Significant events after the balance sheet date

On January 27, 2021 a total of 3,600,841 new shares have been subscribed through a private share issue with gross proceeds of DKK 749 million.

No other significant events have occurred after the end of the reporting period.

Note 34 – Approval of the annual report

The Annual Report has been approved by the Board of Directors and Executive Management and authorized for issue on March 11, 2021.

Notes 1 Significant accounting policies, and significant accounting estimates and assessments 104 2 Revenue 104 3 Fees to auditors appointed at the Annual General Meeting 105 4 Information on staff and remuneration 105 5 Financial income 108 6 Financial expenses 108 7 Other operating items 108 8 Income tax 108 9 Basic and diluted earnings per share 109 10 Intangible assets 109 11 Property, plant and equipment 110 12 Right-of-use assets and lease liabilities 111 13 Inventories 112 14 Investments in subsidiaries 113 15 Other investments 113 16 Prepaid expenses 114 17 Other receivables 114 18 Cash and cash equivalents 114 19 Share capital 114 20 Other liabilities 114 21 Contingent assets, liabilities and other contractual obligations 114 22 Financial risks 115 23 Transactions with related parties 116 24 Adjustments for non-cash items 116 25 Change in working capital 116 26 Allocation of result 116 27 Significant events after the balance sheet date 116 28 Approval of the annual report 116 Contents – Parent company Financial statements of the parent company Income statement 101 Statement of comprehensive income 101 Statement of financial position 102 Statement of cash flows 103 Statement of changes in equity 103 100 Zealand Pharma  ∞  Annual Report 2020 Par Fin – Contents

Income statement DKK thousand Note 2020 2019 Revenue 2 337,808 41,333 Cost of goods sold -85,878 0 Gross margin 251,930 41,333 Research and development expenses 4 -604,081 -553,085 Sale and marketing expenses -334,118 0 Administrative expenses 3,4 -138,671 -75,977 Other operating items 7 36,996 444 Operating result -787,944 -587,285 Income from subsidiaries 0 0 Financial income 5 7,139 14,755 Financial expenses 6 -51,537 -3,137 Result before tax -832,342 -575,667 Corporate tax 8 5,543 5,500 Net result for the year -826,799 -570,167 Earnings per share – DKK Basic earnings/loss per share 9 -21.55 -16.87 Diluted earnings/loss per share 9 -21.55 -16.87 Statement of comprehensive income DKK thousand Note 2020 2019 Net result for the year -826,799 -570,167 Other comprehensive income (loss) 0 0 Comprehensive result for the year -826,799 -570,167 Financial statements of the parent company 101 Zealand Pharma  ∞  Annual Report 2020 Par Fin – Income Statement

DKK thousand Note 2020 2019 Liabilities and equity Share capital 19 39,800 36,055 Share premium 3,452,850 2,646,418 Retained loss -2,315,561 -1,488,763 Shareholders' equity 1,177,089 1,193,710 Deferred revenue 44,587 83,639 Other liabilities 20 16,744 0 Lease liabilities 13 108,456 78,068 Non-current liabilities 169,787 161,707 Trade payables 59,307 57,082 Payables to subsidiaries 359,869 0 Lease liabilities 13 11,392 7,692 Deferred revenue 53,182 56,251 Other liabilities 20 93,983 64,399 Current liabilities  577,733 185,424 Total liabilities 747,520 347,131 Total shareholders' equity and liabilities 1,924,610 1,540,841 Financial statements of the parent company Statement of financial position at December 31 DKK thousand Note 2020 2019 Assets Non-current assets Intangibles (Intellectual property) 10 35,691 0 Property, plant and equipment 11 82,377 39,708 Right of use asset/lease liabilities 12 118,002 85,632 Investment in subsidiaries 14 62,228 2,601 Intercompany 325,645 0 Corporate tax receivable 1,268 0 Deposits 8,920 8,968 Prepaid expenses 16 13,117 0 Other investments 15 32,333 35,557 Total non-current assets 679,581 172,466 Current assets Trade receivables 0 733 Inventory 13 45,700 0 Receivables from subsidiaries 0 3,271 Prepaid expenses 16 28,517 30,494 Corporate tax receivable 5,500 6,682 Other receivables 17 7,195 7,936 Marketable securities 297,345 299,448 Cash and cash equivalents  18 860,772 1,019,811 Total current assets 1,245,029 1,368,375 Total assets 1,924,610 1,540,841 102 Zealand Pharma  ∞  Annual Report 2020 Par Fin – Financial position

Zealand Pharma • Annual Report 2020 103

Financial statements of the parent company.

Statement of cash flows

DKK thousand	Note	2020	2019
Net result for the year		-826,799	-570,167
Adjustments for non-cash items	18	54,758	7,975
Change in working capital	19	30,682	5,284
Financial income received		897	5,387
Financial expenses paid		-4,562	-3,137
Deferred revenue		-42,881	139,890
Income tax receipt		0	93
Cash inflow/outflow from operating activities		**-787,905**	**-414,675**
Change in deposit		48	-6,206
Investment in subsidiaries	8	-59,627	-2,221
Purchase of other investments	9	0	-22,803
Purchase of intangible assets		-41,167	00
Dividends on marketable securities		0	878
Purchase of property, plant and equipment		-51,846	-21,036
Sale of fixed assets		0	25
Cash outflow from investing activities		**-152,592**	**-51,363**
Proceeds from issuance of shares related to exercise of warrants		38,832	52,468
Proceeds from issuance of shares		794,929	645,145
Costs related to issuance of shares		-42,706	-14,444
Leasing installments		-12,449	-8,689
Cash inflow from financing activities		**778,606**	**674,480**
Decrease/increase in cash and cash equivalents		**-161,891**	**208,442**
Cash and cash equivalents at January 1		1,019,811	804,303
Exchange rate adjustments		2,852	7,066
Cash and cash equivalents at December 31		**860,772**	**1,019,811**

Statement of changes in equity

DKK thousand	Share capital	Share premium	Retained loss	Total
Equity at January 1, 2020	**36,055**	**2,646,417**	**-1,488,762**	**1,193,710**
Comprehensive income for the year				
Net result for the year	0	0	-826,799	-826,799
Warrant compensation expenses	0	16,273		16,273
Capital increases	3,745	832,866		836,611
Costs related to capital increases	0	-42,706		-42,706
Equity at December 31, 2020	**39,800**	**3,452,850**	**-2,315,561**	**1,177,089**
Equity at January 1, 2019	**30,787**	**1,954,720**	**-918,595**	**1,066,912**
Comprehensive income for the year				
Net result for the year	0	0	-570,167	-570,167
Warrant compensation expenses	0	13,796	0	13,796
Capital increases	5,268	692,345		697,613
Costs related to capital increases	0	-14,444	0	-14,444
Equity at December 31, 2019	**36,055**	**2,646,417**	**-1,488,762**	**1,193,710**

Notes Note 1 – Significant accounting policies, and significant accounting estimates and assessments Significant accounting policies Basis of preparation The financial statements of the parent company have been prepared in accordance with Inter- national Financial Reporting Standards (IFRS) as adopted by the EU and additional requirements under the Danish Financial Statements Act (Class D). The accounting policies for the financial statements of the parent company are unchanged from the previous financial year. A number of new or amended standards became applicable for the current reporting period. The parent company did not change its accounting policies as a result of the adoption of these standards. The accounting policies are the same as for the consolidated financial statements with the supplementary accounting policies for the parent described below. For a description of the accounting policies of the group, please refer to the consolidated financial statements. Note disclosures have only been included in the Parent Financial Statement where amounts differ from the Consolidation financial statement. In the narrative sections of the financial statements, comparative figures for 2019 are shown in brackets. Supplementary accounting policies for the Parent Company Other operating income Capital contributions to subsidiaries is recognized at fair value. Any gain or loss based on the difference from the carrying amount of the assets will be recognized as other operating items provided the increase does not result in the impairment of the investment, or an expense (based on the carrying amount of the asset given away) Investments in subsidiaries Please refer to note 14 Investments in subsidiaries. Note 2 – Revenue Recognized revenue can be specified as follows for all agreements: DKK thousand 2020 2019 Boehringer Ingelheim International GmbH 149,120 0 Alexion Phamaceuticals Inc. 42,881 38,021 Undisclosed counterpart 0 3,312 ZP SPV 3 K/S 7,410 0 Total license and milestone revenue 199,411 41,333 Intercompany sales 138,397 0 Total revenue from good sold 138,397 0 Total revenue 337,808 41,333 Total revenue recognised over time 42,881 38,021 Total revenue recognised at a point in time 294,927 3,312 Please refer to note 2 in the consolidated financial statements for additional information regarding revenue. 104 Zealand Pharma  ∞  Annual Report 2020 Par Fin – Note 1-2

Notes Note 3 – Fees to auditors appointed at the Annual General Meeting DKK thousand 2020 2019 Audit 5,941 1,783 Audit-related services and other assurance engagements 1,002 1,731 Tax advice 0 0 Other 0 12 Total fees 6,943 3,526 The fee for audit-related services and other assurance engagements and other services provid- ed to the Parent Company by EY godkendt Revisionspartnerselskab in 2020 consisted of Audit of Annual Report, Audit of 20-F SEC filing, including SOX 404b attestation procedures, quarterly reviews, other auditor’s reports on various statements for public authorities, and other account- ing advisory services. (Deloitte Statsautoriseret Revisionspartnerselskab in 2019) Note 4 – Information on staff and remuneration DKK thousand 2020 2019 Total staff salaries can be specified as follows: Wages and salaries 200,732 168,237 Share based payment costs 16,273 13,715 Pension schemes (defined contribution plans) 14,605 13,420 Other payroll and staff-related costs 9,615 14,227 Total  241,225 209,599 The amount is charged as: Research and development expenses 204,210 170,575 Administrative expenses 37,015 39,024 Total  241,225 209,599 Average number of employees 195 169 For remuneration to the Board of Directors please refer to note 6 to the consolidated financial statements and for additional information regarding staff costs. 105 Zealand Pharma  ∞  Annual Report 2020 Par Fin – Note 3-4

Zealand Pharma • Annual Report 2020 106

Notes.

Note 4 – Information on staff and remuneration (continued)

DKK thousand	Base salary	Bonus	Pension contribution	Other short term benefits	Warrant compensation expenses	Total
2020						
Remuneration to the Executive Management						
Emmanuel Dulac[1]	4,950	3,267	990	699	2,534	12,440
Adam Sinding Steensberg[2]	2,967	1,266	593	282	2,281	7,389
Matthew Donald Dallas[4]	408	192	0	2	0	602
Total	**8,325**	**4,725**	**1,583**	**983**	**4,815**	**20,431**
Total Other Corporate Management[5]	**2,604**	**1,135**	**260**	**51**	**1,544**	**5,594**
Total	**10,929**	**5,860**	**1,843**	**1,034**	**6,359**	**26,025**
2019						
Remuneration to the Executive Management						
Emmanuel Dulac[1]	3,100	9,072	620	855	832	14,479
Adam Sinding Steensberg[2]	2,807	1,032	505	269	2,304	6,917
Britt Meelby Jensen[3]	1,745	419	175	60	0	2,399
Mats Blom[3]	655	248	66	61	1,677	2,707
Total	**8,307**	**10,771**	**1,366**	**1,245**	**4,813**	**26,502**
Total Other Coporate Management [5]	**3,889**	**1,512**	**389**	**5**	**1,074**	**6,869**
Total	**12,196**	**12,283**	**1,755**	**1,250**	**5,887**	**33,371**

1 Emmanuel Dulac was appointed as CEO at April 25, 2019.
2 Former Interim CEO Adam Sinding Steensberg was appointed EVP, R&D and CMO at April 25, 2019.
3 Former CEO Britt Meelby Jensen and former CFO Mats Blom resigned from Zealand at February 28, 2019 and March 28, 2019, respectively.
4 Matthew Dallas has tax obligations in Denmark, so a part of his salary is paid out in Denmark.
5 Other Corporate Management in 2020 comprised one member (2019: Three).

Notes Note 4 – Information on staff and remuneration (continued) The employee incentive programs of Warrant programs existing during the period 2020 2015 2010 Maximum term of options granted N/A 10 5 Method of settlement equity-settled 2020 Outstanding at the beginning of the period 0 1,532,897 42,359 Granted during the period 0 363,132 0 Forfeited during the period 0 -42,000 0 Exercised during the period 0 -267,750 -42,359 Expired during the period 0 -40,000 0 Outstanding at the end of the period; and 0 1,546,279 0 Exercisable at the end of the period 0 285,225 0 Warrants outstanding at the end of the period Range of exercise prices 0 101.20- 101.20- 224.40 127.05 Weighted-average remaining contractual life 0 4.9 0 Number held by Executive Management 0 322,134 0 2019 Outstanding at the beginning of the period 0 1,595,000 218,359 Granted during the period 0 566,138 0 Forfeited during the period 0 -314,266 0 Exercised during the period 0 -313,975 -176,000 Expired during the period 0 0 0 Outstanding at the end of the period; and 0 1,532,897 42,359 Exercisable at the end of the period 0 300,725 42,359 Warrants outstanding at the end of the period Range of exercise prices 0 101.20- 101.20- 142.45 127.05 Weighted-average remaining contractual life 0 2.3 0.3 Number held by Executive Management 0 344,894 0 Warrants exercised during the period 2020 2019 Weighted-average share price at the date of exercise 234.75 160.77 Expense arising from share-based payment transactions 2020 2019 Research and development expenses 14,254 11,658 Sale and marketing expenses 0 0 Administrative expenses 2,513 2,057 Total 16,273 13,715 Effect of fair value of PSUs recognised in the income statement is DKK 0.8 (2019: DKK 0.5 million. Effect of fair value of RSUs recognised in the income statement is DKK 0.6 (2019: DKK 0.0 million. The 2019 long-term incentive program (LTIP) for Corporate Management No of PSUs 2020 2019 Number of shares At January 1 16,703 0 Granted during the year 0 19,853 Vested during the year 0 0 Forfeited during the year 0 -3,150 At December 31 16,703 16,703 No of RSUs 2020 2019 Number of shares At January 1 0 0 Granted during the year 13,665 0 Vested during the year 0 0 Forfeited during the year 0 0 At December 31 13,665 0 107 Zealand Pharma  ∞  Annual Report 2020

Zealand Pharma • Annual Report 2020 108

Notes.

Note 5 – Financial income

DKK thousand	2020	2019
Interest income from financial assets measured at amortized costs	936	5,387
Interest income	5,306	0
Fair value adjustments of Other investments and marketable securities	897	2,846
Dividend, marketable securities	0	878
Exchange rate adjustments	0	5,644
Total financial income	**7,139**	**14,755**

Please refer to note 8 in the consolidated financial statements for additional information regarding financial income.

Note 6 – Financial expenses

DKK thousand	2020	2019
Other financial expenses	4,931	3,137
Fair value adjustments of Marketable securities	2,103	0
Interest on financial assets	2,391	0
Exchange rate adjustments	42,112	0
Total financial expenses	**51,537**	**3,137**

Please refer to note 9 in the consolidated financial statements for additional information regarding finacial expenses.

Note 7 - Other operating items

DKK thousand	2020	2019
Government grants	645	444
Contributed IP rights to Zealand Pharma SPV 3 K/S	35,496	0
Other	638	0
Total other operating items	**36,779**	**444**

Please refer to note 7 in the consolidated financial statements for additional information regarding other operating items.

Note 8 – Income tax

DKK thousand	2020	2019
Net result for the year before tax	-832,342	-575,677
Corporate tax rate in Denmark	22.0%	22.0%
Expected tax benefit/(expenses)	183,115	126,740
Adjustment for non-deductible expenses	1,873	-947
Adjustment for non-taxable income	-7,181	964
Adjustment for exercised warrants	9,063	-1,653
Adjustment for R&D extra deduction	-8,811	1,676
Tax effect on exercise of warrants	-5,592	6,092
Tax effect on expired warrants	-118	175
Warrant - share price development	-3,425	4,050
Adjustment to prior years	0	-19,178
Change in tax assets (not recognized)	-191,450	-112,419
Total income tax expense/benefit	**5,543**	**5,500**

DKK thousand	2020	2019
Specification of unrecognized deferred tax assets:		
Tax losses carried forward (available indefinitely)	1,269,107	681,531
Research and development expenses	732,389	460,007
Licenses, rights and patents	36,260	35,849
Non-current assets	66,179	51,677
Liabilities	131,147	139,890
Other	51,413	70,306
Total temporary differences	**2,286,495**	**1,439,260**
Calculated potential deferred tax asset at local tax rate	503,029	316,637
Deferred tax asset not expected to be utilized	-503,029	-316,637
Recognized deferred tax asset	**0**	**0**

Please refer to note 10 in the consolidated financial statements for additional information regarding income tax.

Notes Note 10 – Intangible assets Licenses, rights DKK thousand and patents Cost at January 1, 2020 0 Additions 41,167 Retirements 0 Cost at December 31, 2020 41,167 Depreciation at January 1, 2020 0 Depreciation for the year 411 Impairment 5,065 Depreciation at December 31, 2020 5,476 Carrying amount at December 31, 2020 35,691 Depreciation for the financial year has been charged as: Research and development expenses 411 Sale and marketing expenses 5,065 Administrative expenses 0 Total 5,476 Cost at January 1, 2019 0 Additions 0 Cost at December 31, 2019 0 Amortization at January 1, 2019 0 Amortization at December 31, 2019 0 Carrying amount at December 31, 2019 0 Depreciation for the financial year has been charged as: Research and development expenses 0 Administrative expenses 0 Total 0 Please refer to note 13 in the consolidated financial statements for additional information regarding intangible assets. Note 9 – Basic and diluted earnings per share The result and weighted average number of ordinary shares used in the calculation of basic and diluted result per share are as follows: DKK thousand 2020 2019 Net result for the year -826,799 -570,167 Net result used in the calculation of basic and diluted earnings/losses per share -826,799 -570,167 Weighted average number of ordinary shares 38,433,923 33,866,709 Weighted average number of treasury shares -64,223 -64,223 Weighted average number of ordinary shares used in the calculation of basic earnings/losses per share 38,369,700 33,802,486 Weighted average number of ordinary shares used in the calculation of basic and diluted earnings/losses per share 38,369,700 33,802,486 Basic earning/loss per share (DKK) -21.55 -16.87 Diluted earning/loss per share (DKK) -21.55 -16.87 Regarding a specification of potential ordinary shares, which are dilutive or antidilutive, please refer to note 11 to the consoli- dated financial statements. 109 Zealand Pharma  ∞  Annual Report 2020 Par Fin – Note 9-10

Zealand Pharma • Annual Report 2020 110

Notes.

Note 11 – Property, plant and equipment

DKK thousand	Plant and machinery	Other fixtures and fittings	Building improvements	Assets under construction
Cost at January 1, 2020	57,153	12,501	13,773	14,001
Transfer	0	0	13,796	-13,796
Additions	33,103	1,190	14,735	2,817
Retirements	-4,379	-985	-9,856	0
Cost at December 31, 2020	**85,877**	**12,706**	**32,448**	**3,022**
Accumulated depreciation at January 1, 2020	43,696	4,164	9,860	0
Depreciation for the year	4,585	2,533	1,933	0
Retirements	-4,304	-986	-9,805	0
Accumulated depreciation at December 31, 2020	**43,977**	**5,711**	**1,988**	**0**
Carrying amount at December 31, 2020	**41,900**	**6,995**	**30,460**	**3,022**
Depreciation for the financial year has been charged as:				
Research and development expenses	4,000	2,133	1,634	0
Sale and marketing expenses	0	0	0	0
Administrative expenses	585	400	299	0
Total	**4,585**	**2,533**	**1,933**	**0**

Note 11 – Property, plant and equipment (continued)

DKK thousand	Plant and machinery	Other fixtures and fittings	Building improvements	Assets under construction
Cost at January 1, 2019	55,545	5,130	10,800	0
Transfer	0	27	-27	0
Additions	3,419	7,630	3,918	14,001
Retirements	-1,811	-286	-918	0
Cost at December 31, 2019	**57,153**	**12,501**	**13,773**	**14,001**
Accumulated depreciation at January 1, 2019	41,895	3,336	10,614	0
Transfer	0	27	-27	0
Depreciation for the year	3,483	1,085	157	0
Retirements	-1,682	-284	-884	0
Accumulated depreciation at December 31, 2019	**43,696**	**4,164**	**9,860**	**0**
Carrying amount at December 31, 2019	**13,457**	**8,337**	**3,913**	**14,001**
Depreciation for the financial year has been charged as:				
Research and development expenses	3,483	926	134	0
Administrative expenses	0	159	23	0
Total	**3,483**	**1,085**	**157**	**0**

Please refer to note 14 in the consolidated financial statements for additional information regarding property, plant and equipment.

Notes Note 12 – Right-of-use assets and lease liabilities Amounts recognized in the statement of financial position The statement of financial position shows the following amounts relating to leases: Other fixtures and DKK thousand Buildings fittings As at January 1, 2020 84,148 1,484 Additions 43,698 581 Retirements -6,036 -143 Reversal of depreciations 6,036 0 Depreciation expense -11,022 -744 As at December 31, 2020 116,824 1,178 As at January 1, 2019 7,750 2,298 Additions 84,122 280 Depreciation expense -7,724 -1,094 As at December 31, 2019 84,148 1,484 Note 12 – Right-of-use assets and lease liabilities (continued) Set out below are the carrying amounts of lease liabilities and the movements during the period. 2020 2019 As at January 1 85,760 10,048 Additions 44,209 83,521 Accretion of interest 2,386 621 Payments -12,507 -8,430 As at December 31 119,848 85,760 Current 11,392 7,692 Non-current 108,456 78,068 The following are the amounts recognised in profit and loss: Depreciation expense of right-of-use assets -11,766 -11,766 Interest expense on lease liabilities 2,391 621 Expense relating to short-term leases (included in cost of sales) 0 0 Expense relating to leases of low-value assets (included in administrative expenses) 0 0 Variable lease payments (included in cost of sales) 0 0 Total amount recognised in profit and loss -9,375 -11,145 Cashflow -12,507 -8,430 Total cash outflow for leases -12,507 -8,430 Please refer to note 15 in the consolidated financial statements for additional information re- garding right-of-use assets and lease liabilities. 111 Zealand Pharma  ∞  Annual Report 2020 Par Fin – Note 12

Note 13 – Inventories Inventories were comprised as follows: DKK thousand 2020 2019 Raw materials 14,398 0 Work in process 13,665 0 Finished goods 17,637 0 Total 45,700 0 Direct costs 35,653 0 Indirect production costs 10,047 0 Write downs recognized on inventories were reflected in the cost of goods sold. They were comprised as follows: DKK thousand 2020 2019 Accumulated write downs, January 1 0 Additions -5,707 0 Write downs in the reporting period -718 0 Reversals or utilization of write downs 0 0 Exchange differences 0 0 Accumulated write downs, December 31 -6,425 0 Please refer to note 16 in the consolidated financial statements for additional information regarding inventory. Par Fin – Note 13 112 Zealand Pharma  ∞  Annual Report 2020

Zealand Pharma • Annual Report 2020 113

Notes.

Note 14 – Investments in subsidiaries

Accounting policies

Investments in subsidiaries are measured at cost in the parent company's financial statements. Where the recoverable amount of the investment is lower than cost, the investments are written down to this lower value.

DKK thousand	
Cost at January 1, 2020	2,601
Additions	59,627
Cost at December 31, 2020	**62,228**
Value adjustments at January 1, 2020	0
Value adjustments for the year	0
Value adjustments at December 31, 2020	**.0**
Carrying amount at December 31, 2020	**62,228**
Cost at January 1, 2019	380
Additions	2,221
Cost at December 31, 2019	**2,601**
Value adjustments at January 1, 2019	0
Value adjustments for the year	0
Value adjustments at December 31, 2019	**0**
Carrying amount at December 31, 2019	**2,601**

Company summary	Domicile	Ownership	Voting rights
Zealand Pharma A/S subsidiaries:			
ZP Holding SPV K/S	Denmark	100%	100%
ZP General Partner 1 ApS	Denmark	100%	100%
Zealand Pharma US, Inc.	United States	100%	100%
Zealand Pharma California US, LLC.	United States	100%	100%
Encycle Therapeutics, Inc.	Canada	100%	100%
ZP SPV 3 K/S	Denmark	100%	100%
ZP General Partner 3 ApS	Denmark	100%	100%
ZP Holding SPV K/S subsidiaries:			
ZP SPV 1 K/S	Denmark	100%	100%
ZP General Partner 2 ApS	Denmark	100%	100%

Pursuant to section 146(1) of the Danish Financial Statements Act, Management has chosen to submit an exemption declaration ('Undtagelseserklæring' in Danish) and has not issued annual reports for ZP SPV 1 K/S, ZP Holding SPV K/S and ZP SPV 3 K/S.

The financial statements of the two companies are fully consolidated in the consolidated financial statements of Zealand Pharma A/S.

No income has been received from subsidiaries during the 2020 or 2019.

Note 15 – Other investments

Please refer to note 15 to the consolidated financial statements.

Notes Note 16 – Prepaid expenses The increase in Prepaid expenses of DKK 11.5 million from 2019 to 2020 is primarily related to higher insurance coverage for Management and Board members due to increase liability risk. Please refer to note 19 in the consolidated financial statements for additional information regarding prepaid expenses. Note 17 – Other receivables DKK thousand 2020 2019 VAT 3,887 5,448 Other 3,308 2,488 Total other receivables 7,195 7,936 Please refer to note 20 in the consolidated financial statements for additional information regarding other receivables. Note 18 – Cash and cash equivalents DKK thousand 2020 2019 DKK 253,262 698,666 USD 521,977 299,695 EUR 85,533 21,450 Total cash and cash equivalents 860,772 1,019,811 Please refer to note 22 in the consolidated financial statements for additional information re- garding cash and cash equivalents. Note 19 – Share capital Please refer to note 21 to the consolidated financial statements. Note 20 – Other liabilities DKK thousand 2020 2019 Employee benefits 67,173 34,446 Development project costs 28,266 16,329 Other payables 15,287 13,623 Total other liabilities 110,727 64,399 Current: 93,983 64,399 Non-currenct 16,744 0 Please refer to note 26 in the consolidated financial statements for additional information regarding other liabilities. Note 21 – Contingent assets, liabilities and other contractual obligations Zealand Pharma A/S is part of a Danish joint taxation. Consequently, referring to the Danish Corporation Tax Act regulations, Zealand Pharma A/S is liable for any income taxes, etc. for the jointly taxed companies and Zealand Pharma A/S is likewise liable for any obligations to with- hold tax at source on interest, royalties and returns for the jointly taxed companies. Please refer to note 25 to the consolidated financial statements for information on contractual obligations. 114 Zealand Pharma  ∞  Annual Report 2020 Par Fin – Note 16-21

Zealand Pharma • Annual Report 2020 115

Notes.

Note 22 – Financial risks

Please refer to note 26 to the consolidated financial statements.

Contractual maturity (liquidity risk)
A breakdown of the Company's aggregate liquidity risk on financial assets and liabilities is given below.

The following table details the Company's remaining contractual maturity for its financial liabilities with agreed repayment periods. The table has been prepared using the undiscounted cash flows for financial liabilities, based on the earliest date on which the Company can be required to pay. The table includes both interest and principal cash flows. To the extent that the specific timing of interest or principal flows is dependent on future events, the table has been prepared based on Management's best estimate of such timing at the end of the reporting period. The contractual maturity is based on the earliest date on which the Company may be required to pay.

There are no interest cash-flows to be included in the table below for the existing financial liabilities as they are not interest-bearing financial liabilities.

DKK thousand	< 12 months	1-5 Years	>5 years	Total
Trade payables	59,307	0	0	59,307
Leasing	11,392	43,949	78,648	133,989
Other liabilities	92,983	0	0	92,983
Total financial liabilities at December 31, 2020	**163,682**	**43,949**	**78,648**	**286,279**
Trade payables	57,082	0	0	57,082
Leasing	7,692	23,359	54,709	85,760
Other liabilities	64,399	0	0	64,399
Total financial liabilities at December 31, 2019	**129,173**	**23,359**	**54,709**	**207,241**

All cash flows are undiscounted and include all liabilities under contracts.

DKK thousand	2020	2019
Categories of financial instruments		
Deposits	8,920	8,968
Trade receivables	0	733
Receivables from subsidiaries	325,645	3,271
Other receivables	7,195	7,936
Cash and cash equivalents	860,772	1,019,811
Financial assets measured at amortized cost	**1,502,532**	**1,040,719**
Marketable securities	297,345	299,448
Other investments	32,333	35,557
Financial assets measured at fair value through profit or loss	**329,678**	**335,005**
Trade payables	59,307	57,082
Payables to subsidiaries	8,562	0
Lease liabilities	119,848	85,760
Other liabilities	109,292	64,399
Financial liabilities measured at amortized cost	**297,009**	**207,241**

The fair value of marketable securities is based on Level 1 in the fair value hierarchy.

The fair value of other investments is based on level 3 in the fair value hierarchy.

At December 31, 2020 and 2019, the carrying amount of other financial assets and financial liabilities approximated the fair value.

Notes Note 23 – Transactions with related parties ‘Zealand Pharma A/S' related parties are the board of directors, executive management, and close members of the family of these persons. Refer to note 6 in the consolidated financial statements for remuneration of Board of Directors. Refer to note 4 in these parent company financial statements for remuneration of the executive management team. The parent company had the following transactions with subsidiaries: Revenue: DKK 138 million (DKK 0 million) Other income: DKK 35.5 million (DKK 0 million) Sale and marketing costs: DKK 327.8 million (DKK 0 million) Receivables: DKK 325.6 million (DKK 3,271 million) Payables: DKK 359.9 million (DKK 8,562 million) Note 24 – Adjustments for non-cash items DKK thousand 2020 2019 Depreciation 26,293 13,682 Warrant compensation expenses 16,273 13,796 Income tax receipt 0 -5,497 Income tax expense 0 0 Financial income 0 -9,227 Financial expenses 5,327 3,137 Exchange rate adjustments 9,623 -7,916 Total adjustments 57,516 7,975 Note 25 – Change in working capital DKK thousand 2020 2019 Increase/decrease in receivables -9,666 -29,616 Increase/decrease in inventory -45,700 0 Increase/decrease in payables 39,720 20,029 Increase/decrease in other liabilities 46,328 0 Adjustment for non-cash investing activities 0 -7,932 Adjustment for cash outflow for investment in Beta Bionics 0 22,803 Change in working capital 30,682 5,284 Note 26 – Allocation of result The Board of Directors proposes that the parent company’s 2020 net result of DKK -826.8 million (2019: net result of DKK -570.2 million) be carried forward to next year by transfer to retained loss. Note 27 – Significant events after the balance sheet date Please refer to note 30 in the consolidated financial statements. Note 28 – Approval of the annual report Please refer to note 31 in the consolidated financial statements. 116 Zealand Pharma  ∞  Annual Report 2020 Par Fin – Note 23-28

Free cash flow Free cash flow is calculated as the sum of cash flows from operating activities less purchase of property, plant and equipment. A positive free cash flow shows that the Group is able to finance its activities and that external financing or capital raises is thus not necessary for the Group’s operating activities. Therefore, Executive Management believes that this non-IFRS liquidity measure provides useful information to investors in addition to the most directly comparable IFRS financial measure “Net cash flow from operating activities.” The table below shows a rec- onciliation of free cash flow for 2020, 2019 and 2018: DKK thousand 2020 2019 2018 Cash (outflow)/inflow from operating activities -688,716 -409,455 -461,420 Less purchase of property, plant and equipment -25,044 -21,036 -4,038 Free cash flow -713,760 -430,491 -465,458 Alternative performance measures for the Group (non-audited) 117 Zealand Pharma  ∞  Annual Report 2020 Par Fin – Alternative performance measures

Statement of the Board of Directors and Executive Management The Board of Directors and Executive Management have today discussed and approved the Annual Report of Zealand Pharma A/S for the financial year January 1 – December 31, 2020. The consolidated financial statements and parent company financial statements have been prepared in accordance with International Financial Reporting Standards as adopted by the EU and additional requirements under the Danish Financial Statements Act. We consider the accounting policies used to be appropriate. In our opinion, the financial statements give a true and fair view of the Group’s and the parent company’s financial position as of December 31, 2020, and of the results of the Group’s and the Executive Management Emmanuel Dulac President and Chief Executive Officer Matthew Douglas Dallas Senior Vice President and Chief Financial Officer Board of Directors Alf Gunnar Martin Nicklasson Chairman Kirsten Aarup Drejer Vice Chairman parent company’s operations and cash flows for the financial year January 1 – December 31, 2030. In our opinion, the Management’s review includes a fair review of the development of the Group’s and the parent company’s operations and economic conditions, the results for the year, and the Group’s and the parent company’s financial position, as well as a review of the principal risks and uncertainties to which the Group and the parent company are exposed. We recommend that the Annual Report be approved at the Annual General Meeting. Søborg, March 11, 2021 Bernadette Connaughton Board member Leonard Kruimer Board member Alain Munoz Board member Jens Peter Stenvang Board member Employee elected Iben Louise Gjelstrup Board member Employee elected Jeffrey Berkowitz Board member Adam Sinding Steensberg Executive Vice President, Research & Development, and Chief Medical Officer Michael John Owen Board member Frederik Barfoed Beck Board member Employee elected Gertrud Koefoed Rasmussen Board member Employee elected 118 Zealand Pharma  ∞  Annual Report 2020 Statement – Management

Independent auditor’s report To the shareholders of Zealand Pharma A/S Report on the audit of the Consolidated Financial Statements and Parent Company Financial Statements Opinion We have audited the consolidated financial state- ments and the parent company financial statements of Zealand Pharma A/S for the financial year January 1 – December 31, 2020, which comprise income statement, statement of comprehensive income, statement of financial position, statement of changes in equity, cash flow statement and notes, including accounting policies, for the Group and the Parent Company. The consolidated financial statements and the parent company financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB) and as adopted by the EU and additional requirements of the Danish Financial Statements Act. In our opinion, the consolidated financial statements and the parent company financial statements give a true and fair view of the financial position of the Group and the Parent Company at December 31, 2020 and of the results of the Group's and the Parent Company's operations and cash flows for the finan- cial year January 1 – December 31, 2020 in accord- ance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB) and as adopted by the EU and additional requirements of the Danish Financial Statements Act. Our opinion is consistent with our long-form au- dit report to the Audit Committee and the Board of Directors. Basis for opinion We conducted our audit in accordance with Inter- national Standards on Auditing (ISAs) and additional requirements applicable in Denmark. Our responsi- bilities under those standards and requirements are further described in the "Auditor's responsibilities for the audit of the consolidated financial statements and the parent company financial statements" (hereinafter collectively referred to as "the financial statements") section of our report. We believe that the audit evi- dence we have obtained is sufficient and appropriate to provide a basis for our opinion. Independence We are independent of the Group in accordance with the International Ethics Standards Board for Account- ants' Code of Ethics for Professional Accountants (IESBA Code) and additional requirements applicable in Denmark, and we have fulfilled our other ethical responsibilities in accordance with these rules and requirements. To the best of our knowledge, we have not provided any prohibited non-audit services as described in article 5(1) of Regulation (EU) no. 537/2014. Appointment of auditor We were initially appointed as auditor of Zealand Pharma A/S on April 2, 2020 for the financial year 2020. 119 Zealand Pharma  ∞  Annual Report 2020 Statement – Independent auditor

Zealand Pharma • Annual Report 2020 120

Key audit matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial statements for the financial year 2020. These matters were addressed during our audit of the financial statements as a whole and in forming our opinion thereon. We do not provide a separate opinion on these matters. For each matter below, our description of how our audit addressed the matter is provided in that context.

We have fulfilled our responsibilities described in the "Auditor's responsibilities for the audit of the financial statements" section, including in relation to the key audit matters below. Accordingly, our audit included the design and performance of procedures to respond to our assessment of the risks of material misstatement of the financial statements. The results of our audit procedures, including the procedures performed to address the matters below, provide the basis for our audit opinion on the financial statements.

Valeritas business combination and bargain purchase gain

As disclosed in Note 29 to the consolidated financial statements, on April 2, 2020, Zealand Pharma A/S acquired substantially all the medical technology business from Valeritas Holding, Inc. a U.S. based commercial-stage company. The consideration transferred was DKK 167.7 million. The acquisition, which was accounted for as a business combination, resulted in a bargain purchase gain of DKK 36.7 million.

The Company has accounted for the Valeritas business combination by applying the acquisition method of accounting, including the recognition and measurement of the identified assets acquired and liabilities assumed at the acquisition-date fair values and the recognition of the gain from the bargain purchase.

Purchase price allocation is complex and bargain purchases are uncommon in nature. Auditing this matter required the involvement of valuation specialists due to the highly judgmental nature of the initial and reassessed fair value assumptions. These fair value assumptions included prospective financial information relating to revenue and gross margin growth and operating expense assumptions used in the fair value measurement process of intangible assets in the form of the V-Go technology and physician network and relationships. These assumptions have a significant effect on the bargain purchase.

How our audit addressed the key audit matter

We obtained an understanding of the processes for accounting for business combinations and evaluated the design and tested the operating effectiveness of controls relating to the measurement and valuation of the identified assets acquired and liabilities assumed. For example, we tested controls over management's use of external valuation specialists, management's review of the purchase price allocation, management's reassessment of the purchase price allocation, the revenue and gross margin growth and operating expense assumptions and related prospective financial information.

To test the purchase price allocation, our audit procedures included, among others, evaluating the methodology used, the significant prospective financial information used in the initial fair value assumptions and reassessed fair value assumptions of the V-Go technology and physician network and relationships, and the underlying data used by the Company. We compared the assumptions used by management to historical trends and market participant expectations. For example, we evaluated management's methodology for determining revenue and gross margin growth and operating expense assumptions compared to relevant publicly available market data, including market participant expectations, and methodology for reassessment of the purchase price allocation. We involved valuation specialists to assist with our procedures.

To evaluate the fair value of acquired intangible assets, we compared the initial fair value assumptions and reassessed fair value assumptions applied with publicly available market data and assessed any entity-specific adjustments that were applied. We also tested the completeness and accuracy of the underlying data, including the market data provided by management's external valuation specialists.

Accounting for rebates and discounts related to the Company's sales in the United States

As disclosed in Note 2 to the consolidated financial statements revenue from products sold by the Company in the United States (U.S.) is impacted by estimates related to managed care rebates, medicare part D rebates, and co-pay card redemption.

The estimates for managed care rebates, medicare part D rebates, and co-pay card redemption and related provisions are recognised as a reduction to gross sales in the period in which the underlying sales are recognised. As of December 31, 2020, the provisions for sales discounts and rebates amounts to DKK

Zealand Pharma • Annual Report 2020 121

36.4 million, as disclosed in Note 25 in the consolidated financial statements.

Auditing managed care rebates and medicare part D rebates, and co-pay card redemption and related provisions is complex due to the judgmental nature of management's estimates, which involves multiple assumptions, as not all conditions are known at the time of sale. For both managed care rebates and the medicare part D rebates, the key assumptions relate to the rebate percentages by each pharmacy as determined in each pharmacy's contract with the Company and forecasted number of prescriptions that will be filled by each pharmacy (referred to as payor mix). For co-pay card redemptions, the key assumptions relate to expected settlement rates for sales units remaining in the channel that have yet to be presented under co-pay terms. These assumptions are made based on historical actuals, which are used to estimate forecasted trends, including payor mix and settlement rates, which are used to estimate the expected settlement of managed care rebates and medicare part D rebates, and co-pay card redemption, and the specific terms in the individual agreements.

How our audit addressed the key audit matter

We gained and obtained an understanding of the Company's processes for accounting for managed care rebates, medicare part D rebates, and co-pay card redemptions related to sales in the U.S. including the methods for which management developed their assumptions used in the estimates, such as rebate percentages and payor mix for both managed care rebates and the medicare part D rebates and expected settlement rate for sales units remaining in the channel that have yet to be presented under co-pay terms for co-pay card redemptions.

We obtained management's calculation of provisions for managed care rebates, medicare part D rebates, and co-pay card redemptions and assessed the assumptions applied by management and compared them to applicable commercial policies, historical experience and the specific terms in the individual agreements. We further examined subsequent settlement obligations to assess completeness and accuracy of the recorded provisions. We performed an independent assessment on the key assumptions of the provisions as of December 31, 2020, including the payor mix and expected settlement rates, and compared these to the actual provisions recognised. In addition, we have assessed the adequacy of the Company's disclosures on rebates and discounts related to the matter described above.

Statement on the Management's review

Management is responsible for the Management's review.

Our opinion on the financial statements does not cover the Management's review, and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the Management's review and, in doing so, consider whether the Management's review is materially inconsistent with the financial statements or our knowledge obtained during the audit, or otherwise appears to be materially misstated.

Moreover, it is our responsibility to consider whether the Management's review provides the information required under the Danish Financial Statements Act.

Based on the work we have performed, we conclude that the Management's review is in accordance with the financial statements and has been prepared in accordance with the requirements of the Danish Financial Statements Act. We did not identify any material misstatement of the Management's review.

Management's responsibilities for the financial statements

Management is responsible for the preparation of consolidated financial statements and parent company financial statements that give a true and fair view in accordance with International Financial Reporting Standards as adopted by the EU and additional requirements of the Danish Financial Statements Act and for such internal control as Management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, Management is responsible for assessing the Group's and the Parent Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting in preparing the financial statements unless Management either intends to liquidate the Group or the Parent Company or to cease operations, or has no realistic alternative but to do so.

Auditor's responsibilities for the audit of the financial statements Our objectives are to obtain reasonable assurance as to whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs and additional requirements applicable in Denmark will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggre- gate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial statements. As part of an audit conducted in accordance with ISAs and additional requirements applicable in Den- mark, we exercise professional judgement and main- tain professional scepticism throughout the audit. We also: • Identify and assess the risks of material misstate- ment of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrep- resentations or the override of internal control. • Obtain an understanding of internal control rele- vant to the audit in order to design audit proce- dures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's and the Parent Com- pany's internal control. • Evaluate the appropriateness of accounting pol- icies used and the reasonableness of accounting estimates and related disclosures made by Man- agement. • Conclude on the appropriateness of Management's use of the going concern basis of accounting in preparing the financial statements and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group's and the Parent Company's ability to continue as a going concern. If we conclude that a material uncertain- ty exists, we are required to draw attention in our auditor's report to the related disclosures in the financial statements or, if such disclosures are in- adequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Group and the Parent Company to cease to continue as a going concern. • Evaluate the overall presentation, structure and contents of the financial statements, including the note disclosures, and whether the financial state- ments represent the underlying transactions and events in a manner that gives a true and fair view. • Obtain sufficient appropriate audit evidence re- garding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion. We communicate with those charged with govern- ance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in in- ternal control that we identify during our audit. We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards. From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consol- idated financial statements and the parent company financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regula- tion precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication. Report on compliance with the ESEF Regulation As part of our audit of the financial statements of Zealand Pharma A/S we performed procedures to express an opinion on whether the annual report for the financial year January 1 – December 31, 2020 with the file name [name of file] is prepared, in all 122 Zealand Pharma  ∞  Annual Report 2020

Zealand Pharma • Annual Report 2020 123

material respects, in compliance with the Commission Delegated Regulation (EU) 2019/815 on the European Single Electronic Format (ESEF Regulation) which includes requirements related to the preparation of the annual report in XHTML format and iXBRL tagging of the Consolidated Financial Statements.

Management is responsible for preparing an annual report that complies with the ESEF Regulation. This responsibility includes:

The preparing of the annual report in XHTML format;

The selection and application of appropriate iXBRL tags, including extensions to the ESEF taxonomy and the anchoring thereof to elements in the taxonomy, for financial information required to be tagged using judgement where necessary;

Ensuring consistency between iXBRL tagged data and the Consolidated Financial Statements presented in human readable format; and

For such internal control as Management determines necessary to enable the preparation of an annual report that is compliant with the ESEF Regulation.

Our responsibility is to obtain reasonable assurance on whether the annual report is prepared, in all material respects, in compliance with the ESEF Regulation based on the evidence we have obtained, and to issue a report that includes our opinion. The nature, timing and extent of procedures selected depend on the auditor's judgement, including the assessment of the risks of material departures from the requirements set out in the ESEF Regulation, whether due to fraud or error. The procedures include:

Testing whether the annual report is prepared in XHTML format;

Obtaining an understanding of the company's iXBRL tagging process and of internal control over the tagging process;

Evaluating the completeness of the iXBRL tagging of the Consolidated Financial Statements;

Evaluating the appropriateness of the company's use of iXBRL elements selected from the ESEF taxonomy and the creation of extension elements where no suitable element in the ESEF taxonomy has been identified;

Evaluating the use of anchoring of extension elements to elements in the ESEF taxonomy; and

Reconciling the iXBRL tagged data with the audited Consolidated Financial Statements.

In our opinion, the annual report for the financial year January 1 – December 31, 2020 with the file name 549300ITBB1ULBL4CZ12-2020-12-31_en.zip is prepared, in all material respects, in compliance with the ESEF Regulation.

Copenhagen, March 11, 2021
EY Godkendt Revisionspartnerselskab

Christian Schwenn Johansen State Authorised Public Accountant mne33234	Rasmus Bloch Jespersen State Authorised Public Accountant mne35503

Other information 124 Zealand Pharma ∞ Annual Report 2020 Other – COVER

Sources Company information Zealand Pharma A/S Sydmarken 11 2860 Søborg Denmark CVR no.: 20 04 50 78 Tel: +45 88 77 36 00 Fax: +45 88 77 38 98 Zealand Pharma U.S., Inc. 34 Farnsworth Street 4th Floor Boston, MA 02210 info@zealandpharma.com www.zealandpharma.com Established April 1, 1997 Registered office Gladsaxe Auditors EY Godkendt Revisionspartnerselskab CVR no.: 30 70 02 28 Transforming Peptides 1 J. Lau and M. Dunn, Therapeutic peptides: Historical perspectives, current devel- opment trends, and future directions. Bioorganic & Medicinal Chemistry, version 26, issue 10, 1 June 2018, p. 2700-2707 Pipeline Overview 1 Partnered with Boehringer Ingelheim. Zealand eligible for EUR 366m in outstand- ing milestones 2 Partnered with Boehringer Ingelheim. Zealand eligible for EUR 283m in outstand- ing milestones 3 Partnered with Aexion Pharmaceuticals. Zealand eligible for USD 610m in out- standing milestones 4 Acquired with Encycle Therapeutics Severe hypoglycemia ¹ Kalra 2013, UK Hypoglycemia Study Group 2 American Diabetes Association, diabetes.org 3 cdc.gov and diabetes.org and www.diabetesselfmanagement.com/diabetes- resources/tools-tech/insulin-pumps 4 National Diabetes Statistics Report. CDC. 2014 5 Company announcement No. 23/2018, Zealand Pharma achieves primary and key secondary endpoints in pivotal Phase 3 trial with dasiglucagon for severe hypoglycemia 6 Company announcement No. 15/2019, Zealand Pharma achieves primary and key secondary endpoints in second pivotal Phase 3 trial with dasiglucagon for severe hypoglycemia 7 Company announcement No. 35/2019, Zealand Pharma achieves primary and key secondary endpoints in pediatric Phase 3 trial with dasiglucagon for severe hypoglycemia Congenital hyperinsulinism 1 https://www.orpha.net/consor/cgi-bin/ (not including transient cases due to perinatal stress or diabetic mother) 2 Congenital Hyperinsulinism International. Available at: http://congenitalhi.org 3 Thornton PS et al., J Pediatr. 2015;167(2):238-45 4 Meissner T et al., Long-term follow-up of 114 patients with congenital hyper insulinism. Eur J Endocrinol 2003;149:43-510 5 Yorifuji et al. Pediatrics International 2014;56:467 6 Eljamel et al. Orphanet Journal of Rare Diseases 2018;13:123 Automated diabetes management ¹ ADA Section 8 2017: p71A 2 ADA Section 6 2017: p60C; p61A 3 Nicole C. Foster, et al, and for the T1D Exchange Clinic Network. Diabetes Technology & Therapeutics. Feb 2019. Short bowel syndrome ¹ Pironi L et al. Clin Nutr 2016;352:247–307 2 Jeppesen P. Expert Opinion Orphan Drugs 2013;1:515–25 3 Bielawska B. Nutrients 2017;9:466–60 4 Transparency Market Research; Short Bowel Syndrome Market, 2017 5 Torres C. Current Paediatr 2006;16:291–7; Bielawska B. Nutrients 2017;9:466–79; Pironi L et al. Clin Nutr 2016;352:247–307; Hofstetter S et al. Curr Med Res Opin 2013;29:495–504 Obesity/Type 2 diabetes ¹ Company announcement No. 29/2019, September 3, 2019 2 Skarbaliene, J., Pagler, T., Eickelmann, P., and Just, R. Anti-obesity effects of the novel long-acting amylin analogue ZP4982 in high-fat diet fed rats. Poster, the American Diabetes Association’s (ADA) 76th Scientific Sessions, New Orleans, 2016 125 Zealand Pharma  ∞  Annual Report 2020 Other – Sources - Company info

Design and production: Noted Zealand Pharma A/S Sydmarken 11 DK-2860 Søborg Denmark Tel: +45 88 77 36 00 Fax: +45 88 77 38 98 CVR no.: 20 04 50 78 zealandpharma.com